Chaparral Steel Company Preliminary Information Statement

Exhibit 99.1

INFORMATION STATEMENT

[Texas Industries, Inc. Letterhead]

                    , 2005

Dear Texas Industries, Inc. Stockholder:

In December 2004, we announced a plan to spin off our steel business, Chaparral Steel Company, as a separate publicly traded company. We will continue to operate our cement, aggregates and concrete business.

We expect to complete the spin-off on July 29, 2005. The spin-off will be accomplished through a pro rata dividend of the common stock of Chaparral Steel Company to the stockholders of Texas Industries, Inc. As a result, you will own shares in both companies.

At the time of the spin-off, you will receive one share of Chaparral Steel Company common stock for each share of Texas Industries, Inc. common stock that you hold at 5:00 p.m., New York City time, on July 20, 2005. You will not need to take any action to receive shares of Chaparral Steel Company common stock, nor will you be required to pay anything for the new shares or surrender any of your shares of Texas Industries, Inc. common stock. If you are a United States taxpayer, your receipt of shares of Chaparral Steel Company common stock in the spin-off is intended to be tax-free for United States federal income tax purposes, and we have an opinion from our tax counsel to that effect. You should, of course, consult your own tax advisor as to the particular tax consequences of the spin-off to you including potential tax consequences under state, local and non-United States tax laws.

Our board of directors has determined that a strategic separation of our two businesses is in the best interests of each business. Our steel business and our cement, aggregates and concrete business have operated quite independently from each other, with separate sales forces, different types of customers, distinct strategies and limited operating overlap. We anticipate that, by separating the businesses, each will be able to better focus on its distinct type of business and better pursue its own growth opportunities. Additionally, we also believe that the separation of the two businesses will simplify the profile of each company, allowing investors to more easily evaluate each company.

Shares of Chaparral Steel Company common stock are expected to trade on the Nasdaq National Market under the symbol “CHAP”. Shares of Texas Industries will continue to be listed on the New York Stock Exchange under the symbol “TXI” when the spin-off is completed.

Enclosed please find an information statement that describes the spin-off and the business of Chaparral Steel Company. We encourage you to read this information carefully. Please note that stockholder approval is not required for the spin-off, so we are not asking you for a proxy.

If you have any questions regarding the spin-off, please contact our investor relations department by calling Kenneth R. Allen, Vice President and Treasurer, or sending a letter to: Investor Relations, Texas Industries, Inc., 1341 W. Mockingbird Lane, Dallas, TX 75247.

Sincerely,

Mel G. Brekhus

President and Chief Executive Officer

Texas Industries, Inc.

[Chaparral Steel Company Letterhead]

                    , 2005

Dear Future Chaparral Steel Company Stockholder:

I am pleased to welcome you as a stockholder of Chaparral Steel Company. You have known us as a subsidiary of Texas Industries, Inc. With the completion of the spin-off from Texas Industries, Inc. to be completed on July 29, 2005, we will be a separate public company traded on the Nasdaq National Market under the symbol “CHAP”.

We believe our steel operations are in their strongest competitive position since our founding in 1973. Today, we are the second largest producer of structural steel products in North America with state-of-the-art production facilities well suited for a highly competitive industry. Our strengths in customer service and product and process innovation combine with our production facilities to provide a solid foundation for growth.

As an independent company, we believe we will be in a better position to identify and respond to the challenges and the opportunities of the steel markets we serve. We look forward to sharing our future opportunities with our stockholders.

The following documents contain additional information relating to our separation from Texas Industries, Inc. I encourage you to read them and obtain a greater understanding of our business and the spin-off transaction.

Sincerely,

Tommy A. Valenta

President and Chief Executive Officer

Chaparral Steel Company

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission.

Preliminary and Subject to Completion, dated July 8, 2005

INFORMATION STATEMENT

Chaparral Steel Company

DISTRIBUTION OF              SHARES OF COMMON STOCK

We are furnishing this information statement to the stockholders of Texas Industries, Inc., or TXI, in connection with TXI’s distribution to holders of its common stock of all outstanding shares of common stock of Chaparral Steel Company. At this time, Chaparral Steel Company is a wholly-owned subsidiary of TXI. After the spin-off is completed, Chaparral Steel Company will be a separate company and will own and operate the steel manufacturing business currently owned and operated by TXI. TXI will continue to own and operate its cement, aggregates and concrete business. If you are a holder of record of TXI common stock at 5:00 p.m., New York City time, on July 20, 2005, which will be the record date for the distribution, you will be entitled to receive one share of our common stock for each share of TXI common stock that you hold on the record date. Immediately after the distribution is completed on the distribution date, we will be an independent public company. We expect the distribution to occur on July 29, 2005.

We expect that, at the time of the distribution, each share of our common stock will have attached to it one preferred stock purchase right, the principal terms of which are described under “Description of Capital Stock— Anti-takeover Provisions—Preferred Stock Purchase Rights Plan”. Where appropriate, references in this information statement to our common stock include the associated preferred stock purchase rights.

No stockholder vote is required for the spin-off to occur. You are not required to take any action to receive the shares of our common stock to which you are entitled in the spin-off. This means that:

•	you do not need to pay any consideration to Chaparral Steel Company or to TXI; and

•	you do not need to surrender or exchange any shares of TXI common stock to receive your shares of our common stock.

Currently, there is no public trading market for our common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect regular way trading of our common stock will begin on the first trading day after the distribution. We have applied to have our common stock traded on the Nasdaq National Market under the symbol “CHAP”.

As you review this information statement, you should carefully consider the matters described in “Risk Factors” beginning on page 9.

We are not asking you for a proxy and you are requested not to send us a proxy.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this information statement. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

The date of this information statement is                     , 2005.

TXI first mailed this information statement to its stockholders on or about                     , 2005.

i

EXPLANATORY NOTE

We are furnishing this information statement solely to provide you with information regarding both the spin-off and our company. It is not an inducement or encouragement to buy or sell any securities of Chaparral Steel Company or TXI.

This information statement summarizes certain documents, but we refer you to the actual documents for a more complete understanding of the information we discuss in this information statement. You should rely only on the information contained in this information statement and such documents. We have not authorized any other person to provide you with information different from that contained in this information statement. We believe the information contained in this information statement is accurate as of its date. Therefore, you should assume that the information contained in this information statement is accurate only as of the date on the front cover of this information statement or other date stated in this information statement, regardless of the time of delivery of this information statement. Our business, financial condition, results of operations and prospects may have changed since that date, and neither we nor TXI will update the information except in the normal course of our respective public disclosure obligations and practices or as specifically indicated in this information statement.

SUMMARY

This summary highlights selected information contained elsewhere in this information statement. Because this is only a summary, it does not contain all the information that may be important to you. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in this information statement. In this information statement, except as noted herein or as the context may otherwise require, all references to the “spin-off” or the “distribution” are to the pro rata distribution by TXI to its stockholders of all of the issued and outstanding shares of Chaparral Steel Company common stock, “TXI” refers to Texas Industries, Inc. and “we”, “us” and “our” refer to Chaparral Steel Company and its subsidiaries. The phrase “fiscal year” refers to the twelve months ended May 31st of the relevant year and the term “ton” means 2,000 pounds.

The Spin-Off

The following is a brief summary of the terms of the spin-off.

Distributing Company	Texas Industries, Inc., or TXI. After the spin-off, TXI will not own any shares of our common stock.
Spun-Off Company	Chaparral Steel Company. Currently, Chaparral Steel Company is a subsidiary of TXI. After the spin-off, Chaparral Steel Company will be a separate, independent public company.
Securities to Be Distributed

         shares of our common stock, par value $0.01 per share, will be distributed, which will be all of the shares of Chaparral Steel Company common stock owned by TXI and will constitute all of our common stock outstanding immediately before the spin-off.

We expect that, at the time of the distribution, each share of our common stock will have attached to it one preferred stock purchase right.

Distribution Ratio	One share of our common stock for each share of TXI common stock that you hold on the record date.
Record Date	5:00 p.m., New York City time, on July 20, 2005.
Distribution Date	July 29, 2005. The distribution is expected to be effective at 5:00 p.m., New York City time, on the distribution date.
Distribution Agent	Shortly after the distribution date, the distribution agent will distribute the shares of our common stock by crediting these shares to book-entry accounts established by the distribution agent for persons that were TXI stockholders on the record date. You will not be required to make any payment or to surrender or exchange your shares of TXI common stock or take any other action to receive your shares of our common stock. Under the separation and distribution agreement between us and TXI, TXI may terminate the distribution without liability at any time prior to the time that the distribution is effected. See “The Spin-Off”.
Trading Market

We have filed an application to have our common stock traded on the Nasdaq National Market under the symbol “CHAP”.

No public market for our common stock currently exists. On or about the record date, we anticipate that shares of our common stock will begin trading on a limited market, commonly known as a “when-issued” trading market. When-issued trading refers to a transaction made subject to later issuance and delivery of the shares, because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading of our common stock will end, and “regular-way” trading will begin. See “The Spin-Off – Listing and Trading of our Common Stock”.

United States Federal Income Tax Consequences

TXI has received an opinion of Thompson & Knight LLP, its tax counsel, to the effect that for U.S. taxpayers the distribution will qualify as a transaction that is tax-free to TXI and its stockholders under Section 355 of the Internal Revenue Code. See “The Spin-Off – Material United States Federal Income Tax Consequences of the Distribution”.

Relationship between Chaparral Steel Company and TXI

We have entered into a separation and distribution agreement and several ancillary agreements with TXI to establish the terms and conditions upon which TXI will distribute all shares of our common stock to its stockholders.

After the distribution, these agreements also will govern the relationship between TXI and us, as two independent public companies, including:

•      the allocation of employee benefits, tax and other liabilities and obligations,

•      our indemnification of TXI against liabilities arising out of the steel business and

•      TXI’s indemnification of us against liabilities arising out of TXI’s retained cement, aggregates and concrete business.

See “Arrangements between TXI and Chaparral Steel Company”.

Pre-Distribution Payment to TXI	In connection with the spin-off, we paid approximately $341 million in a cash dividend to TXI. We funded this dividend to TXI through borrowings under our bank credit facility and the issuance of our notes. See “The Spin-Off – The Spin-Off of Chaparral Steel Company from TXI – Incurrence of Debt”.

Conditions to the Spin-off	The spin-off is subject to the satisfaction or waiver of certain conditions set forth in the separation and distribution agreement between us and TXI. TXI may waive any of the conditions set forth in the separation and distribution agreement and, regardless of whether the conditions are satisfied, the separation and distribution agreement may be terminated and the distribution abandoned by TXI at any time prior to the distribution. See “Arrangements between TXI and Chaparral Steel Company—Separation and Distribution Agreement—The Distribution”.

Certain Restrictions	In general, under the tax sharing and indemnification agreement between TXI and us, we may not take any action that would jeopardize the favorable tax treatment of the distribution and, except in certain specified transactions, we may not (1) under any circumstances during a period of six months following the distribution sell, exchange, distribute or otherwise dispose of our assets except in the ordinary course of business or liquidate, merge or consolidate with any other person or (2) repurchase any of our stock for two years following the distribution, except in certain circumstances permitted by the IRS, unless we provide TXI with an unqualified opinion of tax counsel acceptable to TXI, to the effect that such a redemption or other identified transaction will not affect the tax-free nature of the distribution.

Risk Factors	The distribution and ownership of Chaparral Steel Company common stock involves various risks. See “Risk Factors”.

Our Company

Business Overview

We are the second largest producer of structural steel products in North America, based on tons shipped in our last calendar year. We are also a major producer of steel bar products. We operate two mini-mill plants located in Midlothian, Texas and Dinwiddie County, Virginia that together have an annual rated production capacity of approximately 2.8 million tons of steel. We began operations in our Texas plant in July 1973 as a mini-mill producer of steel bar products with an annual capacity of 0.25 million tons and have since grown through internal expansion. In 1999, we completed construction of our modern, low-cost structural steel plant in Virginia, which nearly doubled our structural steel capacity and expanded our product line.

We utilize mini-mill technology, whereby recycled scrap steel is melted in electric arc furnaces, and continuous casting systems form the molten steel into a broad range of products. For the year ended May 31, 2004, we shipped 2.1 million tons of finished product and generated sales of $905 million. For the nine months ended February 28, 2005 we shipped 1.3 million tons of finished product and generated sales of $799 million. Recent profitability has been high despite low levels of non-residential construction, the primary driver of demand for our products. We believe non-residential construction will ultimately recover from current cyclical lows. As our capacity utilization improves with the rebound in non-residential construction, we believe we will benefit from the resulting increase in production and sales.

Through our plant expansions and product innovations, we have significantly expanded and diversified our product mix. We currently manufacture over 230 different types, sizes and grades of structural steel and steel bar products. Our structural steel products include wide flange beams, channels, piling products and other shapes, and our steel bar products include specialty bar products and, to a lesser extent, reinforcing bar. Structural steel, steel bar products and other steel products represented approximately 74%, 23% and 3%, respectively, of net product sales for the nine months ended February 28, 2005.

We market our products throughout the United States, Canada and Mexico, and to a limited extent in Europe. We sell to steel service centers and steel fabricators for use in the construction industry, as well as to cold finishers, forgers and original equipment manufacturers for use in the railroad, defense, automotive, manufactured housing and energy industries.

Our Strengths

We believe we have a strong competitive position attributable to a number of factors, including our:

•	position as a low cost producer and supplier due primarily to our:

•	modern plants with low ongoing capital requirements;

•	on-site shredder operations;

•	efficient, non-union workforce; and

•	commitment to innovation;

•	strategic geographic locations;

•	diversified product mix and end-user markets;

•	long-standing, diverse customer relationships; and

•	strong management team and entrepreneurial corporate culture.

Our Strategy

We intend to build stockholder value by:

•	maintaining our low cost profile;

•	expanding our product offerings;

•	providing superior customer service;

•	maintaining a strong financial position and financial flexibility; and

•	selectively pursuing additional growth through a disciplined approach to acquisitions

Principal Executive Offices

Our principal executive offices are located at 300 Ward Road, Midlothian, Texas 76065. Our telephone number is (972) 775-8241. We are incorporated under the laws of the state of Delaware.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA AND CONSOLIDATED SUMMARY PRO FORMA FINANCIAL INFORMATION

Set forth below are summary consolidated financial and other data for each of the three fiscal years in the period ended May 31, 2004 and the nine months ended February 29, 2004 and February 28, 2005. The consolidated balance sheet data as of May 31, 2003 and 2004 and the consolidated statement of operations data for each of the three fiscal years in the period ended May 31, 2004, have been derived from our audited consolidated financial statements included elsewhere in this information statement. The consolidated balance sheet data as of February 28, 2005 and the consolidated statement of operations data for the nine months ended February 29, 2004 and February 28, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this information statement. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of interim financial information have been included. Our interim financial results might not be indicative of our full-year results. The consolidated financial statements reflect transactions with TXI and its affiliates on the basis determined by TXI. You should read the information presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this information statement.

The historical financial data includes all costs of TXI’s steel business. For all periods presented, these costs include the allocation of certain corporate expenses from TXI. We believe that these allocations were made on a reasonable basis. The consolidated financial statements may not necessarily reflect our financial position, results of operations and cash flows in the future or what the financial position, results of operations or cash flows would have been if we had been an independent public company during the periods presented.

	Fiscal Years Ended May 31,			Nine Months Ended
	2002	2003	2004	February 29, 2004	February 28, 2005
	(in thousands)
Consolidated Statement of Operations Data:
Net sales	$685,228	$645,991	$905,324	$597,507	$799,019
Costs and expenses (income):
Cost of products sold	640,034	673,597	842,228	588,129	647,976
Selling, general and administrative	30,482	23,913	30,173	21,447	21,159
Interest	50,581	51,027	49,597	37,137	36,101
Other income, net	(15,624)	(1,967)	(7,677)	(5,133)	(3,751)

	705,473	746,570	914,321	641,580	701,485

Income (loss) before income taxes and accounting change	(20,245)	(100,579)	(8,997)	(44,073)	97,534
Income taxes (benefit)	(7,011)	(36,517)	(3,199)	(15,716)	34,151

Income (loss) before accounting change	(13,234)	(64,062)	(5,798)	(28,357)	63,383
Cumulative effect of accounting change – net of income taxes	—	—	480	480	—

Net income (loss)	$(13,234)	$(64,062)	$(5,318)	$(27,877)	$63,383

Basic and diluted earnings (loss) per share:
Income (loss) before accounting change	$(.58)	$(2.82)	$(.25)	$(1.25)	$2.79
Cumulative effect of accounting change	—	—	.02	.02	—

Net income (loss)	$(.58)	$(2.82)	$(.23)	$(1.23)	$2.79

Average shares outstanding:
Basic and diluted	22,728	22,728	22,728	22,728	22,728

	Fiscal Years Ended May 31,			Nine Months Ended
	2002	2003	2004	February 29, 2004	February 28, 2005
	(in thousands)
Consolidated Balance Sheet Data (at end of period):
Cash	$—	$3,328	$8,575	$872	$4,526
Total assets	1,078,316	986,430	1,035,925	1,035,018	1,097,962
Long-term payable to parent	543,246	543,246	543,246	543,246	543,246
Stockholder’s equity	340,151	276,118	270,801	248,241	336,783

Other Financial Data:
Units shipped (tons)
Structural	1,498	1,464	1,637	1,195	1,014
Bar	383	360	449	336	269

Total units shipped	1,881	1,824	2,086	1,531	1,283

The following table sets forth pro forma financial information for the year ended May 31, 2004 and as of and for the nine months ended February 28, 2005, which has been derived from our historical consolidated financial statements as of such dates and for such periods, and giving pro forma effect to the distribution, our dividend to TX1 and our financings, as if these transactions occurred as of June 1, 2003 for the pro forma consolidated statement of operations data for the year ended May 31, 2004, as of June 1, 2004 for the pro forma consolidated statement of operations data for the nine months ended February 28, 2005 and as of February 28, 2005 for the pro forma consolidated balance sheet data as of February 28, 2005. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Please see the notes to the unaudited pro forma consolidated financial statements included elsewhere in this information statement for a discussion of how the adjustments are presented in the pro forma consolidated financial statements. The summary pro forma financial information does not purport to represent what our financial position and results of operations actually would have been had the distribution and our proposed financings occurred on the dates indicated or to project our financial performance for any future period.

	Fiscal Year Ended	Nine Months Ended
	May 31, 2004	Feb. 28, 2005
Pro Forma Consolidated Condensed Statement of Operations Data (In thousands, except per share):
Net sales	$905,324	$799,019
Gross profit	63,096	151,043
Operating profit (1)	40,600	133,635
Income before accounting change (1)	4,285	70,232

Share information:
Income before accounting change per share:
Basic	$.19	$3.09
Diluted	.19	3.02
Weighted average shares outstanding:
Basic	22,728	22,728

Diluted	22,972	23,224

As of Feb. 28, 2005
Pro Forma Consolidated Condensed Balance Sheet Data (In thousands):
Cash	$4,526
Total assets	1,107,162
Long-term debt	350,000
Stockholders’ equity	548,444

(1)	Excludes the impact of incremental selling, general and administrative expenses we expect to incur to operate as an independent public company.

RISK FACTORS

You should carefully consider the risks described below and all the other information contained in this information statement in evaluating our company and common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our business and operations. This information statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below or elsewhere in this information statement.

Risks Related to Our Spin-Off from TXI

When we operate as a stand-alone company after the spin-off, our results may be substantially different from those indicated by our historical and pro forma financial statements.

The historical and pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or what our results of operations, financial position and cash flows will be in the future, for the following reasons:

•	while our historical results of operations include all costs of TXI’s steel business, our historical costs and expenses are not necessarily indicative of the costs that would have been or will be incurred by us as an independent public company;

•	we have not made adjustments to our historical financial information to reflect changes that will occur in our cost structure, financing and operations as a result of our spin-off from TXI. These changes include potentially increased costs associated with reduced economies of scale and less purchasing power; and

•	our historical effective tax rate may not be indicative of our future effective tax rate due to changes in the mix of our earnings in the various states where we operate.

Therefore, our historical and pro forma financial statements may not be indicative of our future performance as an independent company.

We have no recent history operating as an independent public company upon which you can evaluate us.

We have been operating as wholly-owned subsidiaries of TXI since December 1998. As an independent public company following the spin-off, our ability to satisfy our obligations and maintain profitability will be solely dependent upon the future performance of the businesses we own and operate, and we will not be able to rely upon the capital resources and cash flows of those business lines remaining with TXI. In addition, our historical financial statements reflect the allocation to us of a portion of TXI’s cost for certain corporate functions, but they do not reflect the costs of being a public company.

Following the spin-off, TXI will have no obligation to perform any corporate or public company functions for us. We are in the process of creating our own, or engaging third parties to provide, corporate and public company functions to replace those currently performed by TXI by the distribution date. We may not be successful in fully implementing these functions or in transitioning data from TXI’s systems to ours. In addition, we may incur costs for these functions that are higher than the amounts reflected in our historical and pro forma financial statements. If we do not have in place our own systems and business functions, or if we do not have agreements with other providers of these services, we may not be able to operate our business effectively and our market position, financial condition or results of operations may be adversely affected.

Our substantial debt could adversely affect our cash flow available to fund our business needs and have other consequences adverse to our business.

We have borrowed approximately $350 million in connection with the spin-off. See “Description of Certain Indebtedness”. Our substantial debt could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business, the steel industry or the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, among other things, our ability to borrow additional funds, even if necessary to maintain adequate liquidity.

The terms of the indentures governing our new notes, our new bank credit facility and our other debt agreements allow us to issue and incur additional debt upon satisfaction of certain conditions. If new debt is added to current debt levels, the related risks described above could increase.

We will require a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on, or repay or refinance, our debt and to fund planned capital expenditures, will depend largely upon the availability of financing through our new bank credit facility and our future operating performance. Our future operating performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on our satisfaction of the covenants in our new bank credit facility, our new notes and our other debt agreements, and other agreements we may enter into in the future. Specifically, we will need to maintain certain financial ratios, including a leverage ratio and an interest expense coverage ratio. Although we generated $63.4 million of net income for the nine months ended February 28, 2005, we experienced net losses of $13.2 million, $64.1 million and $5.3 million for fiscal years 2002, 2003 and 2004, respectively. We cannot assure you that we will continue to be profitable or that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our new bank credit facility or from other sources in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. If we are unable to generate sufficient cash flow to meet our debt service requirements, we may have to renegotiate the terms of our debt or obtain additional financing.

We cannot assure you that we will be able to refinance any of our debt, including our new bank credit facility or our new notes, or obtain additional financing on commercially reasonable terms or at all. If we were unable to obtain new financing under these circumstances, we would have to consider other options, such as:

•	sales of certain assets to meet our debt service obligations;

•	sales of equity; and

•	negotiations with our lenders to restructure the applicable debt.

Our new bank credit facility and the indenture governing the new notes restrict, and the terms of any other debt may restrict, or market or business conditions may limit, our ability to do any of these things. If none of these options were available to us on reasonable terms, a default could occur under our debt agreements which could permit the lenders to accelerate any indebtedness outstanding under the debt agreements.

The agreements that govern our new debt contain various covenants that restrict our ability to prepay or repurchase our debt, otherwise limit our discretion in the operation of certain aspects of our business and could lead to acceleration of debt.

Our financing agreements impose operating and financial restrictions on our activities. Our new bank credit facility requires us to comply with or maintain certain financial tests and ratios, including a leverage ratio and an interest expense coverage ratio. Our new bank credit facility also limits our ability to prepay or repurchase our new notes in certain circumstances. Restrictions contained in these financing agreements also limit or prohibit our ability and certain of our subsidiaries’ ability to, among other things:

•	make certain investments;

•	incur additional debt or sell preferred stock;

•	create liens;

•	restrict dividend payments or other payments from subsidiaries to us;

•	engage in consolidations and mergers or sell or transfer assets;

•	engage in transactions with our affiliates; and

•	sell stock in our subsidiaries.

Various risks and events beyond our control could affect our ability to comply with these covenants and maintain financial tests and ratios. If we cannot comply with the financial covenants in our new bank credit facility, we may not be able to borrow under this facility. In addition, failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing that debt. In addition, lenders may be able to terminate any commitments they make to supply us with further funds. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by these agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. We may not be able to obtain waivers or amendments of our financing agreements, if necessary, at acceptable terms or at all.

The spin-off could result in significant tax liability.

TXI has received an opinion from Thompson & Knight LLP to the effect that, among other things, the distribution will qualify as a tax-free spin-off under section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), to TXI and its stockholders for U.S. federal income tax purposes. See “The Spin-Off—Material United States Federal Income Tax Consequences of the Distribution”. The opinion is based upon various factual representations and assumptions, as well as upon certain undertakings. We are not aware of any facts or circumstances that would cause the representations and assumptions to be untrue or incomplete in any material respect. If, however, any of those factual representations or assumptions were untrue or incomplete in any material respect, any undertaking was not complied with, or the facts upon which the opinion is based were materially different from the facts at the time of the distribution, the distribution may not qualify for tax-free treatment.

Under current Internal Revenue Service policy, advance rulings will not be issued for certain significant aspects of spin-off transactions. Therefore, TXI has not applied for an advance ruling from the IRS with respect to the U.S. federal income tax consequences of the distribution. Opinions of counsel are not binding on the courts or the IRS, and the conclusions expressed in the opinion to be delivered to TXI could be challenged by the IRS.

If the spin-off fails to qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, TXI would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value. TXI’s stockholders would be treated as if they had received a taxable dividend equal to the fair market value of our common stock that was distributed to them, taxed as a dividend (without reduction for any portion of a TXI stockholder’s basis in its shares of TXI common stock) for U.S. federal income tax purposes and possibly for purposes of state and local tax law, to the extent of a TXI stockholder’s pro rata share of TXI’s current and accumulated earnings and profits (including any taxable gain of TXI with respect to the spin-off). It is expected that the amount of any such taxes to TXI’s stockholders and TXI would be substantial. See “The Spin-Off—Material United States Federal Income Tax Consequences of the Distribution”. Although the taxes described above generally would be imposed on TXI and its stockholders, we would in certain circumstances be liable for all or a portion of such taxes.

Our ability to engage in acquisitions and other strategic transactions is subject to limitations because we are agreeing to certain restrictions in order to comply with United States federal income tax requirements for a tax-free spin-off.

Current U.S. tax law that applies to spin-offs generally creates a presumption that the spin-off would be taxable to TXI but not to its stockholders if we engage in, or enter into an agreement to engage in, a transaction (or series of transactions) that would result in a 50% or greater change by vote or by value in our stock ownership during the four-year period beginning on the date that begins two years before the distribution date, unless it is established that the transaction (or a series of transactions) is not pursuant to a plan related to the spin-off. United States Treasury regulations generally provide that whether an acquisition transaction and a spin-off transaction are part of a plan is determined based on all of the facts and circumstances, including specific factors listed in the regulations. In addition, the regulations provide certain “safe harbors” for acquisition transactions that are not considered to be part of a plan.

There are other restrictions imposed on us under current U.S. federal income tax laws for spin-offs and with which we will need to comply in order to preserve the favorable tax treatment of the distribution, such as continuing to own and manage our steel business and limitations on sales or redemptions of our common stock for cash or other property following the distribution.

In the tax sharing and indemnification agreement, we have agreed that, among other things, we will not take any actions that would result in any tax being imposed on the spin-off. Further, we may not repurchase any of our stock for two years following the spin-off except in certain circumstances permitted by the IRS guidelines nor may we, under any circumstances, during the six-month period following the spin-off, except in certain specified transactions, liquidate, merge or consolidate with another person or sell, exchange, distribute or otherwise dispose of our assets (or those of certain of our subsidiaries) except in the ordinary course of business. We may, however, take certain actions prohibited by the tax sharing and indemnification agreement (other than those described above that are prohibited within the six month period) if we provide TXI with an unqualified opinion of tax counsel or a private letter ruling from the IRS, acceptable to TXI, to the effect that these actions will not affect the tax-free nature of the spin-off. These restrictions could substantially limit our strategic and operational flexibility, including our ability to finance our operations by issuing equity securities, make acquisitions using equity securities, repurchase our equity securities, raise money by selling assets or enter into business combination transactions.

We may be required to satisfy certain indemnification obligations to TXI or may not be able to collect on indemnification rights from TXI.

In the tax sharing and indemnification agreement, we have agreed to indemnify TXI and its subsidiaries for any loss, including any adjustment to taxes of TXI, resulting from (1) any action or failure to act by us or any of our subsidiaries following the completion of the spin-off that would be inconsistent with or prohibit the spin-off from qualifying as a tax-free transaction to TXI and to you under section 355 of the Code, (2) certain acquisitions of our equity securities or assets or those of certain of our subsidiaries, and (3) any breach of any representation or covenant given by us or our subsidiaries in the separation documents or in connection with the tax opinion delivered to TXI by Thompson & Knight LLP. For a more detailed discussion, see “Arrangements between TXI and Chaparral Steel Company—Tax Sharing and Indemnification Agreement”. Our indemnification obligations to TXI and its subsidiaries are not limited in amount or subject to any cap.

Under the terms of the separation and distribution agreement, we and TXI each have agreed to indemnify each other after the spin-off with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies. These indemnification obligations could be significant.

The ability to satisfy these indemnities if called upon to do so will depend upon our future strength and the future financial strength of each of our companies. We cannot determine whether we will have to indemnify TXI for any substantial obligations after the distribution. We also cannot assure you that, if TXI has to indemnify us for any substantial obligations, TXI will have the ability to satisfy those obligations to us. If we are required to indemnify TXI and its subsidiaries, officers and directors for any obligations under the circumstances set forth above, we may be subject to substantial liabilities that could exceed our net equity value at that time.

Concerns about our prospects as a stand-alone company could affect our ability to attract and retain customers and employees.

Our customers and employees may have concerns about our prospects as a stand-alone company, including our ability to maintain our independence and our inability to rely on TXI’s capital resources, cash flows and corporate functions after the spin-off. If we are not successful in assuring our customers and employees of our prospects as an independent company, our customers may choose other providers and our employees may seek other employment, which could materially adversely affect our business and our market position.

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price.

There has been no public market for our common stock prior to the spin-off. An active public market for our common stock may not develop or be sustained after the spin-off. The price of our common stock in any such market may be higher or lower than the initial trading price. Many factors could cause the market price of our common stock to rise and fall, including the following:

•	variations in our quarterly results;

•	announcements of technological innovations by us or by our competitors;

•	introductions of new products or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that elect to follow our stock; and

•	market conditions in our industry, the industries of our customers, and the economy as a whole.

Substantial sales of our common stock following the spin-off, or the perception that such sales might occur, could depress the market price of our common stock.

Substantially all of the shares of our common stock distributed in the spin-off will be eligible for immediate resale in the public market. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could depress the market price of our common stock. We are unable to predict whether substantial amounts of our common stock will be sold in the open market following the spin-off.

The combined post-spin-off value of TXI’s and our shares may not equal or exceed the pre-spin-off value of TXI’s shares.

After the spin-off, TXI common stock will continue to be listed and traded on the New York Stock Exchange. We have applied to list our common stock on the Nasdaq National Market. We cannot assure that the combined trading prices of TXI common stock and our common stock after the spin-off, as adjusted for any changes in the combined capitalization of both companies, will be equal to or greater than the trading price of TXI common stock prior to the spin-off. Until the market has fully evaluated the business of TXI without our business, the price at which TXI common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our business, the price at which our common stock trades may fluctuate significantly, and you may not realize the full benefit of the spin-off.

Our change-in-control provisions could make it more difficult for a third party to acquire us, and discourage a takeover, and may adversely affect our stockholders.

Our certificate of incorporation and bylaws and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. See “Description of Capital Stock—Anti-takeover Provisions—Certificate of Incorporation and Bylaw Provisions”. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders”. See “Description of Capital Stock—Anti-takeover Provisions—Delaware Business Combination Statute”.

Prior to the spin-off, we intend to adopt a preferred stock purchase rights plan in order to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. While the plan was designed to guard against coercive or unfair tactics to gain control of our company, the rights will have certain anti-takeover effects. The rights will cause substantial dilution to any person or group who attempts to acquire a significant amount of common stock without approval from our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage or delay any attempt to acquire us. Because we can redeem the rights, the rights will not interfere with a merger or other business combination approved by our board. See “Description of Capital Stock—Anti-takeover Provisions—Preferred Stock Purchase Rights Plan”.

We have entered into a tax sharing and indemnification agreement with TXI under which we agreed that, among other things, we may not, except in certain specified transactions, redeem our equity securities (or those of certain of our subsidiaries) for two years following the spin-off nor may we liquidate, merge or consolidate with another person or sell, exchange, distribute or otherwise dispose of a substantial portion of our assets (or those of certain of our subsidiaries) during the six-month period following the spin-off. See “Arrangements between TXI and Chaparral Steel Company—Tax Sharing and Indemnification Agreement”. Notwithstanding these restrictions, we may take certain actions prohibited by these covenants (other than those described above that are prohibited during the six-month period) if we provide TXI with an IRS ruling or an unqualified opinion of tax counsel, acceptable to TXI, to the effect that these actions will not affect the tax-free nature of the spin-off.

The credit agreement governing our senior secured revolving credit facility and the indenture governing our senior notes also contain provisions that may require us to repay our borrowings under the revolving credit facility and repay holders of our senior notes if a change of control occurs.

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in the control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See “Description of Capital Stock—Anti-takeover Provisions” and “Description of Capital Stock—Preferred Stock Purchase Rights Plan”.

Risks Relating to Our Company

We face significant competition, and some of our competitors have resources in excess of our available resources and less financial leverage than we do.

We compete in our steel markets with domestic and international producers of steel products. Competition within the steel industry, both domestically and worldwide, is intense and is expected to remain so. We compete on the basis of price, quality and the ability to meet our customers’ product needs and delivery schedules. The highly competitive nature of the steel industry has at times exerted downward pressure on prices.

In recent years we have made significant capital expenditures to expand our facilities in order to strengthen our competitive position. These or any future expansionary capital expenditures, however, may not improve our competitive position and business prospects as anticipated, and, if they do not, our results of operations may be adversely affected. Further, due to the high fixed cost nature of our business, our operating results may be significantly affected by relatively small changes in production volumes. In addition, some of our competitors are larger, have greater financial resources and may have less financial leverage or lower cost structures than we do. As a result, these competitors may cope better with downward pricing pressure and adverse economic or industry conditions than we would. See “Business—Competition”.

The availability and pricing of raw materials and energy could lower our results of operations and harm our financial condition.

In the past our results of operations and financial condition have been, and may again in the future be, worsened by increases in raw material or energy costs, or their lack of availability. We are dependent upon purchased recycled steel scrap as a raw material and upon energy sources, including electricity and fossil fuels. We have generally not entered into any long-term contracts to satisfy our fuel and electricity needs or recycled steel scrap requirements. We do have one long-term scrap supply agreement with the company that leases and operates our Virginia shredder. This company has granted us a first right of refusal on the shredded scrap it produces at the shredder, and we have certain rights regarding shredded scrap that it produces in other locations. Although it is not a fixed price contract, it gives us the right, but not the obligation, to purchase at least 72,000 tons of shredded scrap during each rolling six month period. The price for shredded scrap produced at our Virginia plant is a specified percent below the scrap market price. If we are unable to meet our requirements for fuel, electricity or recycled steel scrap, we may experience interruptions in our production, which could adversely affect our results of operations.

Prices for energy and scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation. A combination of a weak U.S. dollar, exceptionally strong Chinese and global demand for scrap, and lower production of domestic scrap due to a weak manufacturing economy and the continued loss of manufacturing to foreign competition has driven scrap offshore at exceptionally high prices, has reduced the available domestic scrap supply, and has caused the price of domestic scrap to double over the past two years. During December 2003, we announced the imposition of raw materials surcharges, keyed to a published scrap index, on our customers, which have largely been accepted in the marketplace. We have no assurance, however, that this will continue to be so, or that customers will agree to pay ever higher prices for our steel products, sufficient for us to maintain our margins, without resistance or the selection of other suppliers or alternative materials. If this occurs, we may lose customers, we may be unable to pass these higher scrap costs on to our customers, and we may suffer a loss of earnings and a deterioration in our financial condition. Moreover, some of our foreign integrated steel producer competitors are not as dependent as we are on scrap as a major part of their raw material melt mix. This may give them a current raw material cost advantage over mini-mills during periods of high scrap costs relative to the cost of blast furnace iron used by the integrated producers, even with the higher costs they must currently pay for iron ore, coke, coking coal and other raw materials used in their ironmaking processes.

Our operations also require substantial amounts of other raw materials, including various types of alloys, refractories, oxygen, natural gas and electricity, the price and availability of which are also subject to market conditions. Price increases or the disruption of the uninterrupted supply of these products could adversely affect our results of operations.

We may incur substantial expenditures to comply with environmental laws which may adversely affect our results of operations and harm our financial condition.

We are subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. We believe we are in substantial compliance with applicable environmental laws and regulations. However, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain environmental laws and regulations. Based on our experience in dealing with such claims in the past and information currently available to us regarding any potential or outstanding claims, we believe that such claims will not have a material impact on our financial condition or results of operations. Despite our compliance and experience, it is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us, interrupt production or hinder our ability to build new or expand production facilities.

Many of the raw materials, products and by-products associated with the operation of any industrial facility, including those for the production of steel, contain chemical elements or compounds that can be designated as hazardous. Our steel facilities generate, in the same manner as other similar steel plants in the industry, electric arc furnace dust, or EAF dust, that contains zinc, lead, chromium and cadmium. The EPA has designated this EAF dust, which is collected in baghouses, as hazardous waste. We have contracts with reclamation facilities in the United States and Mexico pursuant to which such facilities receive the EAF dust generated by us and recover the metals from the dust for reuse, thus rendering the dust non-hazardous. In addition, we are continually investigating alternative reclamation technologies and have implemented processes for diminishing the amount of EAF dust generated.

We purchase scrap steel from many sources. The scrap is sorted and shredded at our plant sites. Although we screen incoming scrap for various contaminants, if we fail to detect radioactive or hazardous material, it could cause contamination of our equipment, land and products. We could incur significant costs to clean up the contamination and dispose of the contaminated material. The cost to clean up the contaminated material and the loss of revenue resulting from the lost production time could both be material. In addition, the “fluff” that remains after the steel and other valuable materials are removed from the scrap is deposited in landfills that we believe are operated by firms that properly dispose of the fluff. On occasion, we also dispose of hazardous wastes we use in our plants, such as cleaning fluids, at hazardous waste disposal facilities. If a landfill or hazardous material disposal operator disposes of our fluff or other wastes in a way that creates an environmental hazard, we and all others who deposited materials could become liable for cleanup costs, fines and other expenses many years after the disposal was completed.

We intend to comply with all legal requirements regarding the environment and health and safety matters, but since many of these requirements are subjective and therefore not quantifiable, are presently not determinable, or are likely to be affected by future legislation or rule making by government agencies, it is not possible to accurately predict the aggregate future costs of compliance and their effect on our operations, future net income or financial condition. Notwithstanding our intentions to comply with all legal requirements, if injury to persons or damage to property or contamination of the environment has been or is caused by the conduct of our business or hazardous substances or wastes used in, generated or disposed of by us, we may be liable for such injuries and damages, and be required to pay the cost of investigation and remediation of such contamination. The amount of such liability could be material, and we may incur material liability in connection with possible claims related to our operations and properties under environmental, health and safety laws.

Future litigation could affect our profitability.

The nature of our business exposes us to various litigation matters including product liability claims, employment matters, environmental matters, regulatory and administrative proceedings, governmental investigations, tort claims and contract disputes. We contest these matters vigorously and make insurance claims where appropriate. However, litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome of existing or future litigation. Although we make accruals as we believe warranted, the amounts that we accrue could vary significantly from any amounts we actually pay due to the inherent uncertainties and shortcomings in the estimation process. Future litigation costs, settlements or judgments could materially and adversely affect our results of operations.

The requirements of complying with the Exchange Act and the Sarbanes-Oxley Act may strain our resources, and our internal control over financial reporting may not be sufficient to ensure timely and reliable external financial reports.

We will be subject to the reporting requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002, including Section 404 relating to internal control over financial reporting. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, corporate governance standards and internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act requires that management document and test our internal control over financial reporting and provide management’s conclusion in our Annual Report on Form 10-K for the fiscal year ending May 31, 2007, whether our internal control over financial reporting at May 31, 2007 is effective. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required as we may need to devote financial resources, additional time and personnel to legal, financial and accounting activities to ensure our ongoing compliance with public company reporting requirements. We cannot assure you that we will be able to implement any required changes to correct possible material weaknesses in internal control over financial reporting and sufficiently document and test the revised internal control procedures in order to make a positive conclusion as to the effectiveness of internal control over financial reporting by May 31, 2007.

Unexpected equipment failures, catastrophic events and scheduled maintenance may lead to production curtailments or shutdowns.

Due to the high fixed cost nature of our business, interruptions in our production capabilities may cause our productivity and results of operations to decline significantly during the affected period. Our manufacturing processes are dependent upon critical pieces of equipment, such as our steel furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers. This equipment may, on occasion, be out of service as a result of unanticipated failures or damaged during accidents. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We experienced a fire at our Virginia plant in fiscal year 2003, and may in the future experience material plant shutdowns or periods of reduced production as a result of equipment failures or catastrophic events. We also have scheduled shut-downs every 12 to 24 months to refurbish our steel production facilities. Any interruption in production capability may require us to make significant capital expenditures to remedy problems as well as lose revenue due to lost production time, which could have a negative effect on our profitability and cash flows.

Implementation of our growth strategy has certain risks.

As part of our growth strategy, we may expand existing facilities, build additional plants, acquire other steel assets, enter into joint ventures or form strategic alliances that we believe will expand or complement our existing business. If any of these transactions occur, they will likely involve some or all of the following risks:

•	the potential disruption of our ongoing business;

•	the diversion of resources and management’s time;

•	the inability of management to maintain uniform standards, controls, procedures and policies;

•	the difficulty of managing the operations of a larger company;

•	the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;

•	the risk of contractual or operational liability to joint venture participants or to third parties as a result of our participation;

•	the difficulty of competing for acquisitions and other growth opportunities with companies having greater financial resources than us; and

•	the difficulty of integrating the acquired operations and personnel into our existing business.

Pursuing our growth strategy may be required for us to remain competitive, but we may not be able to complete any such transactions or obtain financing, if necessary, for such transactions on favorable terms. Future transactions may not improve the competitive position and business prospects as anticipated, and could reduce sales or profit margins, and, therefore, earnings if they are not successful.

If we are unable to protect our intellectual property and prevent its use by third parties, or if our products and methods and the products and methods we license infringe on the intellectual property rights of others, our ability to compete in the market may be harmed.

We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws to protect our proprietary information and technology and prevent others from duplicating certain products and methods. If our patent claims are rendered invalid or unenforceable, or narrowed in scope, the patent coverage afforded certain of our products and methods could be impaired, which could impede our ability to produce and market our products, negatively affect our competitive position and harm our business and operating results.

We cannot assure you that our products or methods do not infringe the patents or other intellectual property rights of third parties. Infringement and other intellectual property claims and proceedings brought against us, whether successful or not, could result in substantial costs and harm our reputation. Such claims and proceedings can also distract and divert management and key personnel from other tasks important to the success of our business. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling our products or using our methods that incorporate the asserted intellectual property, which could adversely affect our revenue;

•	pay substantial damages for past use of the asserted intellectual property; and

•	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all.

We are a party to a number of licenses that give us rights to third-party intellectual property that is useful to our business. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce our licensed intellectual property. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale and use substantially similar methods, which could adversely affect our competitive business position and harm our business prospects.

Risks Related to our Industry

Our business is sensitive to economic cycles.

A significant percentage of our sales are attributable to the level of construction activity since demand for structural steel is derived primarily from non-residential construction. Construction activity in this segment is cyclical and is influenced by prevailing economic conditions, including interest rate levels, inflation, consumer spending habits and employment. The demand for steel products is also generally affected by macroeconomic fluctuations in the U.S. and global economies. Fluctuations in the value of the dollar can be expected to affect our business because a strong U.S. dollar makes imported steel products less expensive, resulting in more imports into the U.S. by foreign competitors.

Future economic downturns, stagnant economies or currency fluctuations could decrease the demand for our products or increase imports, which could have a material adverse effect on our results of operations by decreasing our volume of shipments, sales and profitability. Moreover, our industry is characterized by low backlogs, which means that our results of operations are promptly affected by short term economic fluctuations.

Excess global capacity and the availability of competitive substitute materials have, at times, resulted in intense competition and may, in the future, cause downward pressure on prices.

The domestic and global steel industry is generally characterized by overcapacity, which can have a negative impact on domestic steel prices. Global overcapacity has sometimes resulted in high levels of steel imports into the United States, exerting downward pressure on domestic steel prices and resulting in, at times, a dramatic reduction in, or, in the case of many steel producers, the elimination of gross margins. In addition, in the case of certain product applications, we and other steel manufacturers compete with manufacturers of other materials, including plastic, aluminum, graphite composites, ceramics, glass, wood and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.

In recent years, imports of steel into the United States have adversely affected, and may again adversely affect, U.S. steel prices, which would impact our sales, margins and profitability.

Excessive imports of steel into the United States have in recent years, and may again in the future, exert downward pressure on U.S. steel prices and significantly reduce our sales, margins and profitability. U.S. steel producers compete with many foreign producers. Competition from foreign producers is typically strong, but it increases during some periods as a result of an excess of foreign steelmaking capacity, periodic weakening of the economies of certain foreign steelmaking countries, and a strong U.S. dollar relative to foreign currencies. Economic difficulties in these countries or a reduction in demand for steel produced by these countries, when those events occur, results in lower local demand for steel products in these countries and tends to encourage greater steel exports to the United States at depressed prices. In addition, while the U.S. dollar is currently relatively weak compared to historical averages, any recovery or increase in the U.S. dollar exchange rate relative to other currencies would improve the competitive position of foreign producers by making the prices of foreign imports more attractive.

In addition, we believe the downward pressure on, and depressed levels of, U.S. steel prices in recent years have been, and may again in the future be, further exacerbated by imports of steel involving dumping and subsidy abuses by foreign steel producers. Some foreign steel producers are owned, controlled or subsidized by foreign governments. As a result, decisions by these producers with respect to their production, sales and pricing are often influenced to a greater degree by political and economic policy considerations than by prevailing market conditions or consideration of profit or loss. For example, between 1998 and 2001, when imports of structural and bar products increased dramatically, domestic steel producers, including us, were adversely affected by unfairly priced or “dumped” imported steel.

A sharp reduction in China’s pace of economic expansion or increase in Chinese steel production could increase steel imports into the United States.

Chinese economic expansion has affected the worldwide availability and pricing volatility of steel products. Expansions and contractions in China’s economy can have major effects on the worldwide steel market. It has been reported that China now accounts for one-fourth of the world’s raw steel production, and one-fourth of the world’s steel consumption. Should Chinese demand weaken, or Chinese steel production increase materially, foreign steel production that is currently being exported to China may instead be exported to the United States, which could cause prices we charge to fall causing erosion in our gross margins.

FORWARD-LOOKING STATEMENTS

This information statement contains “forward-looking statements”. All statements other than statements of historical fact are “forward-looking statements”. Forward-looking statements may include the words “may”, “will”, “estimate”, “intend”, “continue”, “believe”, “expect”, “plan” or “anticipate” and other similar words. Such forward-looking statements may be contained in the sections “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Industry Overview” and “Business”, among other places. Forward-looking statements include statements concerning:

•	future results of operations;

•	future cash flows and liquidity;

•	future capital expenditures;

•	competitive pressures and general economic and financial conditions;

•	levels of construction activity;

•	levels of import activity;

•	inclement weather;

•	the occurrence of unanticipated equipment failures and plant outages;

•	cost and availability of raw materials, fuel and energy;

•	environmental conditions and regulations; and

•	any assumptions underlying any of the foregoing.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in this information statement. Each forward-looking statement speaks only as of the date of the particular statement. We urge you to review carefully the section “Risk Factors” in this information statement for a more complete discussion of the risks of owning our common stock.

MARKET, RANKING AND OTHER DATA

The data included in this information statement regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, and other data, are based on independent industry publications, reports of government agencies or other published industry sources. In addition, some of our estimates are also based on our management’s knowledge and experience in the markets in which we operate, including information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We have not independently verified the information contained in these publications and reports or obtained from third party sources. You should also be aware that Tommy A. Valenta, who is our President and Chief Executive Officer, is a member of the board of the American Institute of Steel Construction and the Steel Manufacturers Association, industry groups whose research data is used in this information statement.

THE SPIN-OFF

Background

TXI started its cement, aggregates and concrete, or CAC, business in 1951. It entered the steel business in 1973 through a joint venture in which it owned a 50% interest. TXI purchased its partner’s joint venture interest in 1985. Over the intervening years TXI has grown each business into a leader in its domestic industry, including the construction of our Virginia plant, which was completed in 1999 and nearly doubled our structural steel capacity and expanded our product line. In fiscal year 2004, TXI’s CAC business represented approximately 45.9% of TXI’s total revenue, and its steel business represented approximately 54.1% of total revenue.

While both businesses have grown as part of TXI, they have remained substantially independent with separate sales forces, different types of customers, distinct marketing strategies and limited operating overlap. The diverging needs of each business have made it more difficult for TXI to take full advantage of the opportunities available to each business. From time to time the board had considered various strategic alternatives such as joint ventures with other steel producers and sales of a part of the steel business. At meetings of TXI’s board of directors on October 19, November 16, and December 14, 2004, the board explored the spin-off of the steel business and the sale of the entire steel business as strategic alternatives available for resolving the difficulties created by the diverging characteristics of the CAC business and steel business. After careful consideration, on December 14, 2004, the board decided to pursue the separation of the two businesses through the spin-off.

Reasons for the Spin-Off

TXI’s board of directors decided to pursue the spin-off primarily for the following reasons:

•	the senior management and board of directors of each company will be able to more fully focus on its separate business environment with a resulting increase in accountability for decisions;

•	eliminating competition between the businesses for capital resources should facilitate efficient and effective utilization of available capital resources;

•	each business will be able to more directly align the interests of key employees with those of public investors by providing equity based compensation to the employees and providing incentives that are tied to a single business;

•	each business will have the ability to strengthen its capital structure to provide the flexibility to pursue its strategic objectives;

•	investors should be able to evaluate better each company’s financial performance and strategies based on the merits and prospects of its independent business, thereby enhancing the likelihood that both companies will achieve appropriate market valuations; and

•	separate trading of each company’s stock should increase the flexibility for each company to issue its equity as consideration in future acquisitions and alliances.

Due to the different characteristics of each business, the board of directors believes that each business will be better managed and able to pursue its strategic objectives in a more effective manner by operating separately. We participate in a global market with a limited number of competitors. This presents opportunities and challenges that are different from those presented by the regional markets with a comparatively large number of competitors in which TXI participates through its cement, aggregate and consumer products business. The board believes that separate management teams will bring greater focus to each separate business on their respective markets and the related opportunities and challenges.

In addition, we have had to compete for the allocation of capital resources within TXI on the basis of steel business returns that have historically been smaller and more volatile than those generated by the cement, aggregates and consumer products business. The board believes we will benefit from being able to pursue capital resources in the broad public capital markets rather than having to compete against a typically higher-return business for the internal allocation of capital resources, which should allow us to achieve our strategic objectives more effectively.

The Spin-Off of Chaparral Steel Company from TXI

Contribution of TXI’s Steel Business

We are currently a wholly-owned subsidiary of TXI. We were incorporated on February 22, 2005 in preparation for our spin-off from TXI. TXI has transferred to us all of the stock of its subsidiaries that are engaged in the steel business and certain other assets, and we have agreed to assume generally all of the liabilities, comprising the steel business of TXI. We will operate the steel business after the spin-off.

Incurrence of Debt

We have entered into a five-year $150 million senior secured credit facility and issued $300 million aggregate principal amount of notes in connection with the spin-off from TXI. See “Arrangements between TXI and Chaparral Steel Company—Separation and Distribution Agreement—The Distribution” and “Description of Certain Indebtedness”. TXI advanced us the funds to construct our Virginia plant, which was completed in 1999. In addition, TXI utilizes a centralized cash management program through which, until the spin-off, we receive cash advances from and make transfers to TXI depending on our cash requirements. At February 28, 2005, our net indebtedness to TXI was $552.5 million. On June 22, 2005 TXI contributed all but $30 million of the net amount of the debt we owe TXI to our capital and on July 6, 2005 TXI contributed all but $25 million of such debt to our capital. Before the spin-off, TXI will contribute the remaining net amount of the debt we owe TXI to our capital. We used the net proceeds from the issuance of our new notes and credit facility to pay a dividend of approximately $341 million to TXI. TXI used the dividend, along with the net proceeds of its offering of $250 million of senior unsecured notes and its existing cash, to pay the principal, accrued interest and premium due on $600 million principal amount of its 10 1/4% senior notes. The dividend to TXI is non-taxable to TXI under U. S. federal income tax law, and TXI has received an opinion from Thompson & Knight LLP, its tax counsel, to that effect. The amount of such dividend was determined in relation to the amount that the we owed TXI, the amount of debt that would be appropriate for us given our strategic needs and competitive situation and the amount of debt that would be appropriate for TXI given its cash requirements for paying the principal, accrued interest and premium on $600 million of its existing notes and for the expansion of its California cement plant.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws are similar to those of TXI in most respects. However, our amended and restated certificate of incorporation authorizes the issuance of up to 100 million shares of our common stock and 10 million shares of our preferred stock, while the amended and restated certificate of incorporation of TXI authorizes the issuance of up to 40 million shares of TXI’s common stock and 100,000 shares of preferred stock. Our board of directors may issue authorized shares of common stock or preferred stock without further approval from the stockholders. The terms of the preferred stock may be determined by the board of directors at the time of issuance. The board of directors could authorize the issuance of additional shares of common or preferred stock in circumstances that could delay or discourage some transactions involving an actual or potential change in control of us or could adversely affect the price of our common stock.

Description of the Spin-Off

On December 14, 2004, the board of directors of TXI approved proceeding with the spin-off of Chaparral Steel Company from TXI. To effect the spin-off, on July 7, 2005, the TXI board of directors declared a dividend to holders of record of TXI common stock at 5:00 p.m., New York City time, on July 20, 2005, the record date, of all the shares of our common stock that TXI will own on the date of the distribution. These shares will represent 100% of our outstanding common stock immediately before the distribution. The distribution is expected to be effective at 5:00 p.m., New York City time, on July 29, 2005. After the distribution, holders of record on the record date will own Chaparral Steel Company common stock as well as continue to own TXI common stock.

The Number of Shares You Will Receive

For each share of TXI common stock that you own on the record date, you will receive one share of Chaparral Steel Company common stock. TXI chose the one-to-one distribution ratio to simplify the administration of the distribution.

Please note that if you sell your shares of TXI common stock between the record date and the distribution date in the “regular-way” market, you will be selling your right to receive the dividend of shares of Chaparral Steel Company common stock in the distribution. Please see “Listing and Trading of Our Common Stock” in the section below.

When and How You Will Receive the Dividend

You must be a stockholder of TXI on the record date or have acquired shares of TXI common stock in the “regular-way” market between the record date and the distribution date in order to participate in the distribution. No other action is necessary on your part in order to receive the shares of our common stock, and associated preferred stock purchase rights, in the distribution. You do not need to pay any consideration to TXI or us, and you do not need to surrender or exchange any shares of TXI stock in order to receive your shares of our common stock in the distribution. The distribution will not affect the number of outstanding shares of TXI stock or the number of shares of TXI stock that you own. DO NOT SEND YOUR STOCK CERTIFICATES TO TXI, THE DISTRIBUTION AGENT OR US.

As part of the spin-off, we will adopt a book-entry share-transfer and registration system for our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. Therefore, TXI will pay the dividend on July 29, 2005 by releasing its shares of our common stock to be distributed in the spin-off to Mellon Investor Services, LLC, the distribution agent.

If you own TXI common stock in registered form on the record date, instead of receiving physical share certificates our distribution agent will credit your shares of our common stock to book-entry accounts established to hold your Chaparral Steel Company common stock and will send you a statement reflecting your ownership of our common stock. Any time after the distribution, you may request from the distribution agent, without charge by us or TXI:

•	a transfer of all or a portion of your shares of Chaparral Steel Company common stock to a brokerage or other account; and/or

•	delivery of physical stock certificates representing your shares of Chaparral Steel Company common stock.

If you own TXI common stock through a broker or other nominee, your shares of our common stock will be credited to your account by the broker or other nominee.

Results of the Distribution

After the distribution, we will be a separate, independent public company owning and operating what has previously been TXI’s steel business. Immediately after the distribution, we expect to have approximately 2,280 holders of record of our common stock and 22,728,000 shares of our common stock outstanding, based on the number of record stockholders and outstanding shares of TXI common stock on May 31, 2005, excluding treasury stock and assuming no exercise of outstanding options. See “Treatment of Options and Restricted Stock”. The actual number of shares to be distributed will be determined on the record date.

For a more detailed explanation of the terms and conditions of the spin-off and distribution, please see “Arrangements between TXI and Chaparral Steel Company—Separation and Distribution Agreement”. In connection with the spin-off, we have entered into several agreements with TXI. For a more detailed description of these agreements, please see “Arrangements between TXI and Chaparral Steel Company”.

Treatment of Options and Restricted Stock

Stock Options

Before the distribution, employees of TXI were granted stock options under the equity plans of TXI. TXI options that are unvested at the date of distribution and held by individuals who become or are retained as our employees at that time will terminate and will be replaced with our stock options. The exercise price of each new option will be based upon the respective market values of the two companies at the time the spin-off is completed so that the aggregate exercise price of the new options, as well as the ratio of the per-share fair market value of the shares to the per-share exercise price of the new options, remain the same as the terminated TXI options.

Restricted Stock

Outside directors of TXI currently hold restricted stock issued to them as part of their directors’ fees. Restrictions on shares held by TXI directors who leave the TXI board and become our directors after the distribution will lapse. We expect to issue restricted stock awards for our common stock under our equity plan to these directors.

Listing and Trading of Our Common Stock

No public market for our common stock currently exists. We have applied to have our common stock traded on the Nasdaq National Market under the symbol “CHAP”.

Trading Between the Record Date and Distribution Date

Between the record date and the distribution date, there will be two markets in TXI common stock: a “regular-way” market and an “ex-dividend” market. Shares of TXI common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock to be distributed pursuant to the distribution. Shares that trade on the ex-dividend market will trade without an entitlement to shares of our common stock to be distributed pursuant to the distribution and will trade on a “when-issued” basis. “When-issued” trading refers to a sale or purchase made subject to later issuance of the security, because the security has been authorized but not yet issued. Therefore, if you own shares of TXI common stock at 5:00 p.m., New York City time, on the record date and sell those shares on the regular-way market before the distribution date, you will also be trading the shares of our common stock that would have been distributed to you on the distribution date. On the other hand, if you sell your shares of TXI common stock on the ex-dividend market before the distribution date, you will retain the right to receive the shares of our common stock distributed to you with respect to the shares of TXI common stock you owned on the record date.

Furthermore, between the record date and the distribution date, there will be a “when-issued” trading market in our common stock. The when-issued trading market will be a market for shares of our common stock that will be distributed to TXI stockholders on the distribution date. If you owned shares of TXI common stock on the record date, then you will be entitled to shares of our common stock pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of TXI common stock you own, on the when-issued trading market. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular-way trading will begin. We expect when-issued trading of our common stock to settle within three trading days after the distribution.

Trading Price

We cannot assure you of the price at which our common stock will trade before, on or after the distribution date. Although the price at which our stock trades may fluctuate significantly until our common stock is fully distributed and an orderly market develops, we believe the presence of a when-issued trading market may have a stabilizing effect on the price of our common stock following the distribution. In addition, the combined trading prices of our common stock and TXI common stock held by stockholders after the distribution may be less than, equal to or greater than the trading price of TXI common stock before the distribution.

Affiliates of Chaparral Steel Company

The shares of our common stock that you receive will be freely transferable unless you have a special relationship or affiliation with us. You may be considered our affiliate after the distribution if you are an individual or entity that controls, is controlled by or is under common control with us. This will include our directors and some or all of our officers. If you are an affiliate, you will be permitted to sell your shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

Material United States Federal Income Tax Consequences of the Distribution

The following is a summary of certain material U.S. federal income tax consequences resulting from the distribution to holders of TXI common stock that are United States persons for U.S. federal income tax purposes. Holders of TXI common stock that are not United States persons may have different tax consequences than those described below and are urged to consult their tax advisors regarding the tax treatment to them under relevant non-U.S. tax law. Furthermore, this summary may not be applicable to stockholders who received their TXI common stock pursuant to the exercise of employee stock options, under an employee stock purchase plan or otherwise as compensation. This discussion is based upon the Code, existing and proposed Treasury Regulations promulgated thereunder and current administrative rulings and court decisions, all as in effect as of the date the opinion of tax counsel described below is issued, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all U.S. federal income tax considerations that may be relevant to particular stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons. Further, this summary is limited to holders that hold their TXI common stock as a capital asset within the meaning of section 1221 of the Code (generally, assets held for investment). In addition, this summary does not address the tax consequences of the distribution under U.S. state or local law or under non-U.S. tax laws, or the tax consequences of transactions effectuated prior to or after the distribution (whether or not such transactions are undertaken in connection with the distribution). CONSEQUENTLY, YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE CONSEQUENCES OF THE DISTRIBUTION TO YOU.

TXI and we intend for the distribution to be tax-free for U.S. federal income tax purposes. TXI has received an opinion from Thompson & Knight LLP that, among other things, the distribution will qualify under section 355 of the Code and, accordingly, that for U.S. federal income tax purposes:

•	TXI will recognize no gain or loss, and no amount will be includable in the income of TXI, on the distribution of our shares of common stock to TXI stockholders;

•	a TXI stockholder will recognize no income, gain or loss as a result of the receipt of our shares of common stock in the distribution;

•	the holding period for a TXI stockholder’s shares of our common stock received in the distribution will include the holding period during which the stockholder held TXI shares; and

•	a TXI stockholder’s aggregate tax basis for the stockholder’s shares of TXI and our common stock immediately after the distribution will equal the aggregate tax basis of that stockholder’s shares of TXI common stock immediately before the distribution. Such aggregate basis will be allocated between the shares of TXI common stock and shares of our common stock in proportion to their relative fair market values at the time of the distribution.

The opinion of Thompson & Knight LLP is based on the Code, Treasury Regulations, administrative rulings and court decisions, all as in effect on the date the opinion was issued and all of which are subject to change, possibly with retroactive effect. In addition, such opinion is based on certain assumptions, the accuracy and completeness of certain factual representations made by TXI, Chaparral Steel Company, and their management and certain other data, documentation and materials as well as upon certain undertakings that Thompson & Knight LLP deemed necessary for purposes of its opinion. This opinion represents the view of Thompson & Knight LLP as to the interpretation of existing tax law and is not binding on the Internal Revenue Service or the courts.

Under current Internal Revenue Service policy, advance rulings will not be issued for certain significant aspects of spin-off transactions. Therefore, neither TXI nor we have requested an advance ruling from the Internal Revenue Service as to the tax consequences of the distribution. As a result, the conclusions expressed in the tax opinion could be challenged by the IRS. If such a challenge were successful and the distribution did not qualify under section 355 of the Code, TXI would recognize gain for federal income tax purposes in an amount equal to the excess of the fair market value of our shares on the distribution date over TXI’s adjusted tax basis in those shares on that date (reduced by the dividend we will pay to TXI prior to the spin-off). Moreover, a TXI stockholder who receives our shares in the distribution generally would be treated as receiving a taxable distribution in an amount equal to the fair market value of those shares on the distribution date. See “Risk Factors—The spin-off could result in significant tax liability”.

Further, certain sales and redemptions of our common stock for cash or other property (other than certain stock-for-stock acquisitions and other permitted transactions) and certain asset dispositions by us following the distribution may cause the distribution to fail to qualify for nonrecognition treatment and, in such a case, the distribution would be taxable to both TXI and you. In addition, even if the distribution initially qualifies as tax-free under section 355 of the Code, the distribution could nevertheless become taxable to TXI (but not to us or to our stockholders) if a change in control of either TXI or Chaparral Steel Company occurs pursuant to a plan (or series of related transactions) that includes the distribution. Any transaction that occurs within two years of the distribution date is presumed to be part of a plan (or series of related transactions) that includes the distribution unless TXI or we establish otherwise or the transaction falls within certain safe harbors in the Treasury Regulations. In this context, a change in control generally means a shift in 50% or more of the ownership of the common stock of either TXI or Chaparral Steel Company. Examples of such a change in control could include an acquisition, the issuance of a significant amount of additional shares and certain redemptions.

Under the tax sharing agreement between TXI and us, we are required to indemnify TXI for the additional taxes it may incur if we or any of our subsidiaries take, or fail to take, any action where such action, or failure to act, precludes the distribution from qualifying as a tax-free transaction, including any such action, or failure to act, that results in an acquisition of 50% or more of our common stock as described in the preceding paragraph. See “Arrangements between TXI and Chaparral Steel Company—Tax Sharing and Indemnification Agreement” for a more detailed discussion of the tax sharing agreement between TXI and us.

Current Treasury Regulations require you to attach to your federal income tax return a detailed statement setting forth such data as may be appropriate to show the applicability of section 355 of the Code to the distribution. TXI will provide such statement to each holder of record of TXI common stock as of the record date for the distribution.

CAPITALIZATION

The following table sets forth our current payable to affiliates and capitalization as of February 28, 2005 on a historical basis and on a pro forma basis giving effect to our financings, the dividend to TXI and the distribution and related transactions, as if they occurred on that date. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited pro forma consolidated condensed financial statements and corresponding notes included elsewhere in this information statement.

	As of February 28, 2005
	Actual	Pro Forma
	(in thousands)
Current payable to affiliates	$9,215	$—

Long-term debt (1)
$150 million senior secured revolving credit facility	$—	$50,000
$300 million senior notes	—	300,000

Long-term payable to parent	543,246	—

Stockholders’ equity (2)
Preferred stock, $.01 par value, 10,000,000 shares authorized, no shares issued and outstanding, actual and pro forma	—	—
Common stock, $.01 par value, 100,000,000 authorized, 22,728,000 issued and outstanding, actual and pro forma	227	227
Additional paid-in capital	206,819	759,280
Retained earnings (deficit)	129,737	(211,063)

Total stockholders’ equity	336,783	548,444

Total capitalization	$880,029	$898,444

(1)	See description of our debt instruments in “Description of Certain Indebtedness”.

(2)	See description of our equity securities in “Description of Capital Stock”.

DIVIDEND POLICY

We currently intend to retain any earnings to repay principal of our indebtedness and to finance the development and expansion of our business. We do not currently anticipate paying any cash dividends. The declaration and payment of dividends are subject to the discretion of our board of directors. Any future determination to pay dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by our board of directors. Our new bank credit facility limits, and our new notes will limit, our ability to pay dividends.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below are selected consolidated financial and other data for each of the five fiscal years ended May 31, 2004 and the nine months ended February 29, 2004 and February 28, 2005. The consolidated balance sheet data as of May 31, 2003 and 2004 and consolidated statement of operations for each of the three fiscal years in the period ended May 31, 2004, have been derived from our audited consolidated financial statements included elsewhere in this information statement. The consolidated balance sheet data as of February 28, 2005 and the consolidated statement of operations data for the nine months ended February 29, 2004 and February 28, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this information statement. The historical consolidated balance sheet data as of May 31, 2000, 2001 and 2002 and historical consolidated statement of operations data for the fiscal years ended May 31, 2000 and 2001, have been derived from our unaudited consolidated financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the interim financial information have been included. Our interim financial results might not be indicative of our full-year results. The consolidated financial statements reflect transactions with TXI and its affiliates on the basis determined by TXI. You should read the information presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this information statement.

The historical financial data includes all costs of TXI’s steel business. For all periods presented, these costs include the allocation of certain corporate expenses from TXI. We believe that these allocations were made on a reasonable basis. The consolidated financial statements may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations or cash flows would have been if we had been an independent public company during the periods presented.

	Fiscal Years Ended May 31,					Nine Months Ended
	2000	2001	2002	2003	2004	February 29, 2004	February 28, 2005
	(in thousands)
Consolidated Statement of Operations Data:
Net sales	$681,469	$619,785	$685,228	$645,991	$905,324	$597,507	$799,019
Costs and expenses (income):
Cost of products sold	654,236	621,493	640,034	673,597	842,228	588,129	647,976
Selling, general and administrative	27,711	27,161	30,482	23,913	30,173	21,447	21,159
Interest	38,800	49,929	50,581	51,027	49,597	37,137	36,101
Other income, net	(11,726)	(4,759)	(15,624)	(1,967)	(7,677)	(5,133)	(3,751)

	709,021	693,824	705,473	746,570	914,321	641,580	701,485

Income (loss) before income taxes and accounting change	(27,552)	(74,039)	(20,245)	(100,579)	(8,997)	(44,073)	97,534
Income taxes (benefit)	(7,448)	(24,804)	(7,011)	(36,517)	(3,199)	(15,716)	34,151

Income (loss) before accounting change	(20,104)	(49,235)	(13,234)	(64,062)	(5,798)	(28,357)	63,383
Cumulative effect of accounting change – net of income taxes	—	—	—	—	480	480	—

Net income (loss)	$(20,104)	$(49,235)	$(13,234)	$(64,062)	$(5,318)	$(27,877)	$63,383

Basic and diluted earnings (loss) per share:
Income (loss) before accounting change	$(.88)	$(2.17)	$(.58)	$(2.82)	$(.25)	$(1.25)	$2.79
Cumulative effect of accounting change	—	—	—	—	.02	.02	—

Net income (loss)	$(.88)	$(2.17)	$(.58)	$(2.82)	$(.23)	$(1.23)	$2.79

Average shares outstanding:
Basic and diluted	22,728	22,728	22,728	22,728	22,728	22,728	22,728

	Fiscal Years Ended May 31,					Nine Months Ended
	2000	2001	2002	2003	2004	February 29, 2004	February 28, 2005
	(in thousands)
Consolidated Balance Sheet Data (at end of period):
Cash	$392	$—	$—	$3,328	$8,575	$872	$4,526
Working capital	164,493	164,889	203,483	139,926	184,523	150,824	299,188
Property, plant and equipment - net	772,902	748,614	713,174	686,767	650,463	661,111	627,546
Total assets	1,085,255	1,060,686	1,078,316	986,430	1,035,925	1,035,018	1,097,962
Long-term payable to parent	543,246	543,246	543,246	543,246	543,246	543,246	543,246
Stockholders’ equity	398,448	349,212	340,151	276,118	270,801	248,241	336,783
Other Financial Data:
Units shipped (tons)
Structural	1,470	1,286	1,498	1,464	1,637	1,195	1,014
Bar	331	324	383	360	449	336	269

Total units shipped	1,801	1,610	1,881	1,824	2,086	1,531	1,283

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma consolidated condensed financial statements presented below consist of the unaudited pro forma consolidated condensed balance sheet as of February 28, 2005 and the unaudited pro forma consolidated condensed statement of operations for the year ended May 31, 2004, the nine months ended February 29, 2004 and February 28, 2005. The unaudited pro forma consolidated condensed financial statements presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and corresponding notes and the unaudited consolidated financial statements and corresponding notes included elsewhere in this information statement. The unaudited pro forma consolidated condensed financial statements have been prepared giving effect to our proposed financings, the dividend to TXI and the distribution and related transactions as if these transactions occurred as of February 28, 2005 for the unaudited pro forma consolidated condensed balance sheet and as of June 1, 2003 for the unaudited pro forma consolidated condensed statement of operations for the year ended May 31, 2004 and February 29, 2004, as of June 1, 2004 for the unaudited pro forma consolidated condensed statement of operations for the nine months ended February 28, 2005.

In anticipation of our separation from TXI, on June 22, 2005 TXI contributed to our capital all but $30 million of approximately $552.5 million of indebtedness we owe to TXI, and on July 6, 2005 TXI contributed all but $25 million of such debt to our capital. TXI has also contributed to our capital all of the stock of its subsidiaries that are engaged its steel business, consisting of Chaparral Investments Inc. and its subsidiaries and Chaparral (Virginia) Inc. In addition, we issued 22,727,000 additional shares of our common stock to TXI. Prior to the spin-off TXI will contribute to our capital the remaining indebtedness we owe to TXI, We have distributed to TXI, in the form of a dividend, approximately $341 million, which we funded from the net proceeds of our offering of $300 million of our senior unsecured notes and a $50 million advance under our new senior secured revolving credit facility. The transfer of the assets and liabilities to us have been recorded at historical cost as a reorganization of entities under common control. Management expects our shares of common stock will be distributed to TXI stockholders in the form of a tax-free dividend, at which time TXI will contribute to our capital any remaining intercompany indebtedness we then owe to TXI. For each share of TXI common stock that a stockholder owns on the record date, a stockholder will receive one share of our common stock. After this distribution, we will be an independent entity with publicly traded common stock.

The unaudited pro forma consolidated condensed balance sheet and unaudited pro forma consolidated condensed statements of operations included in this information statement have been derived from our financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations actually would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period.

CHAPARRAL STEEL COMPANY

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

As of February 28, 2005

(in thousands)

		Pro Forma Adjustments
	Historical			Pro Forma
Assets
Current assets:
Cash and equivalents	$4,526	$300,000 50,000 (340,800 (9,200	(a) (b) )(e) )(c)	$4,526
Accounts receivable – net	117,546	—		117,546
Inventories	244,287	—		244,287
Deferred taxes and prepaid expenses	13,789	—		13,789

Total current assets	380,148	—		380,148

Other assets:
Goodwill	85,166	—		85,166
Investments and deferred charges	5,102	9,200	(c)	14,302

	90,268	9,200		99,468

Property, plant and equipment – net	627,546	—		627,546

Total assets	$1,097,962	$9,200		$1,107,162

Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$52,306	$—		$52,306
Payable to affiliates	9,215	(9,215	)(d)	—
Accrued wages, taxes and other liabilities	19,439	—		19,439

Total current liabilities	80,960	(9,215)		71,745

Deferred income taxes and other credits	136,973	—		136,973

Long-term debt	—	300,000 50,000	(a) (b)	350,000

Long-term payable to TXI	543,246	(543,246	)(d)	—

Stockholders’ equity:
Common stock	227	—		227
Additional paid-in capital	206,819	552,461	(d)	759,280
Retained earnings (deficit)	129,737	(340,800	)(e)	(211,063)

Total stockholders’ equity	336,783	211,661		548,444

Total liabilities and stockholders’ equity	$1,097,962	$9,200		$1,107,162

Shares issued and outstanding	22,728	—		22,728

See notes to unaudited pro forma consolidated condensed financial statements.

CHAPARRAL STEEL COMPANY

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

For the Year Ended May 31, 2004

(in thousands, except per share amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$905,324	$—		$905,324

Costs and expenses (income)
Cost of products sold	842,228	—		842,228
Selling, general and administrative	30,173	—		30,173	(j)
Interest	49,597	(49,597 34,085	)(f) (g)	34,085
Other income	(7,677)	—		(7,677)

	914,321	(15,512)		898,809

Income (loss) before income taxes and accounting change	(8,997)	15,512		6,515
Income taxes (benefit)	(3,199)	5,429	(h)	2,230

Income (loss) before accounting change	$(5,798)	$10,083		$4,285

Share information:
Income (loss) before accounting change per share (i):
Basic	$(0.26)			$0.19

Diluted	$(0.26)			$0.19

Weighted average shares outstanding (i):
Basic	22,728			22,728

Diluted	22,728			22,972

See notes to unaudited pro forma consolidated condensed financial statements.

CHAPARRAL STEEL COMPANY

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

For the Nine Months Ended February 29, 2004

(in thousands, except per share amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$597,507	$—		$597,507
Costs and expenses (income)
Cost of products sold	588,129	—		588,129
Selling, general and administrative	21,447	—		21,447 (j)
Interest	37,137	(37,137 25,564	)(f) (g)	25,564
Other income	(5,133)	—		(5,133)

	641,580	(11,573)		630,007

Income (loss) before income taxes and accounting change	(44,073)	11,573		(32,500)
Income taxes (benefit)	(15,716)	4,051	(h)	(11,665)

Income (loss) before accounting change	$(28,357)	$7,522		$(20,835)

Share information:
Income (loss) before accounting change per share (i):
Basic	$(1.25)			$(.92)

Diluted	$(1.25)			$(.92)

Weighted average shares outstanding (i):
Basic	22,728			22,728

Diluted	22,728			22,728

See notes to unaudited proforma consolidated condensed financial statements.

CHAPARRAL STEEL COMPANY

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

For the Nine Months Ended February 28, 2005

(in thousands, except per share amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$799,019	$—		$799,019

Costs and expenses (income)
Cost of products sold	647,976	—		647,976
Selling, general and administrative	21,159	—		21,159	(j)
Interest	36,101	(36,101 25,564	)(f) (g)	25,564
Other income	(3,751)	—		(3,751)

	701,485	(10,537)		690,948

Income before income taxes and accounting change	97,534	10,537		108,071
Income taxes	34,151	3,688	(h)	37,839

Income before accounting change	$63,383	$6,849		$70,232

Share information:
Income before accounting change per share (i):
Basic	$2.79			$3.09

Diluted	$2.79			$3.02

Weighted average shares outstanding (i):
Basic	22,728			22,728

Diluted	22,728			23,224

See notes to unaudited pro forma consolidated condensed financial statements.

CHAPARRAL STEEL COMPANY

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma consolidated condensed balance sheet includes the following adjustments as of February 28, 2005:

(a)	Reflects issuance of $300 million of senior notes as described in “Description of Certain Indebtedness”.

(b)	Reflects borrowings of $50 million under the $150 million senior secured revolving credit facility as described in “Description of Certain Indebtedness”. We also expect to issue letters of credit under this facility.

(c)	Reflects payment of loan costs associated with our new debt facilities described in (a) and (b).

(d)	Reflects TXI’s contribution of intercompany indebtedness to our capital.

(e)	Reflects dividend payment to TXI.

The accompanying pro forma consolidated condensed statements of operations reflect the following pro forma adjustments:

(f)	Reflects the elimination of the historical interest expense on long-term debt due to TXI. The outstanding balance due to TXI as of the distribution date will be contributed to our capital.

(g)	Reflects the estimated annual interest expense including amortization of estimated debt costs. Interest expense was calculated at a LIBOR-based floating interest rate assumed to have been 4.94% per annum for all periods presented based on a $50 million advance under a five-year $150 million senior secured revolving credit facility, and the issuance of $300 million aggregate principal amount of senior unsecured notes at a fixed rate of 10% per annum. If the annual interest rate on the senior secured revolving credit facility were to change by 0.125% per annum, interest expense would change by approximately $62,500 for the year ended May 31, 2004 and $46,875 for each of the nine months ended February 28, 2005 and February 29, 2004. Amortization of estimated debt costs was calculated using the expected terms of the debt.

(h)	Reflects the estimated tax impact at statutory rates for pro forma adjustments described in notes (f) and (g).

(i)	Pro forma basic and diluted income (loss) before accounting change per share are computed as if the shares of our common stock were issued and outstanding for the periods presented. Diluted income (loss) before accounting change per share assumes the dilutive effect from outstanding stock options and stock awards held by Chaparral employees.

(j)	The pro forma statements of operations exclude estimated incremental selling and administrative expenses we expect to incur to operate as an independent public company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the consolidated financial statements and the corresponding notes included elsewhere in this information statement. Certain statements contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements. See “Forward-Looking Statements”. Such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the impact of competitive pressures and changing economic and financial conditions on our business, world-wide construction activity, changes in the cost of raw materials, fuel and energy, and the impact of environmental laws and other regulations. See “Risk Factors”.

Overview

On December 15, 2004 Texas Industries, Inc., or TXI, announced a plan to spin-off its steel business to TXI stockholders. We are a new, wholly-owned subsidiary of TXI. In anticipation of the spin-off, TXI has transferred to us all of the stock of its subsidiaries that are engaged in its steel business, consisting of Chaparral Steel Investments, Inc. (formerly known as Chaparral Steel Company) and its subsidiaries and Chaparral (Virginia) Inc., which are included in the following discussion. After the distribution we will operate as an independent entity with publicly traded common stock. We expect that all of our shares of common stock will be distributed to TXI stockholders in the form of a tax-free dividend. For each share of TXI common stock that a stockholder owns on the record date, such stockholder will receive one share of our common stock. See “The Spin-Off”. TXI will not have any ownership interest in us subsequent to the spin-off, but may continue to conduct business with us pursuant to various agreements. See “Arrangements between TXI and Chaparral Steel Company” and Note 10 of the accompanying Notes to Consolidated Financial Statements.

We are a leading supplier of structural steel and specialty bar products. We have plants located in Midlothian, Texas and Dinwiddie County, Virginia that together have an annual rated production capacity of approximately 2.8 million tons of steel. Our facilities produce and sell structural steel, piling products, specialty bar products, merchant bar quality rounds, reinforcing bars and channels. We produce this broad array of steel products utilizing recycled steel scrap obtained from crushed automobiles and other sources as the principal raw material. Our products are sold principally to steel service centers, fabricators, cold finishers, forgers and original equipment manufacturers and are distributed primarily to markets in North America.

Our sales prices closely track domestic steel industry sales prices and are market based. Domestic demand for structural steel is derived primarily from non-residential construction. Therefore, a significant percentage of our sales are attributable to the level of non-residential construction activity in the United States. The level of activity in non-residential construction is cyclical and is influenced by prevailing economic conditions, including interest rate levels, inflation, consumer spending habits and employment. In addition, we compete in a global steel industry and domestic prices are significantly influenced by global industry prices. The global steel industry is generally characterized by overcapacity, which in the past has resulted in high levels of steel imports into the United States, exerting downward pressure on domestic steel prices. In the last year, world-wide steel and steel scrap demand has increased, due in part to the economic expansion of China. The increased steel demand and the weakening U.S. dollar have helped curb imports into the United States. These domestic and global factors have combined to produce higher selling prices and record operating profits for us. Should global demand weaken, or steel production increase materially, foreign steel production that is currently being exported to or consumed by other countries, including China, may instead be exported to the United States. Additional steel imports into the United States, declining non-residential construction or a material increase in domestic steel production could cause our selling prices to fall. A significant decline in sales prices could materially and adversely affect our financial condition and results of operations.

Our business requires large amounts of capital investment, raw material, energy, labor and maintenance, and our future success depends on continued access to these resources. At full capacity, our annual steel scrap usage would be 3.4 million tons, which would represent approximately 6% of the U.S. scrap market. We make predominately all steel scrap purchases on the open market where prices are subject to market forces beyond our control. A major portion of the shredded steel requirements of our Texas plant is produced by an on-site shredder operation primarily utilizing crushed auto bodies purchased on the open market. The shredding operation gives us a competitive advantage by providing usable scrap at reduced cost compared to similarly prepared scrap available on the open market. The geographical market that supplies the Texas plant provides some protection from sharply higher raw material prices caused in part by the economic expansion in China, which now consumes approximately one fourth of the world’s steel. Our Virginia plant began receiving scrap from a similar on-site shredding operation in the fourth quarter of fiscal year 2005. Management believes there will be adequate sources of our principal raw materials to meet our near term needs, although probably at higher prices than has historically been the case due to increased global demand for steel.

Steel mini-mills consume large amounts of electricity and natural gas. The electric utility industry has been deregulated in Texas since January 2002. Our Texas plant purchases electricity through a local retail electric provider using various long and short term supply arrangements. The Commonwealth of Virginia is in transition to a deregulated market for electricity. The Virginia plant purchases its electricity needs through the incumbent utility under an interruptible supply contract with periodic adjustments for fuel costs. Natural gas is purchased from local gas marketers and delivered to our plants through local transportation agreements. Historically, we have not used financial instruments to mitigate price fluctuations on such purchases. Management believes that adequate supplies of electricity and natural gas are readily available, although some seasonal price fluctuations will occur.

TXI utilizes a centralized cash management program for all of its subsidiaries through which we receive payments from TXI as a result of cash received from product sales or make payments to TXI or its subsidiaries for purchases of materials or services or for costs incurred on our behalf, including raw material procurement, payroll and capital expenditures.

The accompanying financial statements include all costs of our steel business. For all periods presented, these costs include the allocation of certain corporate expenses from TXI. TXI’s corporate expenses have been allocated to us based on either the percentage of time employees incurred performing services for us or specifically identified costs incurred by TXI for us. Management believes that the allocations were made on a reasonable basis. However, the consolidated financial statements may not necessarily reflect our financial position, results of operations and cash flows in the future.

TXI, through one of its subsidiaries, provides us with common carrier services, transporting finished product to our customers and backhauling materials and supplies for us. These costs have been included in cost of products sold in the consolidated statements of operations and were $7.2 million in 2002, $6.0 million in 2003 and $5.9 million in 2004. We believe that the rates charged to us for transportation services approximate the rates that would be charged by third parties. After the spin-off, we will utilize assets transferred by TXI to us to operate our own common carrier service.

During the periods presented, interest on our balances with TXI and its subsidiaries accrued at a rate of 8%. This rate would not necessarily represent the rate that we would be able to obtain on loans from unaffiliated third parties.

Since 1986, TXI has included our operations in its United States consolidated federal income tax return. TXI has also included us with it or certain of its subsidiaries in consolidated, combined or unitary income tax groups for state tax purposes as required by law. The provision (benefit) for deferred income taxes for the periods presented has been determined as if we had filed separate tax returns. TXI has managed its tax position for the benefit of its entire portfolio of businesses. TXI’s tax strategies are not necessarily reflective of the tax strategies that we will follow.

Results of Operations

Nine Months ended February 28, 2005 Compared to Nine Months ended February 29, 2004.

	Nine Months Ended
	February 29,	February 28,
	2004	2005	Change	% Change
	(in thousands except per ton data)
Net sales
Structural mills	$418,672	$564,551	$145,879	34.8%
Bar mill	119,455	173,317	53,862	45.1%
Other products	18,059	22,992	4,933	27.3%
Delivery fees	41,321	38,159	(3,162)	(7.7%)

Total	$597,507	$799,019	$201,512	33.7%

Units shipped (tons)
Structural	1,195	1,014	(181)	(15.1%)
Bar	336	269	(67)	(19.9%)

Total	1,531	1,283	(248)	(16.2%)

Average sales price per ton
Structural	$350	$557	$207	59.1%
Bar	355	643	288	81.1%
Total	351	575	224	63.8%

Net sales	$597,507	$799,019	$201,512	33.7%
Costs and expenses (income)
Cost of products sold	588,129	647,976	59,847	10.2%
Selling, general and administrative	21,447	21,159	(288)	(1.3%)
Interest	37,137	36,101	(1,036)	(2.8%)
Other income, net	(5,133)	(3,751)	1,382	(26.9%)

	641,580	701,485	59,905	9.3%

Income (loss) before income taxes and accounting change	(44,073)	97,534	141,607	N/M
Income taxes (benefit)	(15,716)	34,151	49,867	N/M

Income (loss) before accounting change	(28,357)	63,383	91,740	N/M
Cumulative effect of accounting change-net of income taxes	480	—	(480)	N/M

Net income (loss)	$(27,877)	$63,383	$91,260	N/M

N/M – Not Meaningful

Net sales.    During the nine month period ended February 28, 2005, our total net sales increased $201.5 million to $799.0 million. The favorable market conditions caused by the multiple economic factors discussed above resulted in an increase of 63.8% in the average sales price for our rolled product. Bar product average selling price was enhanced by a higher mix of special bar quality sales than the prior period. Scheduled maintenance shutdowns to refurbish production facilities and service center customers seeking to reduce their calendar year-end inventories reduced shipments for bar and structural products in the current nine month period compared to the prior year period, during which service center customers increased inventories in anticipation of higher prices. Increased pricing for rolled product accounted for approximately $287.0 million of increased net sales, while the decrease in volumes accounted for approximately $87.0 million of decreased net sales.

Cost of products sold.    Cost of products sold in the nine months ended February 28, 2005 was $648.0 million, including depreciation and amortization, an increase of $59.8 million from the prior year period. The increase was due primarily to a 52.0% increase in raw material unit costs reflecting increased pricing as a result of the increase in global demand for our raw materials, principally scrap steel. After the unprecedented increase in raw material prices in the last year as a result in the increase in global demand, our raw material prices began to stabilize in the third quarter of 2005. We expect average raw material prices to decline slightly in the quarter ending May 31, 2005.

Selling, general and administrative.    Selling, general and administrative expense in the nine months ended February 28, 2005 decreased $.3 million from the prior year period as a decrease in bad debt expense of $2.1 million due to the write-off of a large customer’s account in 2004, and a decrease in other administrative expenses of $1.7 million were partially offset by a $3.5 million increase in incentive compensation expense as a result of our higher profitability.

Interest.    Interest expense decreased $1.0 million to $36.1 million in the nine months ended February 28, 2005, which was the interest charged on the balance due TXI that primarily resulted from cash advances received for the construction of the Virginia plant.

Other income, net.    Other income, net in the nine months ended February 28, 2005 decreased $1.4 million primarily due to $4.2 million received from our litigation against certain graphite electrode suppliers in the prior year period.

Income taxes.    During the nine months ended February 29, 2004, our benefit from income tax was $15.7 million, compared to an income tax provision of $34.2 million during the nine months ended February 28, 2005 due to improved pre-tax results. There was no material change in our effective tax rate from the nine month period in the prior year.

On October 22, 2004, the American Jobs Creation Act of 2004 (the “Jobs Creation Act”) became law. Among other provisions, the Jobs Creation Act allows a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. We are currently evaluating the impact of the new law on our future taxable income. For financial reporting purposes, any deductions for qualified domestic production activities will be accounted for as a special deduction rather than as a rate reduction. Accordingly, any benefit from the deduction will be reported in the period in which the deduction is realized.

Cumulative effect of accounting change—net of income taxes.    Effective June 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”, which applies to legal obligations associated with the retirement of long-lived assets. We incur legal obligations for asset retirement as part of our normal operations related to land reclamation and Resource Conservation and Recovery Act closures. Application of the new rules resulted in a cumulative benefit of $.5 million, net of income taxes of $.3 million in the nine months ended February 28, 2005.

Net income (loss).    Net income improved $91.3 million in the nine months ended February 28, 2005 due to the factors discussed above.

Fiscal Year 2004 Compared to Fiscal Year 2003

	Fiscal Years Ended May 31,
	2003	2004	Change	% Change
	(in thousands except per ton data)
Net sales
Structural mills	$460,227	$643,043	$182,816	39.7%
Bar mill	116,231	177,967	61,736	53.1%
Other products	18,921	27,076	8,155	43.1%
Delivery fees	50,612	57,238	6,626	13.1%

Total	$645,991	$905,324	$259,333	40.1%

Units shipped (tons)
Structural	1,464	1,637	173	11.8%
Bar	360	449	89	24.7%

Total	1,824	2,086	262	14.4%

Average sales price per ton
Structural	$314	$393	$79	25.0%
Bar	323	396	73	22.8%
Total	316	394	78	24.7%

Net sales	$645,991	$905,324	$259,333	40.1%
Costs and expenses (income)
Cost of products sold	673,597	842,228	168,631	25.0%
Selling, general and administrative	23,913	30,173	6,260	26.2%
Interest	51,027	49,597	(1,430)	(2.8%)
Other income, net	(1,967)	(7,677)	(5,710)	290.3%

	746,570	914,321	167,751	22.5%

Income (loss) before income taxes and accounting change	(100,579)	(8,997)	91,582	N/M
Income taxes (benefit)	(36,517)	(3,199)	33,318	N/M

Income (loss) before accounting change	(64,062)	(5,798)	58,264	N/M
Cumulative effect of accounting change-net of income taxes	—	480	480	N/M

Net income (loss)	$(64,062)	$(5,318)	$58,744	N/M

N/M – Not Meaningful

Net sales.    During 2004, our total net sales increased $259.3 million to a record level of $905.3 million. The favorable market conditions caused by the multiple economic factors discussed above resulted in an increase of 24.7% in the average sales price for our rolled product. Bar product average selling price was enhanced by a higher mix of special bar quality sales than the prior period. Shipments in 2004 increased 14.4% to 2.1 million tons as a result of increased shipping levels for structural and bar products in the last half of the year as steel service centers built inventories by accelerating purchases to avoid incremental price increases. Increased pricing for rolled product accounted for approximately $161.0 million of increased net sales, while the increase in volumes accounted for approximately $83.0 million of increased net sales.

Cost of products sold.    Cost of products sold in 2004 was $842.2 million, including depreciation and amortization, an increase of $168.6 million from the prior year. The increase was the result of higher shipments and the effect of higher raw material costs on unit costs. We experienced dramatic increases in the cost of steel scrap, the principal raw material used in our steel production, as prices have trended upward throughout the two years ended May 31, 2004. These costs increased 40% in 2004 from the prior year, with the majority of the increase occurring in the second half of the year as global demand for metallic products increased. The increased costs were partially offset by improved operating efficiencies at the Virginia plant due to increased production levels. Depreciation and amortization increased from the prior year due to capital expenditures for normal replacement and technological upgrades of existing equipment.

Selling, general and administrative.    Selling, general and administrative expense increased $6.2 million primarily due to a $1.7 million increase in incentive compensation due to profitability and a $2.0 million increase in bad debt expense as the result of the write-off of a large customer’s account.

Interest.    Interest expense decreased $1.4 million to $49.6 million in 2004, which was the interest charged on the balance due TXI that primarily resulted from cash advances received for the construction of the Virginia plant.

Other income, net.    Other income, net increased $5.7 million in 2004 from the prior year and included $4.2 million obtained from our litigation against certain graphite electrode suppliers.

Income taxes.    During 2004, our benefit from income tax was $3.2 million, compared to $36.5 million during 2003 due to improved pre-tax results. There was no material change in our effective tax rate from the prior year.

Cumulative effect of accounting change—net of income taxes.    Effective June 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”, which applies to legal obligations associated with the retirement of long-lived assets. We incur legal obligations for asset retirement as part of our normal operations related to land reclamation and Resource Conservation and Recovery Act closures. Application of the new rules resulted in a cumulative benefit of $.5 million, net of income taxes of $.3 million in 2004.

Net income (loss).    Net income improved $58.7 million in 2004 due primarily to the factors discussed above.

Fiscal Year 2003 Compared to Fiscal Year 2002

	Fiscal Years Ended May 31,
	2002	2003	Change	% Change
	(in thousands except per ton data)
Net sales
Structural mills	$501,158	$460,227	$(40,931)	(8.2)%
Bar mill	114,682	116,231	1,549	1.4%
Other products	20,475	18,921	(1,554)	(7.6)%
Delivery fees	48,913	50,612	1,699	3.5%

Total	$685,228	$645,991	$(39,237)	(5.7)%

Units shipped (tons)
Structural	1,498	1,464	(34)	(2.3)%
Bar	383	360	(23)	(6.0)%

Total	1,881	1,824	(57)	(3.0)%

Average sales price per ton
Structural	$335	$314	$(21)	(6.3)%
Bar	299	323	24	8.0%
Total	327	316	(11)	(3.4)%

Net sales	$685,228	$645,991	$(39,237)	(5.7)%
Costs and expenses (income)
Cost of products sold	640,034	673,597	33,563	5.2%
Selling, general and administrative	30,482	23,913	(6,569)	(21.6)%
Interest	50,581	51,027	446	0.9%
Other income, net	(15,624)	(1,967)	13,657	(87.4)%

	705,473	746,570	41,097	5.8%

Income (loss) before income taxes	(20,245)	(100,579)	(80,334)	N/M
Income taxes (benefit)	(7,011)	(36,517)	(29,506)	N/M

Net income (loss)	$(13,234)	$(64,062)	$(50,828)	N/M

N/M—Not Meaningful

Net sales.    During 2003, our total net sales decreased $39.2 million to $646.0 million. The primary factors in our 3.4% decrease in average sales prices and 3.0% decrease in shipments were weakening domestic market conditions combined with additional capacity coming online in the domestic structural steel market. The average sales price for structural steel decreased 6.3% while it increased 8.0% for steel bar. Steel bar net sales were comparable to the prior year as lower shipments were offset by higher realized prices due in part to a higher mix of special bar quality product sales. The decrease in net sales consisted of approximately $21.0 million due to lower pricing for rolled product and $18.0 million due to lower sales volumes.

Cost of products sold.    Cost of products sold in 2003 was $673.6 million, including depreciation and amortization, an increase of $33.6 million from the prior year. Our lower shipments that reduced costs $10.8 million were offset by higher unit production costs resulting from raw material and energy costs that increased approximately 15% during the year. Depreciation and amortization decreased $4.6 million from the prior year as a 1982 expansion of the Texas facility was fully depreciated in January of 2002.

Selling, general and administrative expense.    Selling, general and administrative expense decreased $6.7 million primarily due to a decrease in bad debt expense of $3.7 million as a result of a significant write-off caused by the bankruptcy of a large service center customer in 2002, and to an $800,000 decrease in incentive expense.

Interest.    Interest expense increased $446,000 to $51.0 million in 2003, which is the interest charged on the balance due TXI that primarily represents cash advances received for the original construction of the Virginia plant.

Other income, net.    Other income, net decreased $13.7 million primarily due to a $9.1 million decrease in the amount received from our litigation against certain graphite electrode suppliers in 2003 compared to 2002.

Income taxes.    During 2003, our benefit from income tax was $36.5 million, as compared to $7.0 million during 2002 due the decline in pre-tax results. There was no material change in our effective tax rate from the prior year.

Net income (loss).    The $50.8 million decline in net income (loss) reflected primarily worsened market conditions due to a decline in non-residential construction and continuing pressure from imports. Realized prices for structural steel declined significantly from the prior year as we sought to maintain market share during a period of declining demand and increased supply. Increased raw material and energy costs also contributed to reduce margins.

Critical Accounting Policies

The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Changes in the facts and circumstances could have a significant impact on the resulting financial statements. We believe the following critical accounting policies affect our more complex judgments and estimates.

Inventories.    Inventories are stated at the lower of cost or market. Cost is determined principally using the last-in, first-out method of accounting. Management evaluates the current trend of selling prices and estimates market value based on expected near-term selling prices.

Environmental Liabilities.    We are subject to environmental laws and regulations established by federal, state and local authorities and make provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies.    We are defendants in lawsuits that arose in the normal course of business and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets.    Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

Goodwill.    We test goodwill for impairment at least annually. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. The fair value of our goodwill exceeds its carrying value.

New Accounting Pronouncement.    In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”. SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock Based Compensation”, and supersedes APB No. 25. Among other items, SFAS No. 123R eliminates the use of APB No. 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The current effective date of SFAS No. 123R is the first fiscal year beginning after June 15, 2005, which will be the first quarter of our fiscal year ending May 31, 2007. We currently expect to adopt SFAS No. 123R effective June 1, 2006 using the “modified prospective” method. Under the modified prospective method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Financial information for periods prior to the date of adoption of SFAS No. 123R would not be restated. We currently utilize a standard option pricing model (i.e., Black-Scholes) to measure the fair value of stock options granted to employees. While SFAS No. 123R permits entities to continue to use such a model, the standard also permits the use of a “lattice” model. We have not yet determined which model we will use to measure the fair value of awards of equity instruments to employees upon the adoption of SFAS No. 123R.

The adoption of SFAS No. 123R will have a significant effect on our future results of operations. However, it will not have an impact on our consolidated financial position. The impact of SFAS No. 123R on our results of operations cannot be predicted at this time, because it will depend on the number of equity awards granted in the future, as well as the model used to value the awards. However, had we adopted the requirements of SFAS No. 123R in prior periods, the impact would have approximated the amounts disclosed in Note 5 in the Notes to Consolidated Financial Statements.

SFAS No. 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options. However, the amount of operating cash flows recognized in prior periods for such excess tax deductions, for 2002, 2003, and 2004 were not material.

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” which will become effective for the Company beginning June 1, 2006. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead cost to inventory be based on the normal capacity of the production facilities. We are currently evaluating the potential impact of this standard on our financial position and results of operations.

Liquidity and Capital Resources

We fund working capital requirements and capital expenditures primarily with cash from operations. Historically we financed major capital expansion projects with cash from operations and advances from TXI. In addition, we lease certain mobile and other equipment used in our operations under operating leases that in the normal course of business are renewed or replaced by subsequent leases.

Net working capital at February 28, 2005 increased $114.7 million to $299.2 million from May 31, 2004, reflecting an $84.5 million increase in current assets and a $30.2 million decrease in current liabilities. The increase in current assets was primarily due to an increase in inventories of $67.1 million due to higher volumes and higher raw material costs. Deferred taxes and prepaid expenses increased primarily due to an increase in unamortized shutdown costs of $10.1 million, which will be amortized over 12 months, offset by a decrease in prepaid insurance of $2.7 million. Accounts receivable, net increased $14.4 million. The payable to TXI decreased $26.3 million during the nine months ended February 28, 2005 as improved pre-tax results allowed us to make additional payments to TXI.

Net working capital at May 31, 2004 increased $44.6 million to $184.5 million from May 31, 2003, reflecting a $101.2 million increase in accounts receivable due to the termination of an agreement to sell trade receivables. See Note 3 in the Notes to Consolidated Financial Statements. Short term amounts payable to TXI increased $44.9 million to meet our operating cash needs. Deferred taxes and prepaid expenses decreased $6.4 million primarily due to a decrease in unamortized costs of scheduled plant shutdowns of $4.8 million.

Net working capital at May 31, 2003 of $139.9 million decreased $62.6 million from May 31, 2002, primarily due to a $63.6 million decrease in the receivable from TXI reflecting the decline in operating results caused by the decline in non-residential construction.

Cash Flows

Net cash provided by operating activities includes the effects of TXI’s centralized cash management program for all of its subsidiaries, through which we have received advances from and made transfers to TXI depending on our cash requirements. These transactions have been treated as amounts payable to and receivable from TXI.

Net cash provided by operating activities increased $1.3 million in the nine months ended February 28, 2005 to $10.7 million, compared to the prior year. Net income and the related effect of deferred income taxes increased cash flows $107.8 million, which was offset predominately by an increase in cash used for inventories of $75.4 million due to higher raw material costs and an increase in prepaid expenses of $15.7 million primarily for scheduled plant maintenance shutdowns. The change in accounts receivable and amounts payable to and receivable from TXI reflected the termination of the agreement to sell trade receivables.

Net cash provided by operating activities decreased $8.8 million in 2004 to $19.3 million primarily as a result of decreased net advances received from TXI and offset by higher net income due to increased pricing and the related effect of deferred income taxes. Changes in working capital items were primarily the result of higher steel prices that increased net receivables by $37.5 million in addition to the termination of the agreement to sell trade receivables which resulted in a total change of $101.2 million.

Net cash provided by operating activities increased $10.6 million in 2003 to $28.1 million reflecting a $108.6 million increase in net advances received from TXI to offset the decline in profitability as a result of a decline in shipments and average selling price due to the decline in non-residential construction and continuing pressure from imports. Also, net cash provided by operating activities was negatively impacted as the deferred tax provision for the year reflected $29.4 million of reduced expense as a result of an $83.9 million net operating loss carryforward.

Net cash used by investing activities was $17.3 million in 2002, $23.2 million in 2003 and $14.1 million in 2004. Capital expenditures were $16.8 million in 2002, $22.3 million in 2003 and $13.9 million in 2004. Net cash used by investing activities was $11.8 million in the nine months ended February 29, 2004 compared to $14.7 million in the nine months ended February 28, 2005. Capital expenditures were $14.3 million, up $2.6 million from the prior year. Capital expenditures for normal replacement and improvement of our existing equipment are currently estimated to be approximately $30 million over the next 12 months.

Net cash provided (used) by financing activities increased by $1.5 million in 2003 from the prior year as we repaid the entire amount of our third party debt.

Impact of the Distribution and Separation from TXI

In connection with our spin-off from TXI, we have entered into a five year, $150 million senior secured revolving credit facility and issued $300 million aggregate principal amount of senior notes. We have drawn $50 million under our senior secured revolving credit facility, and expect to utilize approximately $5 million to support letters of credit, which would leave approximately $95 million available for working capital and general corporate purposes. The revolving credit facility bears annual interest at either the LIBOR rate plus a margin of 1.25% to 2.0% or a base rate (which is the higher of the federal funds rate plus 0.5% or the prime rate) plus a margin of 0.0% to 1.0%. The interest rate margins are subject to adjustments based on our leverage ratio. The credit facility is guaranteed by substantially all of our current and future subsidiaries and is secured by substantially all of our accounts receivable and inventory and by a pledge of the capital stock of our subsidiaries.

We issued $300 million aggregate principal amount of senior unsecured notes due 2013 at an interest rate of 10% per annum.

The indenture governing the notes contains covenants that limit our ability and the ability of our subsidiaries to, among other things: incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem our stock, make investments, sell assets, incur liens, enter into agreements restricting our subsidiaries’ ability to pay dividends, enter into transactions with affiliates and consolidate, merge or sell all or substantially all of our assets. The indenture under which the notes are issued also contains customary events of default. See “Description of Certain Indebtedness” for additional information on these debt agreements.

We used the proceeds from the issuance of the notes and borrowings to pay a cash dividend to TXI of approximately $341 million. We intend to use the remaining portion of the $150 million senior secured credit facility for future capital expenditures and other working capital needs and other general corporate purposes, if necessary. Any inter-company debt to TXI that remains immediately prior to the distribution is expected to be contributed to our capital. As a result of the these transactions, we expect that our interest expense will decrease to an estimated annualized expense of approximately $35 million at the anticipated level of borrowings at the time of distribution, compared to historical interest expense of approximately $50 million for the year ended May 31, 2004.

We have entered into a series of agreements with TXI to facilitate our separation from TXI. These agreements include a separation and distribution agreement and a tax sharing and indemnification agreement. However, unless released by third parties, TXI may remain liable for certain lease and other obligations and liabilities that are transferred to and assumed by us. We are obligated by the separation and distribution agreement to indemnify TXI against liabilities related to those transferred obligations and liabilities. See “Arrangements between TXI and Chaparral Steel Company”.

We and our subsidiaries, as well as certain of TXI’s other subsidiaries, provided a joint and several, full and unconditional guarantee of TXI’s senior notes due 2011, of which $600 million was outstanding at February 28, 2005. In connection with the separation from TXI, TXI used the dividend we paid it of approximately $341 million, the net proceeds of its $250 million offering of new senior secured notes and its existing cash to purchase all or substantially all of its existing senior notes, whereupon our guarantee terminated. In addition, the separation and distribution agreement provides that TXI and we will each release the other from all other liabilities existing or arising from all acts and events occurring before the distribution with respect to their respective businesses. The liabilities released or discharged do not include liabilities arising under or assigned by the separation and distribution agreement or any ancillary agreement, including tax liabilities, certain employee and employee benefit related liabilities and liabilities to third parties.

The accompanying financial statements include all costs of our steel business. For all periods presented, these costs include the allocation of certain corporate expense from TXI. TXI’s corporate expenses have been allocated to us based on either the percentage of time employees incurred performing services for us or specifically identified costs incurred by TXI for us. Management believes that the allocations were made on a reasonable basis. However, the consolidated financial statements may not necessarily reflect our financial position, results of operations and cash flows in the future.

We believe that the net cash provided by our operating activities, supplemented as necessary with borrowings available under our anticipated notes offering and new bank credit facility and existing cash, will provide sufficient resources to fund the dividend payment to TXI and meet our working capital requirements, debt service and other cash needs over the next year. Also, our future inability to continue the raw material surcharge program could have a detrimental effect on satisfying our future cash needs.

Contractual Obligations

The following table summarizes our contractual obligations to third parties at May 31, 2004 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Total	2005	2006	2007	2008	After 2008
			(in thousands)
Long-term payable to TXI	$543,246	$—	$—	$—	$—	$543,246
Processed gas supply contract	51,313	6,088	6,088	6,088	6,088	26,961
In-plant mill services	36,147	4,453	4,453	4,453	4,453	18,335
Asset retirement obligations	19,044	25	25	25	25	18,944
Operating lease obligations	2,200	1,400	600	200	—	—

Total	$651,950	$11,966	$11,166	$10,766	$10,566	$607,486

Our long-term payable to TXI of $543.2 million at May 31, 2004 excludes interest. As discussed above, the long-term payable to TXI will be contributed to capital prior to the time of distribution and our outstanding debt obligations after the distribution will be $350 million with maturities after 2008. The table above excludes future payments under our non-qualified defined benefit plan which are currently expected to be approximately $.5 million per year.

We entered into an agreement to purchase a minimum monthly amount of processed gases at a base price adjusted quarterly based upon a percentage change in the producer price index. The gases are produced from a facility located at our Texas facility and owned and operated by an independent third party. This agreement expires in June 2012. At May 31, 2004, the minimum monthly charge was approximately $.4 million. We entered into a similar agreement to purchase processed gases for the Virginia facility with the same third party which expires in December 2014. The agreement specifies that we will purchase a minimum monthly amount of processed gases at a base price adjusted quarterly based upon a similar formula. At May 31, 2004, the minimum monthly charge was approximately $.1 million. We believe that our minimum purchase requirements will be satisfied by our consumption of the products in the normal course of our business.

We entered into an agreement to purchase a minimum monthly amount of mill services at our Texas facility. This agreement expires in June 2012. At May 31, 2004, the minimum monthly charge was approximately $5,000.

We entered into a similar agreement to purchase a minimum monthly amount of mill services for the Virginia facility. This agreement expires in December 2014. At May 31, 2004, the minimum monthly charge was approximately $.4 million. We believe that our minimum purchase requirements will be satisfied by our consumption of the products in the normal course of our business.

The asset retirement obligations represent the estimated undiscounted costs for legal obligations associated with the retirement of long-lived assets. We lease certain mobile and other equipment, office space and other items, which in the normal course of business are renewed or replaced by subsequent leases. Total expense for such operating leases amounted to $2.7 million in 2002, $2.8 million in 2003, $2.0 million in 2004, and $1.6 million in the nine month periods ended February 29, 2004 and February 28, 2005.

Other Items

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Environmental Matters

We are subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. We believe we are in substantial compliance with applicable environmental laws and regulations; however, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain environmental laws and regulations. Based on our experience in dealing with such claims in the past and the information currently available to us regarding any potential or outstanding claims, we believe that such claims will not have a material impact on our financial condition or results of operations. Despite our compliance and experience, it is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us.

Inflation

We believe that inflation has not had a material effect on our results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We have not historically entered into derivatives or other financial instruments for trading or speculative purposes.

In the normal course of our business, we are exposed to market risk for price fluctuations related to the sale of steel products and to the purchase of commodities used in the steel production process, principally scrap steel, electricity and natural gas. We attempt to negotiate the best prices for our raw materials and energy requirements and to obtain prices for our steel products that match market price movements in response to supply and demand. Beginning in January 2004, we implemented a raw material surcharge program, derived from a published scrap price index, designed to pass some of the increased costs associated with rising raw material prices through to customers.

All of our foreign sales and purchases are denominated in U.S. dollars, thereby eliminating the currency exchange risks on these transactions.

INDUSTRY OVERVIEW

The following discussion is intended to provide background information concerning the industry in which we operate. Please note, however, that industry trends or other factors discussed below may not affect our business in the same manner or to the same degree as the industry generally. Some of the information included in the following discussion is based on predictions and projections. These predictions and projections are subject to inherent uncertainties. Consequently, actual results may differ materially from those expressed in or implied by these predictions and projections. See “Forward-Looking Statements”. For specific information about our business and operating results, see “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information contained in this information statement.

The steel industry is generally composed of two major types of producers: integrated mills and mini-mills. Integrated mills, which use blast furnaces to make molten steel from iron ore and coke, are more energy and capital-intensive than mini-mills, which melt recycled steel scrap with electric arc furnaces. As a group, mini-mills are generally characterized by a lower cost of production and higher productivity than integrated mills. Moreover, mini-mills have tended to employ a management culture that emphasizes flexible, incentive-oriented non-union labor practices designed to encourage productivity and efficiency. The smaller plant size of a mini-mill also permits greater flexibility in the choice of location for the mini-mill to optimize scrap supply, energy costs, infrastructure and distribution. As mini-mill production technologies have evolved, mini-mill producers have displaced integrated producers as manufacturers of numerous steel products. Today the primary producers of structural steel and steel bar products in the United States utilize the mini-mill process.

The market for structural steel, our primary steel product, is a niche market in the U.S. steel industry, with supply totaling approximately 7.6 million tons in 2004, or approximately 5.4% of total U.S. steel supply. Structural steel products include wide flange beams, standard beams, channels and other shapes that are primarily used in commercial, retail, industrial, institutional and warehouse construction. Additional markets for these products include manufactured housing and public works.

The U.S. steel industry, including the market for structural steel products, is currently experiencing a period of strong profitability due in part to: higher global levels of demand for steel driven by increased economic activity; the impact of Chinese demand for raw materials and commodities including steel scrap; recent consolidation trends in the industry; the recent weakness of the U.S. dollar relative to other major currencies; and historically high transportation costs. These factors have contributed to strong steel prices and profitability for U.S. producers as increases in pricing have outpaced increases in raw materials costs. Because the demand for structural steel products in North America is driven primarily by non-residential construction, structural steel consumption has been, and continues to be, highly cyclical, influenced by periods of economic growth or recession. The slowing of the U.S. economy, beginning in 2000, resulted in reduced levels of non-residential construction activity, which remain at cyclical low levels. As a result, structural steel consumption has declined and structural steel capacity currently exceeds demand. Competition from foreign producers has historically been strong, but imports of structural products have declined from their historically high levels two years ago due to the global factors previously noted.

The following chart highlights the cyclical nature of the non-residential construction industry and the correlation between the usage of structural steel and non-residential construction activity.

Source: FW Dodge for non-residential construction; AISA for U.S. structural steel.

Steel bar products consist of specialty bar products and reinforcing bar, a commodity product. In 2004, the hot-rolled bar (including specialty bar) and reinforcing bar markets in the United States were approximately 9.0 million and 10.0 million tons, respectively. Specialty bar products include merchant bar quality products and special bar quality products or engineering steels that are used in applications where the service conditions or component design requirements are exacting. Such applications include oil country goods, automotive and defense components, off-highway equipment, industrial hardware and tools. Because higher quality specifications are required to make these products, fewer bar producers compete for this market. Reinforcing bar is used in concrete structures to increase tensile strength. It is relatively easy to make and is therefore made by a large number of producers, resulting in a regional market for this product.

BUSINESS

We are the second largest producer of structural steel products in North America, based on tons shipped in our last calendar year. We are also a major producer of steel bar products. We operate two mini-mill plants located in Midlothian, Texas and Dinwiddie County, Virginia that together have an annual rated production capacity of approximately 2.8 million tons of steel. We began operations in our Texas plant in July 1973 as a mini-mill producer of steel bar products with an annual capacity of 0.25 million tons and have since grown through internal expansion. In 1999, we completed construction of our modern, low-cost structural steel plant in Virginia, which nearly doubled our structural steel capacity and expanded our product line.

We utilize mini-mill technology, whereby recycled scrap steel is melted in electric arc furnaces, and continuous casting systems form the molten steel into a broad range of products. For the year ended May 31, 2004, we shipped 2.1 million tons of finished product and generated sales of $905 million. For the nine months ended February 28, 2005 we shipped 1.3 million tons of finished product and generated sales of $799 million. Recent profitability has been high despite low levels of non-residential construction, the primary driver of demand for our products. We believe non-residential construction will ultimately recover from current cyclical lows. As our capacity utilization improves with the rebound in non-residential construction, we believe we will benefit from the resulting increase in production and sales.

Through our plant expansions and product innovation, we have significantly expanded and diversified our product mix. We currently manufacture over 230 different types, sizes and grades of structural steel and steel bar products. Our structural steel products include wide flange beams, channels, piling products and other shapes, and our steel bar products include specialty bar products and, to a lesser extent, reinforcing bar. Structural steel, steel bar products and other steel products represented approximately 74%, 23% and 3%, respectively, of net product sales for the nine months ended February 28, 2005.

We market our products throughout the United States, Canada and Mexico, and to a limited extent in Europe. We sell to steel service centers and steel fabricators for use in the construction industry, as well as to cold finishers, forgers and original equipment manufacturers for use in the railroad, defense, automotive, manufactured housing and energy industries.

Our Strengths

Low Cost Producer and Supplier

•	Modern Plants with Low Ongoing Capital Requirements. We believe that our steel plants are among the most modern and efficient in the industry. Our efficient electric arc furnaces are periodically upgraded and maintained to yield high levels of efficiency. In addition, the employment of continuous casting and automated rolling mill technology gives our plants a strong competitive position. Both of our plants utilize our patented near net shape casting technology that was developed by our employees. During the construction of our Virginia plant, we installed a vertical shaft electric arc furnace that enables us to pre-heat our recycled steel scrap prior to melting, thus significantly reducing our energy costs. By using the latest technology available, the shaft furnace is among the most energy efficient in the world. Because our plants are modern and efficient, we expect the capital requirements of our plants for the foreseeable future to be low.

•	On-Site Shredder Operations. The most significant component of our operating costs is scrap steel. Shredded steel represents approximately 40% of the raw material mix that is melted in electric-arc furnaces. We believe we are one of the only domestic structural steel producers with on-site scrap shredders at our plants. Our Texas plant benefits from our operation of one of the largest steel shredders in the world, which currently supplies a major portion of the plant’s shredded steel requirements. We have outsourced the operation of the shredder at our Virginia plant to a third party, the operation of which began in the fourth quarter of fiscal year 2005. The shredders enable us to purchase lower cost, readily available, unprocessed recycled steel scrap rather than high cost, preprocessed recycled steel scrap. We believe this flexibility in acquiring a range of scrap types leads to a lower overall cost of scrap.

•	Efficient, Non-Union Workforce. Our flexible, non-union workforce allows us to maintain high levels of labor efficiency without incurring material post-retirement employee liabilities. All of our employees participate in incentive compensation plans that award compensation for meeting and exceeding selected operational goals. We believe our competitive compensation and benefit packages as well as our organizational structure and employee practices enable us to attract and retain highly talented, motivated and productive employees who are committed to making our company a leader in the steel industry.

•	Commitment to Innovation. We pride ourselves on being at the technical forefront of the steel industry. In 1982, we were one of the first companies to build and operate a structural steel mini-mill, and in 1991 we implemented our patented near net shape casting technology for structural steel. In addition, we have patented a number of recycling related processes. We use a process to separate the waste stream from our scrap in our Texas plant that we call STAR. STAR is a patented process licensed to us that separates the waste material from our shredding operations into distinct products such as aluminum, copper and coins, which are then sold. This further reduction in the net cost of scrap improves our competitive cost position.

Strategic Geographic Locations.    Our facilities are near sources of scrap materials and a large portion of our customer base. This allows us to realize freight savings for inbound scrap as well as for outbound steel products destined for our customers. Our Virginia plant is the closest structural steel plant to the northeastern region of United States, which is the highest consuming region of structural products in North America. Our Texas mill is located in a region that generates an abundance of scrap, which we believe provides us with a competitive advantage as the largest consumer of scrap in the region.

Diversified Product Mix and End-User Markets.    Our products include over 230 different types, sizes and grades of structural steel and steel bar products. Our structural steel products include wide flange beams, channels, piling products and other shapes and our steel bar products include specialty bar products and, to a lesser extent, reinforcing bar. Our steel products are sold to steel service centers and steel fabricators for use in the construction industry, the public works sector and to cold finishers, forgers and original equipment manufacturers for use in the railroad, defense, automotive, manufactured housing and energy industries. We believe this diversified mix of products enables us to access a broad range of end-user markets, serve a broad customer base and reduce our exposure to cyclical downturns. With our commitment to innovation, we are continuously working to develop more steel products for our customers. For example, we have developed the capacity to make piling products for retaining wall applications used primarily in the public works sectors. The construction of our Virginia plant in 1999 provided the capability to produce Z sheet piling products, which are high margin steel products used primarily in retaining wall applications. Demand for Z sheet piling is driven primarily by public works instead of non-residential construction, and has historically been met by imports. We believe our Virginia plant is now one of only four steel mills in the world that produce hot rolled Z sheet piling.

Long-Standing, Diverse Customer Relationships.    We have established a solid base of long-standing relationships with a highly diversified customer base. No single customer represented more than 10% of our revenues in fiscal year 2004. We believe our long-standing relationships help to provide additional stability to our operating performance and make us a preferred supplier. We are committed to meeting customer requirements. We strive to maintain modern equipment at our facilities and to adopt new and innovative production technologies, all with the objective of meeting our customers’ needs. As an example, we believe we are the only structural steel producer that focuses on maintaining at all times at least 90% of widely used sizes of structural steel in inventory, a program we call Effective Inventory Management. We believe we receive a higher margin for these products because customers benefit due to lower working capital requirements and just-in-time availability.

Strong Management Team and Entrepreneurial Corporate Culture.    Over the last several years, the structural steel niche of the U.S. steel industry has endured periods of intense competition from domestic and foreign producers. During this time, the steel industry has undergone significant consolidation. The industry has operated in an environment that rewarded efficient, innovative operations and strong management. We believe that the industry position of our company demonstrates the strength and vision of our management team. We also believe our corporate culture and operating philosophy creates an environment that drives our innovation and brings an entrepreneurial spirit to our company. Empowerment is a core concept of our management model. We empower our employees to make the decisions necessary to efficiently run their operations and to meet our corporate mission. Management’s responsibility is to provide our employees with the tools and resources to make these decisions.

Our Strategy

Maintain Our Low Cost Profile.    We are focused on continuing to maintain one of the lowest operating cost structures in the steel segments we serve. We will continue to optimize the use of our equipment, enhance our productivity, apply new technologies and encourage our employees to further reduce our cost of production at each of our plants.

Expand Our Product Offerings.    We intend to build on our low cost profile, our customer focus and our innovative culture to develop new and expand existing product lines. We recently started producing commercial quantities of the preferred piling products desired by the public works sector, and we believe we are now the only steel company in North America that has developed this capability and is making a wide range of preferred piling products. Our range of structural products has expanded from light and small beams that addressed less than 22% of the market in 1982 to today’s offering that covers almost the entire product range needed for non-residential construction. The commodity bar products that we produced when we started making steel thirty years ago are a very small part of our current product offerings. Today our bar products principally address high value added niche markets and we are building on recently expanded capabilities in our bar mill to meet growing customer needs and requirements. Entering and expanding our product offering in the specialty bar market has further separated us from the commodity markets.

Provide Superior Customer Service.    We will continue to work to understand our customers, their needs and the challenges they face in order to provide them with value-added solutions. We extend our focus to users of our products throughout the distribution channel. This includes owners, developers, engineers and architects as well as service center operators and fabricators. As an example, our recently developed Fast-Frame process is designed to reduce the construction period for a building project, thereby accelerating revenue generation to developers and reducing their cost of capital for the project. This process complements our Effective Inventory Management program.

Maintain Strong Financial Position and Financial Flexibility.    We believe our proposed capital structure will provide us a conservative financial profile and financial flexibility, which will allow us to use free cash flow from operations to reduce our leverage. A strong balance sheet should allow us to be opportunistic regarding strategic investments, to build strong relationships with our customers and suppliers and to recruit and retain the best employees.

Selectively Pursue Additional Growth through a Disciplined Approach to Acquisitions.    We are focused on enhancing our product offerings and strengthening our market position in order to continue to improve our competitive positioning. We believe we have a significant opportunity for future growth through selective acquisitions. We intend to pursue opportunities to grow our business that we believe will add value and meet our return requirements.

Our Plants and Products

Our steel plants, located in Midlothian, Texas and Dinwiddie County, Virginia, produce a broader array of steel products than a traditional mini-mill. We use our patented near net shape casting technology at both facilities. This process involves casting molten steel into a shape that is closer to a product’s final shape than traditional casting methods. This technology provides energy and capital cost savings in the making of wide flange beams and other structural steel products. The Texas plant has two electric arc furnaces with three continuous casters that feed semi-finished billets to a bar mill, a medium structural mill and a large structural mill. Finished (rolled) products produced include beams up to twenty-four inches wide, merchant bar quality rounds, special bar quality rounds, reinforcing bar, H-piling, sheet piling and channels. The Virginia plant has one electric arc furnace and in-line processing units consisting of two near-net shape casters and a sophisticated rolling mill. Finished products include beams up to thirty-six inches wide, sheet piling, H-piling and channels.

The rated annual capacities of the plants are as follows:

Location	Rated Annual Productive Capacity (Tons)	Approximate Plant Square Footage
Texas:
Melting	1,800,000	275,000
Rolling	1,800,000	615,000

Virginia:
Melting	1,300,000	220,000
Rolling	1,000,000	460,000

The bar and structural mills produced approximately 1.4 million tons of finished products in the nine months ended February 28, 2005, 2.1 million tons in fiscal year 2004, 1.8 million tons in fiscal year 2003 and 1.9 million tons in fiscal year 2002.

Sales and Marketing

Our sales organization markets our steel products throughout the United States, Canada and Mexico, and to a limited extent in Europe. Foreign sales represented 13.0%, 11.7%, 6.0% and 3.3% of our total sales for the first nine months of fiscal year 2005 and fiscal years 2004, 2003 and 2002, respectively, and no individual country represented more than 10% of total sales during any such period.

To serve our customer base, we have a dedicated sales force of approximately 34 employees, who are principally aligned along product lines. Management directs our overall sales strategy, which our sales group implements. Orders are generally filled the next day and are cancelable. Delivery of finished products is accomplished by common carrier, customer-owned trucks, rail, overseas container or barge.

Customers

We sell our products to a highly diversified customer base representing various steel consuming markets. Our customers are primarily in the Southwest and the eastern seaboard of the United States. No single customer represented more than 10% of our total consolidated revenues in fiscal year 2004.

A significant portion of our sales are to intermediate fabricators, processors and steel service centers. These customers typically act as intermediaries between steel producers and various end-user manufacturers that require further processing or inventory programs. The additional services performed by steel service centers and processors include cutting to length, providing camber, drilling holes, splitting the product, and minimizing load size. We also sell to cold finishers, forgers and original equipment manufacturers for use in the railroad, defense, automotive, manufactured housing and energy industries. Our special bar quality customers transform our hot-rolled steel bars into a variety of demanding end-use components through processes such as forging, cold-finishing, machining and heat treating. We do not place heavy reliance on franchises, licenses or concessions.

Raw Materials and Energy

Our business depends on continued access to reliable supplies of various raw materials, principally steel scrap, energy and industrial gases. We believe there will be adequate sources of our principal raw materials to meet our near term needs, although probably at higher prices than has historically been the case.

Our principal raw material is recycled steel scrap. Shredded steel represents approximately 40% of the raw material mix. A major portion of the shredded steel requirements of the Texas plant is produced by an on-site shredder operation utilizing primarily crushed auto bodies purchased on the open market. We have historically purchased shredded steel on the open market to meet all requirements for the Virginia facility. The on-site shredder operations at the plant began to generate scrap in the fourth quarter of fiscal year 2005. Another grade of recycled steel scrap, Heavy Melt, representing approximately 40% of the raw material mix, is also purchased on the open market. The purchase price of recycled steel scrap is subject to market forces largely beyond our control. Scrap prices surged in late 2003 and became volatile during calendar year 2004. We and other domestic steel producers announced price increases, including raw material surcharges related to scrap, at the end of calendar year 2003 to recover these cost increases. We expect scrap to continue to be in sufficient supply to satisfy our needs. We have no long-term scrap contracts and all purchases are in the form of short-term open market transactions.

Steel mini-mills consume large amounts of electricity and natural gas. The electric industry has been deregulated in Texas since January 2002. The Texas plant purchases electricity through a local retail electric provider using various long and short term supply arrangements. Electricity for the Virginia plant is purchased through the local utility under an interruptible supply contract with periodic adjustments for fuel costs. Natural gas is purchased from local gas marketers and delivered to our plants through local transportation agreements. We may use financial instruments to hedge such purchases when appropriate. We believe that adequate supplies of electricity and natural gas are readily available.

Competition

All of the markets in which we participate are highly competitive. We compete on the basis of price, quality and the ability to meet our customers’ product needs and delivery schedules.

We compete with domestic and international producers of steel products. Our principal domestic competitors in structural products are Nucor Corporation and Steel Dynamics, Inc. Other domestic competitors include Roanoke Steel Company, Gerdau AmeriSteel Corporation, Commercial Metals Company and Bayou Steel Corporation. Our domestic competitors in bar products include Nucor Corporation, Quanex - MACSTEEL and Republic Engineered Products LLC. Depending on economic conditions, from time to time international producers have entered our markets by offering steel delivered to port cities. These international producers include Arcelor, Duferco, Corus, Gerdau, Huta Katowice, Kangwon Industries, Severstal, Wuhan Iron and Steel, Celsa and Iscor. Certain of the foreign and domestic competitors, including both large integrated steel producers and mini-mills, have substantially greater assets and larger sales organizations than ours.

The steel industry is highly cyclical and subject to significant fluctuations in demand as a result of global macroeconomic changes in global economies, including those resulting from currency volatility. The global steel industry has historically been characterized by overcapacity, which has at times resulted in downward pressure on steel prices and gross margins. On occasion, steel imports into the United States have decreased our prices and negatively affected our operating results.

Employees

At January 31, 2005, we had approximately 1,450 employees, none of whom are represented by unions.

Legal Proceedings

We are defendants in lawsuits that arose in the ordinary course of business. In our judgment, the ultimate liability, if any, from such legal proceedings will not have a material effect on our consolidated financial position or results of operations.

Environmental

We are subject to federal, state and local environmental, health and safety laws and regulations concerning, among other matters, air emissions, electric arc furnace dust disposal and wastewater discharge. We believe we are in substantial compliance with applicable environmental laws and regulations, however, from time to time we receive claims from federal, state and local regulatory agencies and entities, as well as from private parties, asserting that we are or may be in violation of certain of these laws and regulations. Based on our experience in dealing with such claims in the past and the information currently available to us regarding any potential or outstanding claims, we believe that such claims will not have a material impact on our financial condition or results of operations. Despite our compliance and experience, it is possible that we could be held liable for future charges that might be material but are not currently known or estimable. In addition, changes in applicable laws, regulations or requirements or discovery of currently unknown conditions could require us to make additional expenditures. See “Risk Factors” for a further discussion of environmental regulations applicable to us.

Properties

Our Midlothian, Texas steel plant is situated on approximately 1,415 acres that we own. The plant and other buildings occupy approximately 1,095,000 square feet, including one building we lease from TXI. Our Dinwiddie County, Virginia plant is situated on approximately 877 acres that we own. The plant and other buildings occupy approximately 789,000 square feet.

Research and Development

In the course of our operations we continually work to enhance our production processes and develop new or improved products. We have recently been successful in producing our patented PZC piling, a new type of Z piling which we achieved through the use of research and development technologies such as computer modeling and trial rollings of metallic lead bars on a scaled down research rolling mill. Our new PZC piling features a ball-in-socket interlock connection that we believe is superior to connectors used in much of the world.

Seasonality

While there is generally no seasonality in demand for our products, production at the mills is shutdown periodically for up to two weeks in order to conduct comprehensive maintenance (in addition to normal maintenance performed throughout the year) and to install capital improvements.

ARRANGEMENTS BETWEEN TXI AND CHAPARRAL STEEL COMPANY

After the distribution of our common stock, we and TXI will operate separately, each as independent public companies. We have to entered into a separation and distribution agreement with TXI that, together with other ancillary agreements with TXI, facilitates our spin-off from TXI. These agreements will also govern our relationship with TXI after the distribution and provide for the allocation of employee benefits, tax and other liabilities and obligations. The material agreements include:

•	a separation and distribution agreement; and

•	a tax sharing and indemnification agreement.

The forms of the material agreements summarized below are filed as exhibits to the registration statement into which this information statement is incorporated by reference. These agreements may be amended by the parties before the distribution. Following are summaries of the material terms of such agreements in the form filed as exhibits to such registration statement. You should read the agreements for a complete understanding of all of their terms.

Separation and Distribution Agreement

The separation and distribution agreement governs (1) the restructuring plan to separate the steel business from TXI’s other businesses, (2) the contribution of TXI’s steel business to us, (3) the subsequent distribution of shares of our common stock to TXI’s stockholders, and (4) other matters related to TXI’s relationship with us.

The Spin-Off

The restructuring plan to separate the steel business from TXI’s other businesses involves the following transactions:

•	we are a newly-formed wholly-owned subsidiary of TXI, and TXI has contributed the entities that conduct the steel business and certain real property to us;

•	all but $25 million of the intercompany indebtedness between the steel entities and TXI has been settled through offsets and contributions to capital and the remaining net balance we owe TXI will be contributed to our capital;

•	certain direct or indirect subsidiaries of TXI have been converted into limited liability companies in order to comply with certain United States federal income tax requirements for spin-offs; and

•	we have transferred in the form of a cash dividend the loan proceeds from our senior secured credit facility and notes,which enabled TXI to repay a portion of its existing indebtedness.

The Contribution

TXI has contributed to us all of the stock of its subsidiaries engaged in the steel business and all other assets and liabilities used solely in the steel business to us. All assets were transferred on an “as is, where is” basis. Generally, neither we nor TXI made any representation or warranty as to:

•	the assets, business or liabilities transferred or assumed as part of the distribution;

•	any consents or approvals required in connection with the transfers;

•	the value or freedom from any security interests of any of the assets transferred;

•	the absence of any defenses or freedom from counterclaim with respect to any claim of either us or TXI; or

•	the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred.

In the event that any transfers of assets or assumption of liabilities contemplated by the separation and distribution agreement are not effected before the date of the distribution, or transfers or assumptions that were not contemplated were effected, the parties will be required to negotiate in good faith following the date of the distribution whether a transfer to or assumption by the other party should be effected and on what terms.

The Distribution

We expect that the separation and distribution agreement will provide that, on the distribution date, TXI will distribute all of its shares of our common stock to its stockholders of record as of July 20, 2005, the record date. TXI will have the absolute discretion to determine whether to proceed with the distribution and to determine the date of the distribution. Notwithstanding TXI’s discretion to determine not to proceed with the distribution, TXI’s agreement to consummate the distribution is also subject to the satisfaction or waiver by TXI of a number of conditions, including the following:

•	TXI must have contributed the steel business to us;

•	the registration statement into which this information statement is incorporated by reference must have been declared effective by the Securities and Exchange Commission and this information statement shall have been mailed to TXI’s stockholders;

•	our common stock must have been accepted for trading on the Nasdaq National Market;

•	any material third-party consents necessary to consummate the distribution must have been obtained, including consents under TXI’s outstanding indebtedness to the extent not repaid in connection with the spin-off;

•	there must not be any events or developments that, in the judgment of TXI’s board of directors, would result in the spin-off having a material adverse effect on TXI or TXI’s stockholders; and

•	there must not have been any injunction issued by any governmental authority or any other legal restraint or prohibition that could prevent the consummation of the distribution.

Releases and Indemnification

The separation and distribution agreement provides that TXI and we each release the other from all liabilities existing or arising from all acts and events occurring before the distribution. The liabilities released or discharged do not include liabilities arising under or assigned by the separation and distribution agreement or any ancillary agreement, such as tax liabilities and liabilities to third parties.

We agreed to indemnify TXI, each of its subsidiaries and each of its and their respective affiliates, directors, officers, employees and agents, from all liabilities relating to:

•	Any claim that the information related to us or our subsidiaries included in this information statement, the registration statement to which this information statement is an exhibit or the offering memorandum related to our offering of notes is false or misleading with respect to any material fact or omits to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

•	the steel business and the contributed assets and liabilities; and

•	any breach by us or any of our subsidiaries of the separation and distribution agreement or any of the other ancillary agreements or conveyancing instruments.

TXI agreed to indemnify us, each of our subsidiaries and each of our and their respective affiliates, directors, officers, employees and agents, from all liabilities relating to:

•

Any claim that the information related to TXI or its subsidiaries included in this information statement, the registration statement to which this information statement is an exhibit or the offering memorandum related to our offering of notes is false or misleading with respect to any material fact or omits to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

•	the businesses retained by TXI or any asset or liability of TXI or its subsidiaries, other than assets and liabilities associated with the contribution of the steel business; and

•	any material breach by TXI or any of its subsidiaries of the separation and distribution agreement or any of the other ancillary agreements or conveyancing instruments.

The separation and distribution agreement also specifies procedures with respect to claims that are subject to indemnification and related matters.

Shared Contracts and Liabilities

The separation and distribution agreement provides for sharing between us and TXI of:

•	any liabilities that do not primarily relate to any business of TXI or to our business; and

•	any liabilities that relate to contracts with third persons that directly benefits both us and TXI.

TXI has sole authority for administration of any shared liability, and those costs and expenses will be included in the amount to be shared by us and TXI.

The separation and distribution agreement provides that such liabilities will be shared based on the relative associated benefit received. If such liabilities cannot be shared on that basis, then they will be shared evenly.

Employee Matters

The separation and distribution agreement allocates responsibility for certain employee benefits matters on and after the distribution, including the treatment of welfare benefit plans, savings plans, equity-based plans and deferred compensation plans. See also “The Spin-Off – Treatment of Options and Restricted Stock”.

Transition Services

Although neither we nor TXI are aware of any transition services that either party will be required to provide to the other after the distribution, the separation and distribution agreement provides that for a period of one year after the distribution, if either party discovers that it requires the continuation of services that had been provided by the other party prior to the distribution, we and TXI will negotiate in good faith an agreement to provide such services. Such agreement provides that such services will be provided for up to two years after the distribution at a price and upon terms that could be obtained on an arm’s length basis from an independent third party.

Information and Confidentiality

The separation and distribution agreement requires TXI and us to provide one another with such information relating to our respective businesses as the other party reasonably needs. TXI and we agreed to hold such information confidential and to not disclose it to any other person or entity, except as provided in the agreement.

Dispute Resolution

The separation and distribution agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between TXI and us.

Expenses

Except as expressly set forth in the separation and distribution agreement or in any other ancillary agreement, all third-party fees and expenses paid or incurred in connection with the spin-off, other than fees and expenses related to our credit agreement and note offering, will be paid by TXI.

Termination

The separation and distribution agreement provides that it may be terminated and the spin-off may be abandoned at any time before the distribution date, in the sole discretion of the board of directors of TXI without our approval or the approval of TXI’s stockholders. In the event of a termination of the separation and distribution agreement, no party will have any liability to any other party or person.

Amendments and Waivers

The separation and distribution agreement provides that before the distribution date, TXI may amend or supplement the separation and distribution agreement and the ancillary agreements in its sole discretion without our approval. If TXI modifies a material provision of the separation and distribution agreement or any ancillary agreement after the date of this information statement, we intend to issue a press release disclosing this modification and file a report on Form 8-K with the Securities and Exchange Commission.The separation and distribution agreement provides that after the distribution, no provisions of the separation and distribution agreement or any ancillary agreement can be waived, amended or supplemented by any party, unless the waiver, amendment or supplement is given in writing and signed by the authorized representative of each party.

Tax Sharing and Indemnification Agreement

In order to allocate our responsibilities for taxes and certain other tax matters, TXI and we have entered into a tax sharing and indemnification agreement.

Under this agreement, TXI is responsible for filing all U.S. federal consolidated income tax returns and all consolidated, combined, or unitary state and local income tax returns including us for all periods through the distribution date. TXI will act as our agent in connection with the filing of those returns, paying those taxes and responding to any audits that may arise in connection with those returns. We are responsible for our allocable share of such taxes.

We also are responsible for all state and local taxes imposed on us computed on a separate-company basis, and will be entitled to any refunds of such taxes.

TXI and we have made certain covenants to each other in connection with the spin-off that prohibit us and TXI from taking certain actions that could cause the spin-off to become taxable. Pursuant to these covenants: (1) neither TXI nor we will liquidate, merge, or consolidate with any other person, sell, exchange, distribute or otherwise dispose of our assets (or those of certain of our subsidiaries) except in the ordinary course of our business, or enter into any substantial negotiations, agreements, or arrangements with respect to any such transaction, during the six months following the distribution date; (2) TXI and we will, for a minimum of two years after the distribution date, continue the active conduct of the cement or steel business, respectively; (3) TXI and we will not repurchase our stock for two years following the distribution except in certain circumstances permitted by the IRS; (4) TXI and we will not take any actions inconsistent with the representations made in the separation and distribution agreement or in connection with the issuance by Thompson & Knight LLP of its opinion with respect to the spin-off; and (5) TXI and we will not take or fail to take any other action that would result in any tax being imposed on the spin-off. TXI and we may seek injunctions to enforce these covenants. Notwithstanding these restrictions, we and TXI may take certain actions inconsistent with these covenants if we obtain an unqualified opinion of counsel or a private letter ruling from the IRS that such actions will not cause the spin-off to become taxable, except that we may not, under any circumstances, take any action described in (1) above.

If we breach any of our covenants in the tax sharing and indemnification agreement, and if our breach results in taxes being imposed on TXI in connection with the spin-off, then we will be liable for those taxes. In addition, notwithstanding the receipt of any such unqualified opinion of counsel or IRS ruling, we will be liable for any taxes imposed on TXI in connection with the spin-off with respect to the covenants above. Furthermore, we will be responsible for taxes that may be imposed on TXI pursuant to section 355(e) of the Code in connection with a transaction that results in a change in control of us, even though we will have obtained an opinion of counsel prior to the transaction.

We are required to indemnify TXI for any taxes for which we are responsible under the agreement and TXI is required to indemnify us for any taxes for which it is responsible under the agreement, in each case, as outlined above.

If there is an audit of TXI that could result in our being required to indemnify TXI, TXI and we will use our best efforts to separate the items that could result in indemnity from the other items in the audit. We would then have the right to control that separate proceeding, provided that we furnish TXI with evidence reasonably satisfactory to it that we are able to pay the full amount at issue, and provided that we acknowledge our obligation to indemnify TXI for the item at issue. If the proceeding cannot be separated entirely, we will participate in the general audit, but only on matters for which we have an obligation to indemnify TXI. Comparable procedures apply if we are audited and TXI could be required to indemnify us.

TXI and we agreed to cooperate with each other in a timely manner in any administrative or judicial proceeding that could give rise to indemnification obligations. We and TXI agreed to attempt to resolve any disputes informally, but if that fails we or TXI may pursue litigation.

MANAGEMENT

The following table sets forth information as of January 31, 2005 regarding individuals who serve, or are expected to serve after the spin-off, as our directors and executive officers, including their positions after the spin-off. After the spin-off, none of these individuals will continue to be directors or employees of TXI. To the extent additional directors or director designees are designated before the distribution date, we will disclose the names of these additional directors or director designees in an amendment to the registration statement incorporating this information statement or in an additional filing on Form 8-K.

Name	Age	Position with Us
Eugenio Clariond (1)	61	Director
James M. Hoak, Jr. (2)	61	Director and Chairman of the Board
Ian Wachtmeister (3)	72	Director
Elizabeth C. Williams (1)	62	Director
Tommy A. Valenta (3)	55	President, Chief Executive Officer and Director
Cary D. Baetz	40	Vice President, Treasurer and Secretary
Timothy J. Bourcier	44	Vice President-Operations
William H. Dickert	53	Vice President-Marketing and Sales
J. Celtyn Hughes	53	Vice President and Chief Financial Officer
Richard T. Jaffre	61	Vice President-Raw Materials
Robert E. Crawford, Jr.	54	Vice President and General Counsel

(1)	Term expires in 2006.

(2)	Term expires in 2007.

(3)	Term expires in 2008.

Eugenio Clariond has been a director since July 6, 2005. Mr. Clariond is Chairman of the Board and Chief Executive Officer of Grupo IMSA, S.A. (steel processor, auto parts, aluminum and plastic construction products), Monterrey, Mexico. He has been Chief Executive Officer of Grupo IMSA, S.A. since 1981. He has been a director of our parent, TXI, since 1998, and from 1993 through 1997 he was a director of Chaparral Investments, Inc. (formerly known as Chaparral Steel Company).

James M. Hoak, Jr. will become Chairman of the Board on or before the effective date of the spin-off. Mr. Hoak has been Chairman of Hoak Media, LLC, a television broadcaster, since its formation in August 2003, and he has been Chairman and a Principal of Hoak Capital Corporation, a private equity investment firm in Dallas, Texas, since 1991. He has been a director of our parent, TXI, since 1995. Mr. Hoak is also a director of Da-Lite Screen Company, Inc., PanAmSat Corporation and Pier 1 Imports, Inc.

Ian Wachtmeister will become a director on or before the effective date of the spin-off. Mr. Wachtmeister is Chief Executive Officer and Vice Chairman of The Empire, AB (trading company), Stockholm, Sweden. He has been Chief Executive Officer of The Empire, AB since 1997. He has been a director of our parent, TXI, since 1977.

Elizabeth C. Williams has been a director since July 6, 2005. Ms. Williams has been the Treasurer of Southern Methodist University, Dallas, Texas, since 1991. She has been a director of our parent, TXI, since 1995.

Tommy A. Valenta has been President and Chief Executive Officer since we were incorporated in February 2005. Mr. Valenta joined TXI in 1970. He held various positions in the organization including General Manager, Division Vice President for Aggregate Development, North Texas Ready-Mix, Transportation, Cement Marketing and Concrete. He was appointed Executive Vice President, Steel in 1998. He has an M.B.A. from Southern Methodist University. Throughout his career, he has served as a director for various industry associations including the National Ready-Mix Concrete Association, the American Institute of Steel Construction and the Steel Manufacturers Association.

Cary D. Baetz has been Vice President, Treasurer and Secretary since we were incorporated in February 2005. Mr. Baetz joined TXI in November 1997. He has held various positions in the organization including Senior Financial Analyst, Corporate Financial Manager and Director of Corporate Finance.

Timothy J. Bourcier has been Vice President-Operations since June 25, 2005. Mr. Bourcier joined TXI in March 2001. He has held positions as Vice President and Plant Manager and Vice President of Operations for Steel. Since October 2004, he has been Vice President of Steel Operations. Prior to March 2001, Mr. Bourcier held various positions with North Star Steel Corporation, most recently as General Manager-Michigan Facility.

William H. Dickert has been Vice President-Marketing and Sales since June 25, 2005. Mr. Dickert joined TXI in 1973. He has held various positions in the organization including General Sales/Marketing Manager, General Manager and Vice President-Concrete. Since March 2001, he has been Vice President of Marketing and Sales for Steel.

J. Celtyn Hughes has been Vice President and Chief Financial Officer since June 25, 2005. Mr. Hughes joined TXI in 1979. He held various positions in the organization including Vice President of Package Products. He was appointed Vice President-Logistics and Steel Finance in 1998.

Richard T. Jaffre has been Vice President-Raw Materials since June 25, 2005. Mr. Jaffre joined TXI in 1974. Since he joined TXI, he has held the position of Vice President of Raw Materials.

Robert E. Crawford, Jr. has been Vice President and General Counsel since July 1, 2005. Excluding a seven month period in 2000, Mr. Crawford was employed by the law firm of Winstead Sechrest & Minick P.C., Dallas, Texas from 1983 until he joined us. During the period including April 2000 through October 2000, Mr. Crawford was Executive Vice President and General Counsel of Digital Commerce Corporation, a Herndon, Virginia-based corporation that offered an internet based procurement portal to facilitate sales to and purchases by governmental entities. In 2001, Digital Commerce Corporation filed for protection under Chapter 11 of the Bankruptcy Code.

Officers are elected annually by the board of directors and serve at the pleasure of the board.

Board of Directors

Board Structure

At the time of the distribution, we expect that our board of directors will consist of at least 5 directors. All but Mr. Tommy Valenta are expected to meet the Nasdaq listing standards for independence. Our board of directors will be divided into three classes. Approximately one-third will be Class 1 directors, with terms expiring at the annual meeting of stockholders to be held in 2006, approximately one-third will be Class 2 directors with terms expiring at the annual meeting of stockholders to be held in 2007 and approximately one-third will be Class 3 directors with terms expiring at the annual meeting of stockholders to be held in 2008. Commencing with the annual meeting of stockholders to be held in 2006, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

Annual Meeting

Our first annual meeting of stockholders after the distribution is expected to be held in Fall 2006. This will be an annual meeting of stockholders for the election of Class 1 directors. The annual meeting will be held at our principal office or at such other place and on such date as may be fixed by resolution of our board of directors.

Board Committees

After the distribution, we expect our board of directors will establish the following three standing committees: Audit Committee, Compensation Committee and Governance Committee. We expect all board committees to be composed entirely of independent, non-employee directors. The charter for each of these committees will be available on our website at www.chaparralsteel.com. Information on our website does not form a part of this information statement.

Executive Sessions

Our independent directors will meet at regularly scheduled executive sessions without management. We expect that our chairman of the board will chair the executive sessions.

Director Compensation

After the distribution, we expect our board of directors will approve a director compensation plan with the following components. Directors who are not employees of Chaparral Steel Company or its affiliates will receive an annual fee of $40,000. The director who chairs the audit committee will receive an additional fee of $10,000 annually, and the other members of the audit committee will receive an additional $2,000 annually. Directors who chair the compensation and governance committees will receive an additional $5,000 annually, and other members of those committees will receive an additional $1,000 annually. Additionally, the chairman of the board will receive an annual grant of 2,500 restricted shares of common stock, and each other non-employee director will receive an annual grant of 1,000 restricted shares of common stock. We will also make a charitable contribution to a charity of the director’s choice of up to $10,000 annually.

Under a deferred compensation agreement, annual fees of directors may be deferred in whole or in part at the election of the director. Compensation so deferred is denominated in shares of our common stock determined by reference to the average market price during the thirty (30) trading days prior to the date of the agreement. Dividends are credited to the account in the form of common stock equivalents at a value equal to the fair market value of the common stock on the date of the payment of such dividend.

We also reimburse directors for travel, lodging and related expenses they may incur in attending board and/or committee meetings.

Audit Committee

The audit committee will have three members. The audit committee will provide oversight on matters relating to corporate accounting and financial matters and our financial reporting and disclosure practices. In addition, the committee will review our audited financial statements with management and independent auditors, recommend whether such audited financial statements should be included in our Annual Report on Form 10-K and prepare a report to stockholders to be included in our Proxy Statement. The committee will be governed by a written charter, which will be adopted by the board.

At least one member of the audit committee will be an “audit committee financial expert” as defined by the Securities and Exchange Commission.

Compensation Committee

The compensation committee will have at least two members. The compensation committee will establish and monitor overall compensation programs and salaries, monitor the selection and performance of key executives including the chief executive officer, and also review and approve their salaries, and implement our incentive plans. The committee also advises the Board generally with regard to other compensation and employee benefit matters.

Governance Committee

The governance committee will have at least two members. The governance committee will assist the board of directors in identifying individuals qualified to become board members and recommend to the board the nominees for election as directors at the next annual meeting of stockholders. The committee also will assist the board in determining the compensation of the board and its committees, in monitoring a process to assess board effectiveness, in developing and implementing our Corporate Governance Guidelines and in overseeing the evaluation of the board of directors and management.

The governance committee will identify nominees for director from various sources. In assessing potential director nominees, the committee will consider individuals who have demonstrated exceptional ability and judgment and who will be most effective, in conjunction with the other nominees and board members, in collectively serving the long-term interests of the stockholders. All director nominees must possess a reputation for the highest personal and professional ethics, integrity and values. The committee will also consider any potential conflicts of interest. In addition, nominees must also be willing to devote sufficient time and effort in carrying out their duties and responsibilities effectively, and should be committed to serve on the board for an extended period of time.

Executive Compensation

We expect that our compensation policies for executive officers, as determined by the compensation committee, will be to (1) provide competitive compensation packages to retain and attract superior executive talent, (2) link a significant portion of compensation to financial results to reward successful performance, and (3) provide long-term equity compensation to further align the interests of executive officers with those of stockholders and further reward successful performance. The principal components of our executive officer compensation program will be base salary, annual cash incentive plans and long-term equity incentive awards.

We expect that our compensation committee and board of directors will review the compensation of all officers immediately after the spin-off and make appropriate adjustments.

The following table contains certain information about compensation earned for services rendered to TXI during the last fiscal year by those persons who are expected to be our chief executive officer and the other four executive officers who were most highly compensated by TXI in the last fiscal year. TXI’s last fiscal year is the twelve months ended May 31, 2004.

Summary Compensation Table

	Annual Compensation			Long Term Compensation Awards
	Year	Salary ($)	Bonus ($)	Awards	Payouts	Other Compensation ($)(1)
Name and Principal Position				Securities Underlying Options (#)	LTIP Payouts ($) (1)
Tommy A. Valenta President and Chief Executive Officer	2004	342,692	87,149	—	—	7,600

Timothy J. Bourcier Vice President-Operations	2004	210,000	65,709	—	—	6,773

William H. Dickert Vice President-Marketing and Sales	2004	183,077	57,285	—	—	6,278

J. Celtyn Hughes Vice President and Chief Financial Officer	2004	175,000	43,313	—	—	6,445

Richard T. Jaffre Vice President-Raw Materials	2004	171,923	53,795	—	—	4,548

(1)	Vested and non-vested portion of amounts contributed and allocated by employer to employee benefit plans.

We offer financial security plans to substantially all of our senior managerial and executive employees. The plans are contributory but not funded. The plans include disability benefits under certain circumstances and death benefits payable to beneficiaries for a period of ten years or until the participant would have attained age 65, whichever last occurs. Participants in the plans who retire at or after attaining age 65 (age 60 in the case of Mr. Valenta) will be entitled to a supplemental retirement benefit. In the event of termination of employment under certain circumstances following a change in control (as defined in the plans), a participant will be deemed to be fully vested in any supplemental retirement benefit, without reduction, provided by the plans. With respect to the named executive officers, the normal retirement benefit may be either (1) 2.5 to 10 times covered salary depending upon age at enrollment and the time when additional coverage is offered, or (2) 45% of covered annual salary for life with a 15-year certain benefit. The estimated annual benefits payable upon retirement at normal retirement age for each of the named executive officers who are vested in such benefit is as follows: Tommy A. Valenta-$170,000; William H. Dickert-$95,000; J. Celtyn Hughes-$66,008; and Richard T. Jaffre-$67,227.

We expect to enter into an employment contract with Tommy A. Valenta, our president and chief executive officer. We expect the contract will provide for a three year term, a base annual salary, a grant of stock options, and participation in our incentive compensation plans adopted from time to time by the board of directors for employees and key executives. We also expect that the contract will contain change of control provisions.

Option/SAR Grants

We have not granted any equity awards to our executive officers named in the Summary Compensation Table, but we expect to do so following the spin-off. TXI did not grant any equity awards to such executive officers during fiscal year 2004.

Aggregated Option/SAR Exercises and Year-End Option Value Table

None of our executive officers named in the Summary Compensation Table held options to purchase Chaparral Steel Company common stock in our fiscal year ended May 31, 2004. The following table contains, for each of our executive officers named in the Summary Compensation Table, (1) the number of shares of TXI’s common stock acquired upon the exercise of options during fiscal year 2004, (2) the value realized as a result of those exercises (based upon the closing price on the date of exercise for option shares that were exercised and held, or the actual sale price for option shares that were simultaneously exercised and sold, less the option exercise price), (3) the number of shares of TXI’s common stock underlying unexercised options held on May 31, 2004, and (4) the value of in-the-money options held on May 31, 2004, based upon the closing price of $36.85 per share of TXI’s common stock on May 28, 2004, which was the last trading day prior to May 31, 2004.

Name	Shares Acquired on Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End	Value of Unexercised In-the-Money Options/SARs at Fiscal Year End ($) (1)
			Exercisable/Unexercisable	Exercisable/Unexercisable
Tommy A. Valenta	—	—	127,512 / 67,560	1,034,715.20 / 724,688.00
Timothy J. Bourcier	—	—	11,600 / 26,400	125,564.00 / 346,256.00
William H. Dickert	—	—	14,100 / 21,400	148,931.00 / 279,724.00
J. Celtyn Hughes	6,000	117,285.00	31,600 / 22,400	342,281.00 / 279,724.00
Richard T. Jaffre	2,000	21,437.50	34,900 / 20,600	334,639.00 / 267,356.00

(1)	Computed based upon the difference between aggregate fair market value and aggregate purchase price.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

Before the distribution, all of the outstanding shares of our common stock are and will be owned beneficially and of record by TXI. To the extent directors and executive officers own or will own TXI common stock before the distribution, they will receive shares of our common stock in the distribution on the same basis as other holders of TXI common stock. The following table sets forth information as of January 31, 2005 (unless another date is stated in the footnotes) with respect to the projected beneficial ownership of our outstanding common stock, immediately following the completion of the distribution assuming a one-for-one distribution ratio, by each person who is known by us to beneficially own more than 5% of TXI’s common stock, by each of our directors, by each of our executive officers named in the Summary Compensation Table below, and by all of our directors and executive officers as a group.

Name and Address of Beneficial Owner	Title of Security	Amount and Nature of Beneficial Ownership		Percent of Class
FMR Corp. (1) 82 Devonshire Street Boston, Massachusetts	Common Stock	3,399,670		14.99
Dimensional Fund Advisors Inc. (1) 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	Common Stock	1,521,257		6.8
Eugenio Clariond	Common Stock	22,000	(3)	*
James M. Hoak, Jr.	Common Stock	25,000		*
Ian Wachtmeister	Common Stock	23,894	(3)	*
Elizabeth C. Williams	Common Stock	37,400	(3)	*
Tommy A. Valenta	Common Stock	19,027		*
Timothy J. Bourcier	Common Stock	193		*
William H. Dickert	Common Stock	—		—
J. Celtyn Hughes	Common Stock	2,696		*
Richard T. Jaffre	Common Stock	8,005		*
All directors and executive officers as a group (10 persons)	Common Stock	140,165		*

*	Less than 1%.

(1)	Based on Schedule 13G filed as of April 30, 2005 with the Securities and Exchange Commission.

(2)	Based on Schedule 13(f) filed as of March 31, 2005 with the Securities and Exchange Commission.

(3)	Includes shares of common stock that may be acquired within 60 days after January 31, 2005 through exercise of stock options: Eugenio Clariond, 17,000 shares; Ian Wachtmeister, 3,000 shares; and Elizabeth C. Williams, 37,000 shares.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Our authorized capital consists of 100 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, $0.01 par value per share. No shares of preferred stock are outstanding as of the date of this information statement. Immediately following the distribution, approximately 22,728,000 shares of common stock will be issued and outstanding, assuming there are no exercises of outstanding TXI options after May 31, 2005.

Common Stock

The holders of our common stock will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, the holders of such shares will possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefore and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders.

The holders of our common stock will have no preemptive rights. The rights, preferences and privileges of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are, and after the distribution will continue to be, fully paid and nonassessable.

Preferred Stock

Under the certificate of incorporation that will be in effect at the time of the distribution, the board will have the authority, without further action by stockholders, to issue up to 10 million shares of preferred stock. The board may issue preferred stock in one or more series and may determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of decreasing the market price of the common stock and could delay, deter or prevent a change in control of our company. We have no current plans to issue any shares of preferred stock.

Anti-takeover Provisions

Certificate of Incorporation and By-law Provisions

Various provisions that will be contained in our certificate of incorporation and by-laws at the time of the distribution could delay or discourage some transactions involving an actual or potential change in control of us and may limit the ability of stockholders to remove current directors or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock. In our certificate of incorporation, these provisions will:

•	authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	divide our board of directors into three classes of directors, with each class serving a staggered three-year term. As the classification of the board of directors generally increases the difficulty of replacing a majority of the directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us;

•	not provide for cumulative voting in the election of directors, which, if allowed, could enable a minority stockholder holding a sufficient percentage of a class of shares to ensure the election of one or more directors;

•	require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	require certain transactions with interested stockholders to be approved by an 80% vote of the outstanding shares unless such transaction is approved by 80% of disinterested directors and the per-share consideration for such transaction is equal or greater than the highest price paid by the interested stockholder for any of our stock; and

•	provide that certain provisions of our certificate of incorporation can be amended only by supermajority vote of 75% or 80% of the outstanding shares.

In addition, our by-laws will establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

Preferred Stock Purchase Rights Plan

Prior to the distribution, we expect that our board of directors will adopt a preferred stock purchase rights plan that will include the following terms and provisions. At the time of adoption, our board of directors will declare a distribution of one preferred stock purchase right for each share of our common stock outstanding at 5:00 p.m., New York City time, on a date to be determined by the board of directors and for each share of our common stock (including shares distributed from treasury stock) issued thereafter. Each right will entitle the registered holder to purchase from us a unit of our preferred stock, constituting one one-thousandth of a share of our Series A preferred stock, par value $0.01 per share, at a purchase price that will be determined by the board of directors at the time the rights plan is adopted, and that will be subject to certain anti-dilution adjustments. The description and terms of the rights will be set forth in a rights agreement, the form of which will be filed as an exhibit to the Form 10 into which this information statement is incorporated by reference.

Initially, the rights will attach to all certificates representing shares of our outstanding common stock, and no separate rights certificates will be distributed. The rights will separate from our common stock and will be distributed on the rights distribution date, which will occur upon the earlier of:

•	the stock acquisition date, which will be 10 days following a public announcement that a person or group of affiliated or associated persons (other than us, any of our subsidiaries or any of our employee benefit plans) has acquired 15% or more of the then outstanding shares of our common stock (such person or group referred to as an “acquiring person”); and

•	10 business days (or such later date as may be determined by action of the board of directors before any person becomes an acquiring person) following the commencement of a tender offer or exchange offer that would result in a person or entity becoming an acquiring person.

Until the rights distribution date, (i) the rights will be evidenced by our common stock certificates and will be transferred with and only with our common stock certificates, and (ii) the surrender or transfer of any certificates representing our outstanding common stock will also constitute the transfer of the rights associated with our common stock represented by such certificates.

As soon as practicable after the rights distribution date, rights certificates will be mailed to holders of record of our common stock at 5:00 p.m., New York City time, on the rights distribution date and, thereafter, the separate rights certificates alone will represent the rights.

The rights are not exercisable until the rights distribution date and will expire at 5:00 p.m. New York City time, on the final rights distribution date, which will be the tenth anniversary of the rights agreement unless earlier redeemed by us, as described below.

In the event that:

•	we are the surviving corporation in a merger with an acquiring person and shares of our common stock remain outstanding; or

•	a person or group becomes an acquiring person;

then, in each such case (referred to as a “triggering event”), each holder of a right will thereafter have the right to receive, upon exercise of the right, shares of our common stock (or, in certain circumstances, cash, property or other securities) having a value equal to two times the exercise price of the right. The exercise price is the purchase price per right as determined by the board of directors. However, following the occurrence of any of the events set forth in this paragraph, all rights that are, or, under certain circumstances were, beneficially owned by any acquiring person will be null and void.

In the event that, at any time following the stock acquisition date:

•	we are acquired in a merger (other than a merger described in the preceding paragraph) or other business combination transaction and we are not the surviving corporation;

•	any person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other person; or

•	50% or more of our assets or earning power is sold or transferred;

each holder of a right (except rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the ultimate parent of the acquiring person having a value equal to two times the exercise price of the right.

The purchase price payable, and the number of units of preferred stock issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock;

•	if holders of the preferred stock are granted certain rights or warrants to subscribe for preferred stock or convertible securities at less than the current market price of the preferred stock; or

•	upon the distribution to the holders of the preferred stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. We are not required to issue fractional units. In lieu thereof, an adjustment in cash may be made based on the market price of the preferred stock prior to the date of exercise.

At any time prior to the earlier of (i) the stock acquisition date or (ii) the final expiration date, a majority of our directors may redeem the rights in whole, but not in part, at a price of $.001 per right (subject to adjustment in certain events), payable, at the election of the directors, in cash or shares of our common stock. Immediately upon the action of a majority of the directors ordering the redemption of the rights, the rights will terminate and the only remaining right of the holders of rights will be to receive such redemption price.

The board of directors, at its option, may exchange each right for (i) one unit of preferred stock (subject to adjustment) or (ii) such number of units of preferred stock as will equal (x) the difference between the aggregate market price of the number of units of preferred stock to be received upon a triggering event and the purchase price set forth in the rights agreement, divided by (y) the market price per unit of preferred stock upon a triggering event.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Chaparral Steel Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to our stockholders, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for shares of our common stock (or other consideration).

The preferred stock that may be acquired upon exercise of the rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by us. In addition, the holders of the units of our preferred stock will be entitled to:

•	a minimum preferential quarterly dividend of $.001 per unit or any higher per share dividend declared on our common stock

•	one vote per unit, voting together with our common stock;

•	in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, the per share amount paid in respect of each share of our common stock; and

•	in the event of liquidation, a preferred liquidation payment equal to the greater of $1.00 per unit and the per share amount paid in respect of a share of our common stock.

These rights of holders of the preferred stock are protected by customary antidilution provisions.

Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the economic value of one unit of preferred stock that may be acquired upon the exercise of each right is expected to approximate the economic value of one share of our common stock.

Any of the provisions of the rights agreement may be amended without the approval of the holders of our common stock at any time prior to the rights distribution date. After the rights distribution date, the provisions of the rights agreement may be amended in order to cure any ambiguity, defect or inconsistency, or to make changes that do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person).

The rights will have certain anti-takeover effects. The rights will cause substantial dilution to any person or group who attempts to acquire a significant amount of common stock without approval from our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because we can redeem the rights, the rights will not interfere with a merger or other business combination approved by our board.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

An interested stockholder is generally defined to include any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determination.

Transfer Agent and Registrar

We have appointed Mellon Investor Services LLC as the transfer agent and registrar for our common stock.

Nasdaq National Market Listing

We have supplied to have our common stock traded on the Nasdaq National Market under the symbol “CHAP”.

DESCRIPTION OF CERTAIN INDEBTEDNESS

In connection with our spin-off from TXI, we issued notes and entered into a credit facility in order to fund our payment to TXI of approximately $341 million and to provide for future working capital needs and other general corporate purposes.

Following is a summary of some of the material terms of our new debt agreements.

New Credit Facility

We have entered into a new senior secured revolving credit facility of up to $150 million. Borrowings are subject to a borrowing base. We have drawn $50 million, and we expect to utilize approximately $5 million to support letters of credit, which leaves approximately $95 million available for working capital and general corporate purposes.

The new senior secured revolving credit facility matures on June 16, 2010. It includes a $15.0 million sub-limit for swing line loans and a $25.0 million sub-limit for letters of credit. Any outstanding letters of credit are deducted from the borrowing availability under the facility. Amounts drawn under the new senior secured credit facility bear annual interest at either the LIBOR rate plus a margin of 1.25% to 2.0% or a base rate (which is the higher of the federal funds rate plus 0.5% or the prime rate) plus a margin of 0.0% to 1.0%. The interest rate margins are subject to adjustments based on our leverage ratio. The commitment fee calculated on the unused portion of the new senior secured credit facility range from 0.25% to 0.5% per year based on our leverage ratio. We may terminate the new senior secured credit facility anytime.

The credit agreement requires that our material domestic subsidiaries guarantee our obligations under this facility. The new senior secured credit facility is secured by first priority security interests in all of our and the guarantors’ existing and future accounts and inventory, and in all of the equity interests in our present and future domestic subsidiaries and 66% of the equity interests in our present or future foreign subsidiaries.

The new senior secured revolving credit facility contains a number of negative covenants restricting, among other things, prepayment or redemption of other debt, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. We are required to comply with certain financial tests and to maintain certain financial ratios, such as leverage and interest coverage ratios. Our new senior secured credit facility contains customary events of default.

Senior Unsecured Notes

We issued $300 million aggregate principal amount of senior unsecured notes due 2013.

The interest rate on the notes is 10% per annum, and interest will be payable semi-annually in arrears.

At any time prior to four years after the date of issuance, we may redeem the notes at a redemption price of 100% of their principal amount plus a make-whole premium and accrued interest to the redemption date. On and after the fourth anniversary of the date of issuance, we may redeem the notes at a premium that declines annually thereafter to 100%, plus accrued interest. In addition, prior to the third anniversary of the date of issuance, we may redeem up to 35% of the notes using the proceeds of certain equity offerings.

If we experience a change of control, we may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest.

The notes are unsecured and are effectively be subordinated in right of payment to all of our existing and future senior secured debt, including borrowings under our credit facility.

The indenture governing the notes contains covenants that limit our ability and the ability of our subsidiaries to, among other things:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our stock;

•	make investments;

•	sell assets;

•	incur liens;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

The indenture under which the notes are issued will also contain customary events of default.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

The following contains summaries of certain circumstances in which indemnification is provided pursuant to the Delaware General Corporation Law (the “DGCL”) and our certificate of incorporation and bylaws. Such summaries are qualified in their entirety by reference to the referenced statutes, certificate of incorporation and bylaws.

Section 145 of the DGCL, under certain circumstances, provides for the indemnification of officers, directors, employees, and agents against liabilities that they may incur in such capacities. Section 145 provides that a Delaware corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise. Under the DGCL, a corporation may advance funds to the person requesting indemnity, provided that the corporation receives an understanding that the person will repay the advanced funds if it is ultimately determined that he is not entitled to indemnification. The DGCL also permits a corporation to provide that a director of such corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Our certificate of incorporation will provide that a director shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Our certificate of incorporation and bylaws will provide that any director or officer seeking indemnification shall be indemnified to the fullest extent permitted by DGCL. They will also provide that all expenses (including attorneys’ fees), costs, judgments, fines and amounts paid in settlement actually and reasonably incurred by a director or officer seeking indemnification shall be paid in advance of the final disposition of the action, suit or proceeding. However, as a condition to any such advance, we must receive an undertaking by or on behalf of such person to repay the amounts advanced if a final adjudication is made by a court of competent jurisdiction that such person was not entitled to indemnification.

We also expect to maintain directors’ liability insurance coverage which will insure our non-employee directors against certain losses arising from claims made by reason of their being directors of Chaparral Steel Company or its subsidiaries and for which they have not been provided reimbursement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Following the distribution of our common stock, we will have a continuing relationship with TXI as a result of the agreements we have entered into in connection with the distribution, including the separation and distribution agreement and the tax sharing and indemnification agreement. For a detailed discussion of each of these agreements, please see “Arrangements between TXI and Chaparral Steel Company”.

After the distribution, many of our officers and directors will own shares of TXI common stock. Additionally, many of our officers and directors are former employees or directors of TXI. Ownership of TXI common stock could create or appear to create conflicts of interest for such directors and officers when faced with decisions that could have disparate implications for TXI and us.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form 10 under the Securities Exchange Act of 1934 for the common stock being issued to you in the distribution of our common stock. This information statement, filed as an exhibit to the registration statement and incorporated therein by reference, omits certain information contained in the registration statement and the other exhibits and schedules thereto, to which reference is hereby made. Statements contained herein concerning the provisions of any documents filed as exhibits to the registration statement are not necessarily complete, and are qualified by reference to the copy of such document. The registration statement, including exhibits and schedules filed therewith, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by contacting the SEC at 1-800-SEC-0330. Copies of such materials may be obtained at prescribed rates by writing to the SEC. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We are not currently subject to the informational requirements of the Exchange Act. Following the distribution, we will be subject to such informational requirements, and in accordance therewith, we will file reports, proxy and information statements and other information with the SEC. Such reports, proxy and information statements and other information can be inspected and copied at the address set forth above. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

I NDEX TO FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of Chaparral Steel Company:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets — May 31, 2003 and 2004 and February 28, 2005 (unaudited)	F-3

Consolidated Statements of Operations — Years ended May 31, 2002, 2003 and 2004 and Nine Months ended February 29, 2004 and February 28, 2005 (unaudited)	F-4

Consolidated Statements of Cash Flows — Years ended May 31, 2002, 2003 and 2004 and Nine Months ended February 29, 2004 and February 28, 2005 (unaudited)	F-5

Consolidated Statements of Stockholder’s Equity — Years ended May 31, 2002, 2003 and 2004 and Nine Months ended February 28, 2005 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Chaparral Steel Company

We have audited the accompanying consolidated balance sheets of Chaparral Steel Company and subsidiaries (the Company) as of May 31, 2004 and 2003, and the related consolidated statements of operations, stockholder’s equity, and cash flows for each of the three years in the period ended May 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chaparral Steel Company and subsidiaries at May 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Dallas, Texas

February 25, 2005,

except for the second paragraph of

Note 1, as to which the date is

June 27, 2005

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	May 31,		February 28, 2005
	2003	2004
			(unaudited)
Assets
Current assets:
Cash	$3,328	$8,575	$4,526
Accounts receivable – net	1,985	103,172	117,546
Inventories	179,736	177,159	244,287
Receivable from affiliates	9,383	—	—
Deferred taxes and prepaid expenses	13,244	6,807	13,789

Total current assets	207,676	295,713	380,148

Other assets:
Goodwill	85,166	85,166	85,166
Investments and deferred charges	6,821	4,583	5,102

	91,987	89,749	90,268

Property, plant and equipment:
Land and land improvements	87,463	93,012	93,521
Buildings	53,818	55,229	54,954
Machinery and equipment	1,025,309	1,046,035	1,022,769
Construction in process	32,878	17,502	19,129

	1,199,468	1,211,778	1,190,373
Less depreciation	512,701	561,315	562,827

	686,767	650,463	627,546

	$986,430	$1,035,925	$1,097,962

Liabilities and Stockholder’s Equity
Current liabilities:
Trade accounts payable	$53,808	$55,060	$52,306
Payable to affiliates	—	35,492	9,215
Accrued wages, taxes and other liabilities	13,942	20,638	19,439

Total current liabilities	67,750	111,190	80,960

Deferred income taxes and other credits	99,316	110,688	136,973

Long-term payable to parent	543,246	543,246	543,246

Stockholder’s equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued	—	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized, 22,728,000 shares issued and outstanding at February 28, 2005	—	—	227
Additional paid-in capital	204,446	204,447	206,819
Retained earnings	71,672	66,354	129,737

	276,118	270,801	336,783

	$986,430	$1,035,925	$1,097,962

See notes to consolidated financial statements.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share)

	Year Ended May 31,			Nine Months Ended
	2002	2003	2004	February 29, 2004	February 28, 2005
				(unaudited)
Net sales	$685,228	$645,991	$905,324	$597,507	$799,019
Costs and expenses (income):
Cost of products sold	640,034	673,597	842,228	588,129	647,976
Selling, general and administrative	30,482	23,913	30,173	21,447	21,159
Interest	50,581	51,027	49,597	37,137	36,101
Other income, net	(15,624)	(1,967)	(7,677)	(5,133)	(3,751)

	705,473	746,570	914,321	641,580	701,485

Income (loss) before income taxes and accounting change	(20,245)	(100,579)	(8,997)	(44,073)	97,534
Income taxes (benefit)	(7,011)	(36,517)	(3,199)	(15,716)	34,151

Income (loss) before accounting change	(13,234)	(64,062)	(5,798)	(28,357)	63,383
Cumulative effect of accounting change – net of income taxes	—	—	480	480	—

Net income (loss)	$(13,234)	$(64,062)	$(5,318)	$(27,877)	$63,383

Basic and diluted earnings (loss) per share:
Income (loss) before accounting change	$(.58)	$(2.82)	$(.25)	$(1.25)	$2.79
Cumulative effect of accounting change	—	—	.02	.02	—

Net income (loss)	$(.58)	$(2.82)	$(.23)	$(1.23)	$2.79

Average shares outstanding:
Basic and diluted	22,728	22,728	22,728	22,728	22,728

See notes to consolidated financial statements.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended May 31,			Nine Months Ended
	2002	2003	2004	February 29, 2004	February 28, 2005
				(unaudited)
Operating activities:
Net income (loss)	$(13,234)	$(64,062)	$(5,318)	$(27,877)	$63,383
Adjustments to reconcile net income to net cash
Cumulative effect of accounting change	—	—	(480)	(480)	—
Depreciation and amortization	52,347	47,785	49,599	37,151	36,404
Deferred income taxes (benefit)	15,866	(19,682)	13,865	8,882	25,419
Other – net	(221)	1,521	345	295	3,310
Changes in operating assets and liabilities
Accounts receivable	(3,316)	1,647	(101,187)	(102,959)	(14,374)
Inventories	(4,539)	7,343	2,766	8,237	(67,127)
Prepaid expenses	6,341	(6,053)	8,138	8,740	(6,983)
Accounts payable	12,464	(3,591)	1,252	3,854	(2,753)
Accrued wages, taxes and other	(2,890)	(956)	4,108	(419)	(778)
Other credits	(52)	816	1,352	1,036	435
Receivable from or payable to affiliates	(45,264)	63,359	44,875	72,881	(26,277)

Net cash provided by operating activities	17,502	28,127	19,315	9,341	10,659

Investing activities:
Capital expenditures	(16,840)	(22,331)	(13,875)	(11,748)	(14,313)
Other – net	(498)	(852)	(193)	(49)	(396)

Net cash used by investing activities	(17,338)	(23,183)	(14,068)	(11,797)	(14,709)

Financing activities:
Debt retirements	(164)	(1,616)	—	—	—
Issuance of common stock to parent	—	—	—	—	1

Net cash provided (used) by financing activities	(164)	(1,616)	—	—	1

Increase (decrease) in cash	—	3,328	5,247	(2,456)	(4,049)

Cash at beginning of period	—	—	3,328	3,328	8,575

Cash at end of period	$—	$3,328	$8,575	$872	$4,526

See notes to consolidated financial statements.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(In thousands)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder’s Equity
May 31, 2001	$—	$—	$200,244	$148,968	$349,212
Net loss	—	—	—	(13,234)	(13,234)
Tax benefit from exercise of stock options	—	—	44	—	44
Contributions by Parent	—	—	4,129	—	4,129

May 31, 2002	—	—	204,417	135,734	340,151
Net loss	—	—	—	(64,062)	(64,062)
Tax benefit from exercise of stock options	—	—	29	—	29

May 31, 2003	—	—	204,446	71,672	276,118
Net loss	—	—	—	(5,318)	(5,318)
Tax benefit from exercise of stock options	—	—	1	—	1

May 31, 2004	—	—	204,447	66,354	270,801
Net income (unaudited)	—	—	—	63,383	63,383
Tax benefit from exercise of stock options (unaudited)	—	—	2,598	—	2,598
Issuance of common stock to parent (unaudited)	—	227	(226)	—	1

February 28, 2005 (unaudited)	$—	$227	$206,819	$129,737	$336,783

See notes to consolidated financial statements.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of February 28, 2005 and for the nine months ended

February 29, 2004 and February 28, 2005 is unaudited)

1.	Description of Business and Basis of Presentation

On December 15, 2004, Texas Industries, Inc. (the “Parent” or “TXI”) announced a plan to spin-off its steel business to TXI stockholders. On February 22, 2005, TXI formed a new, wholly-owned subsidiary, Chaparral Steel Company (the “Company”), to serve as the holding company for its steel business. The Company was initially capitalized for $1,000 and issued 1,000 shares of its common stock, at $0.01 par value per share, to TXI.

On June 7, 2005, the Company’s authorized capital stock was increased to 10,000,000 shares of preferred stock, $.01 par value per share, and 100,000,000 shares of common stock, $.01 par value per share. On June 25, 2005, TXI transferred to the Company all of the stock of its subsidiaries that are engaged its steel business, consisting of Chaparral Investments Inc. and its subsidiaries and Chaparral (Virginia) Inc. In addition, the Company issued 22,727,000 additional shares of the Company’s common stock to TXI. These transactions have been accounted for as a reorganization of entities under common control. As a result, the assets and liabilities transferred to the Company were recorded at historical cost. In connection with these transactions, TXI contributed to the Company’s capital all but $30 million of the balances the Company and its subsidiaries owed to TXI. See Note 10. Earnings (loss) per share information for all periods presented has been computed based on the number of shares of the Company’s common stock distributed to TXI on June 25, 2005.

Management expects that the shares of the Company’s common stock will be distributed to TXI stockholders in the form of a tax-free dividend. For each share of TXI common stock that a stockholder owns on the record date, a stockholder will receive one share of the Company’s common stock. This distribution will result in the Company operating as an independent entity with publicly traded common stock. TXI will not have any ownership interest in the Company subsequent to the spin-off, but may continue to conduct business pursuant to various agreements, which are outlined in Note 10.

The Company is a leading supplier of structural steel and steel bar products through a single business segment. The Company produces and sells structural steel, piling products, special bar quality products, merchant bar quality rounds, reinforcing bar and channels from facilities located in Texas and Virginia. Structural steel products include wide flange beams, channels, piling products and other shapes. Steel bar products include specialty bar products and, to a lesser extent, reinforcing bar. The Company sells to steel service centers and steel fabricators for use in the construction industry, as well as to cold finishers, forgers and original equipment manufacturers for use in the railroad, defense, automotive, manufactured housing and energy industries. The Company’s products are marketed throughout the United States, Canada and Mexico, and to a limited extent in Europe. All of the Company’s long-lived assets are located in the United States.

The accompanying financial statements include all costs of TXI’s steel business. For all periods presented, these costs include the allocation of certain corporate expenses from TXI. TXI’s corporate expenses have been allocated to the Company based on either the percentage of time employees incurred performing services for the company or specifically identified costs incurred by TXI for the Company. Management believes that the allocations were made on a reasonable basis. However, the consolidated financial statements may not necessarily reflect the financial position, results of operations and cash flows of the Company in the future, nor is it practical for management to estimate what the financial position, results of operations or cash flows would have been if the Company had been an independent, public company for the historical periods presented. See Note 10 for additional information.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended February 28, 2005, are not necessarily indicative of the results that may be expected for the year ended May 31, 2005.

2.	Summary of Significant Accounting Policies

Estimates.    The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Fair Value of Financial Instruments.    The estimated fair value of each class of financial instruments as of May 31, 2003, May 31, 2004 and February 28, 2005 approximates carrying value.

Cash.    Cash represents amounts on deposit with banking institutions. TXI utilizes a centralized cash management program for all of its subsidiaries through which the Company has received advances from, or made transfers to, TXI dependent on its cash requirements.

Receivables.    Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on historical default rates and current economic trends. The reserve is increased if a specific customer’s potential inability to make required payments is anticipated.

Environmental Liabilities.    The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies.    The Company and its subsidiaries are defendants in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets.    Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends and other factors. All of the Company’s long-lived assets are located in the United States.

Property, plant and equipment is recorded at cost. Provisions for depreciation are computed generally using the straight-line method. The Company assigns each fixed asset a useful life generally ranging from 5 to 7 years for mobile and other equipment, 10 to 20 years for machinery and equipment and 20 to 40 years for buildings and land improvements. Maintenance and repairs are charged to expense as incurred. Costs incurred for scheduled shut-downs to refurbish the facilities are amortized over the benefited period, typically 12 months. Such deferred amounts are included in deferred taxes and prepaid expenses on the consolidated balance sheets and amounted to $7.7 million at May 31, 2003, $3.0 million at May 31, 2004, and $13.0 million at February 28, 2005, and in investments and deferred charges in the amount of $2.5 million at May 31, 2003.

Goodwill.    Management tests goodwill for impairment at least annually. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends and other factors. At May 31, 2003 and 2004, the fair value of the Company’s goodwill on the balance sheet exceeded its carrying value.

Other Credits.    Other credits of $5.5 million at May 31, 2003, $7.4 million at May 31, 2004 and $7.8 million at February 28, 2005 are composed primarily of liabilities related to the Company’s retirement plans, asset retirement obligations and deferred compensation agreements.

Asset Retirement Obligations.    Effective June 1, 2003, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”, which applies to legal obligations associated with the retirement of long-lived assets.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through a charge to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

The Company incurs legal obligations for asset retirement as part of its normal operations related to the Resource Conservation and Recovery Act closures. Prior to the adoption of SFAS No. 143, the Company generally accrued for land reclamation obligations as incurred. Determining the amount of any asset retirement liability requires estimating the future cost of contracting with third parties to perform the obligation. The estimate is significantly impacted by, among other considerations, management’s assumptions regarding the scope of the work required, labor costs, inflation rates, market-risk premiums and closure dates. The initial application of the new rules resulted in a pretax cumulative credit of $.7 million.

Changes in asset retirement obligations for the year ended May 31, 2004 and nine months ended February 28, 2005 are as follows (in thousands):

	May 31, 2004	February 28, 2005
Balance at beginning of period	$485	$537
Accretion expense	55	45
Settlements	(55)	(31)
Revisions	52	—

Balance at end of period	$537	$551

The pro forma effect of assuming that the adoption of SFAS No. 143 was applied retroactively was not material to net income (loss) for 2002 and 2003.

Net Sales.    The Company recognizes revenue when the goods are shipped and title and risk of loss transfer to the customer (FOB shipping point). The Company includes delivery fees in the amount it bills customers to the extent needed to recover the Company’s cost of freight and delivery. The following table summarizes our net sales by product line. Other products revenue is generated from the Company’s metals separation operation.

	Year Ended May 31,			Nine Months Ended
	2002	2003	2004	February 29, 2004	February 28, 2005
	(in thousands)
Net sales
Structural mills	$501,158	$460,227	$643,043	$418,672	$564,551
Bar mill	114,682	116,231	177,967	119,455	173,317
Other products	20,475	18,921	27,076	18,059	22,992
Delivery fees	48,913	50,612	57,238	41,321	38,159

	$685,228	$645,991	$905,324	$597,507	$799,019

Sales to customers located outside of the United States represented 3.3%, 6.0%, 11.7% and 13.0%, of our net sales in 2002, 2003, 2004, and the nine months ended February 28, 2005, respectively. These customers were primarily located in Canada and Mexico, with no individual country accounting for more than 10% of our net sales in any of the periods presented.

Other Income.    Other income includes $9.6 million in 2002, $.5 million in 2003, $4.2 million in 2004, $4.2 million in the nine months ended February 29, 2004 and none in the nine months ended February 28, 2005 resulting from the Company’s litigation against certain graphite electrode suppliers.

Income Taxes.    The Company uses the liability method of recognizing and classifying deferred income taxes. The Company is included in the consolidated income tax returns of TXI. However, the provision (benefit) for income taxes for the periods presented has been determined as if the Company had filed separate tax returns. The Company provides valuation allowances to reduce deferred tax assets to amounts that will more likely than not be realized.

Stock-based Compensation.    The Company’s employees participate in TXI’s stock compensation plans. The plans provide for the granting of incentive and non-qualified stock options, restricted stock and other stock-based incentive awards for officers and key employees.

The Company accounts for employee stock options using the intrinsic value method of accounting prescribed by APB Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” as allowed by SFAS No. 123, “Accounting for Stock-Based Compensation”. Generally, no expense is recognized related to the Company’s stock options because each option’s exercise price is set at the stock’s fair market value on the date the option is granted.

In accordance with SFAS No. 123, the Company discloses the compensation cost based on the estimated fair value at the date of grant recognizing compensation expense ratably over the vesting period. For those plan participants of the Company, the fair value of each option grant was estimated on the date of grant for purposes of the pro forma disclosures using the Black-Scholes option-pricing model and assumptions applicable to TXI’s common stock. In 2002, the weighted-average fair value of options granted to the Company’s employees was $14.75 based on weighted average assumptions for dividend yield of .82%, volatility factor of .350, risk-free interest rate of 4.83% and expected life in years of 6.4. In 2003, the weighted-average fair value of options granted to the Company’s employees was $8.20 based on weighted average assumptions for dividend yield of 1.33%, volatility factor of .361, risk-free interest rate of 3.38% and expected life in years of 6.4. Options granted to the Company’s employees were none in 2004 and 63,650 in the nine months ended February 28, 2005.

Therefore, had compensation expense for stock options held by the Company’s employee participants been recognized based upon the fair value for awards granted, the Company’s net income (loss) would have been reduced to the following pro forma amounts:

	Year Ended May 31,			Nine Months Ended February 29, February 28,
	2002	2003	2004	2004	2005
	(in thousands)
Net income (loss)
As reported	$(13,234)	$(64,062)	$(5,318)	$(27,877)	$63,383
Plus stock-based compensation included in the determination of net income (loss) reported, net of tax	8	(4)	17	14	15
Less fair value of stock-based compensation, net of tax	(1,364)	(1,723)	(1,697)	(1,278)	(249)

Pro forma	$(14,590)	$(65,789)	$(6,998)	$(29,141)	$63,149

Basic and diluted net income (loss) per share:
As reported	$(.58)	$(2.82)	$(.23)	$(1.23)	$2.79

Pro forma	$(.64)	$(2.89)	$(.31)	$(1.28)	$2.78

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”. SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock Based Compensation”, and supersedes APB No. 25. Among other items, SFAS No. 123R eliminates the use of APB No. 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The current effective date of SFAS No. 123R is the first fiscal year beginning after June 15, 2005, which is the first quarter of the Company’s fiscal year ending May 31, 2007. The Company currently expects to adopt SFAS No. 123R effective June 1, 2006 using the “modified prospective” method. Under the modified prospective method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Financial information for periods prior to the date of adoption of SFAS No. 123R would not be restated. The Company currently utilizes a standard option pricing model (i.e., Black-Scholes) to measure the fair value of stock options granted to employees. While SFAS No. 123R permits entities to continue to use such a model, the standard also permits the use of a “lattice” model. The Company has not yet determined which model it will use to measure the fair value of awards of equity instruments to employees upon the adoption of SFAS No. 123R.

The adoption of SFAS No. 123R will have a significant effect on the Company’s future results of operations. However, it will not have an impact on the Company’s consolidated financial position. The impact of SFAS No. 123R on the Company’s results of operations cannot be predicted at this time, because it will depend on the number of equity awards granted in the future, as well as the model used to value the awards. However, had the Company adopted the requirements of SFAS No. 123R in prior periods, the impact would have approximated the amounts disclosed in the table above.

SFAS No. 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options. However, the amount of operating cash flows recognized in prior periods for such excess tax deductions, for 2002, 2003, and 2004 were not material.

3.	Working Capital

Working capital totaled $140.5 million at May 31, 2003, $184.5 million at May 31, 2004, and $299.2 million at February 28, 2005.

Accounts receivable are presented net of allowances for doubtful receivables of $.6 million at May 31, 2003, $1.5 million at May 31, 2004 and $1.9 million at February 28, 2005. Provisions for bad debts charged to expense were $4.3 million in 2002, $.6 million in 2003, $2.6 million in 2004, $2.5 million in the nine month period ended February 29, 2004 and $.4 million in the nine month period ended February 28, 2005. Uncollectible accounts written off amounted to $5.2 million in 2002, $.5 million in 2003, $1.7 million in 2004, $1.7 million in the nine month period ended February 29, 2004 and none in the nine month period ended February 28, 2005.

The Parent had an agreement with a financial institution to sell, on a revolving basis, an interest in a defined pool of trade receivables. The maximum amount outstanding varied based upon the level of eligible receivables. The Company sold its qualifying receivables to TXI at a discount and received an interest bearing note in exchange. The Company’s receivables sold to TXI totaled $56.1 million at May 31, 2002 and $63.7 million at May 31, 2003. On June 6, 2003, TXI entered into an agreement with a financial institution whereby the entire outstanding interest in the defined pool of trade receivables previously sold was repurchased and the agreement to sell receivables to TXI was terminated. The repurchase was reflected as an increase in accounts receivable. Sales of receivables to the Parent were reflected as reductions of accounts receivable. As collections reduced previously sold interests, new accounts receivable were customarily sold to TXI. Discounts on these sales are included in other income in the consolidated statements of operations and totaled $3.5 million in 2002 and $2.6 million in 2003. Also, associated interest income is included in other income in the consolidated statements of operations and totaled $5.1 million in 2002 and $4.9 million in 2003. The Company retained collection and administration responsibilities for the receivables sold to the Parent.

Inventories consist of:

	May 31,		February 28, 2005
	2003	2004
	(in thousands)
Finished products	$71,468	$70,779	$115,929
Work in process	23,134	11,555	24,903
Raw materials and supplies	85,134	94,825	103,455

	$179,736	$177,159	$244,287

Inventories are stated at cost (not in excess of market) with approximately 67% of inventories using the last-in, first-out (“LIFO”) method. If the average cost method (which approximates current replacement cost) had been used, inventory values would have been higher by $10.7 million at May 31, 2003, $37.6 million at May 31, 2004 and $54.5 million at February 28, 2005. During 2004, certain inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years. The effect of the liquidation was to decrease cost of products sold by approximately $4.4 million. Use of the lower of cost or market reduced inventories by $8.1 million during 2003 and $.2 million during 2004.

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” which will become effective for the Company beginning June 1, 2006. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The Company is currently evaluating the potential impact of this standard on its financial position and results of operations.

Accrued wages, taxes and other liabilities consist of:

	May 31,		February 28 2005
	2003	2004
	(in thousands)
Employee wages and benefits	$6,795	$9,074	$9,663
Current portion of deferred income taxes	—	3,836	3,405
Property taxes	1,012	3,245	1,653
Other liabilities	6,135	4,483	4,719

	$13,942	$20,638	$19,440

4.	Commitments

The Company entered into an agreement to purchase a minimum monthly amount of processed gases at a base price adjusted quarterly based upon a percentage change in the producer price index. The gases are produced from a facility located at the Company’s Texas facility and owned and operated by an independent third party. This agreement expires in June 2012. At May 31, 2004, the minimum monthly charge was approximately $.4 million. The Company’s entered into a similar agreement to purchase processed gases for the Virginia facility with the same third party, which expires in December 2014. The agreement specifies that the Company will purchase a minimum monthly amount of processed gases at a base price adjusted quarterly based upon a similar formula. At May 31, 2004, the minimum monthly charge was approximately $.1 million. Management believes that the Company’s minimum purchase requirements will be satisfied by its consumption of the products in the normal course of business.

The Company entered into an agreement to purchase a minimum monthly amount of mill services at its Texas facility. This agreement expires in June 2012. At May 31, 2004, the minimum monthly charge was approximately $5,000. The Company entered into a similar agreement to purchase a minimum monthly amount of mill services for the Virginia facility. This agreement expires in December 2014. At May 31, 2004, the minimum monthly charge was approximately $.4 million. Management believes that the Company’s minimum purchase requirements will be satisfied by its consumption of the products in the normal course of our business.

The asset retirement obligations represent the estimated undiscounted costs for legal obligations associated with the retirement of long-lived assets.

The Company leases certain mobile and other equipment, office space and other items, which in the normal course of business are renewed or replaced by subsequent leases. Total expense for such operating leases amounted to $2.7 million in 2002, $2.8 million in 2003, $2.0 million in 2004, $1.6 million in the nine month period ended February 29, 2004 and $1.6 million in the nine month period ended February 28, 2005.

Future estimated payments under these agreements as of May 31, 2004 are as follows:

	Total	2005	2006	2007	2008	After 2008
	(in thousands)
Processed gas supply contract	$51,313	$6,088	$6,088	$6,088	$6,088	$26,961
In-plant mill services	36,147	4,453	4,453	4,453	4,453	18,335
Asset retirement obligations	19,044	25	25	25	25	18,944
Operating lease obligations	2,200	1,400	600	200	—	—

Total	$108,704	$11,966	$11,166	$10,766	$10,566	$64,240

5.	Stock Option Plan

The Company’s employees participate in TXI’s stock option plan which provides that non-qualified and incentive stock options to purchase TXI’s common stock may be granted to officers and key employees at market prices at date of grant. Outstanding options become exercisable in installments beginning one year after date of grant and expire ten years later.

A summary of TXI option transactions related to the Company’s employees for the three years ended May 31, 2004 and nine months ended February 28, 2005, follows:

	Shares Under Option	Weighted- Average Option Price
Outstanding at May 31, 2001	573,706	$32.50

Granted	52,500	36.52
Exercised	(36,430)	24.50
Canceled	(4,540)	42.76

Outstanding at May 31, 2002	585,236	33.13

Granted	284,250	22.66
Exercised	(10,000)	24.91
Canceled	(11,400)	42.90

Outstanding at May 31, 2003	848,086	29.59

Exercised	(16,250)	21.79
Canceled	(20,000)	31.19

Outstanding at May 31, 2004	811,836	29.70

Granted	63,650	61.12
Exercised	(523,666)	32.06
Canceled	(3,000)	25.76

Outstanding at February 28, 2005	348,820	$31.94

Options exercisable as of May 31 were 349,826 shares in 2002, 412,386 shares in 2003 and 497,526 shares in 2004, at a weighted-average option price of $31.87, $32.82 and $32.24, respectively.

The following table summarizes information about TXI stock options held by the Company’s employees outstanding as of May 31, 2004.

	Range of Exercise Prices
	$15.31 -$26.38	$29.05 -$36.52	$41.53 –$50.57
Options outstanding:
Shares outstanding	476,936	168,650	166,250
Weighted-average remaining life in years	6.39	6.95	4.31
Weighted-average exercise price	$23.32	$31.82	$45.86
Options exercisable:
Shares exercisable	251,336	89,510	156,680
Weighted-average exercise price	$23.93	$31.29	$46.13

As of February 28, 2005, 37,200 options were exercisable at a weighted-average option price of $32.45.

TXI options that are unvested at the date of distribution and held by individuals who become or are retained as employees of the Company in connection with the spin-off will be cancelled and will be replaced with Chaparral Steel Company’s stock options. The exercise price of each new Chaparral Steel Company option will be based upon the respective market values of the two companies at the time the spin-off is completed so that the aggregate exercise price of the new options, as well as the ratio of the per-share fair market value of the shares to the per-share exercise price of the new options, remain the same as the cancelled TXI options.

6.	Income Taxes

The provisions (benefit) for income taxes are composed of:

	2002	2003	2004
	(in thousands)
Current	$(22,877)	$(16,835)	$(17,064)
Deferred	15,866	(19,682)	13,865

	$(7,011)	$(36,517)	$(3,199)

A reconciliation from income taxes at the federal statutory rate to the preceding provisions (benefit) follows:

	2002	2003	2004
	(in thousands)
Taxes at statutory rate	$(7,086)	$(35,203)	$(3,150)
Other – net	75	(1,314)	(49)

	$(7,011)	$(36,517)	$(3,199)

The components of the net deferred tax liability at May 31 are summarized below.

	2003	2004
	(in thousands)
Deferred tax assets:
Deferred compensation	$2,104	$2,577
Accrued expenses not currently tax deductible	2,280	1,976
Net operating loss carryforward	29,361	28,499

Total deferred tax assets	33,745	33,052

Deferred tax liabilities:
Property, plant and equipment	124,702	133,836
Inventory costs	2,088	6,384

Total deferred tax liabilities	126,790	140,220

Net deferred tax liability	93,045	107,168
Less current deferred tax (asset) liability	(804)	3,836

Long-term deferred tax liability	$93,849	$103,332

The Company received federal income tax reimbursements from TXI of $23.0 million in 2002, $17.1 million in 2003 and $16.8 million in 2004. As of May 31, 2004, the Company has $81.4 million in federal net operating loss carryforwards that begin to expire in 2023. Management believes it is more likely than not that this deferred tax asset will be realized in the near future; therefore, no valuation allowance has been recorded. As of May 31, 2004, the Company has $689.9 million in state net operating loss carryforwards that begin to expire in 2019. The Company also has state credits to offset future income tax liabilities of $41.3 million that begin to expire in 2018 and $10 million of credits that do not expire. The Company had net state deferred tax assets of $47.3 million at May 31, 2003 and $49.8 million at May 31, 2004. As of May 31, 2004, management did not believe it is more likely than not that this net state deferred tax asset will be realized. Therefore, a valuation allowance has been recorded to fully reserve the amount of the net state deferred tax assets.

On October 22, 2004, a new tax law, the American Jobs Creation Act of 2004 (the “Jobs Creation Act”), was signed by the President. Among other provisions, the Jobs Creation Act allows a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. The Company is currently evaluating the impact of the new law on its future taxable income. For financial reporting purposes, any deductions for qualified domestic production activities will be accounted for as a special deduction rather than as a rate reduction. Accordingly, any benefit from the deduction will be reported in the period in which the deduction is earned.

7.	Legal Proceedings and Contingent Liabilities

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations; however, from time to time the Company receives claims from federal and state environmental regulatory agencies and entities asserting that the Company is or may be in violation of certain environmental laws and regulations. Based on its experience in dealing with such claims in the past and the information currently available to it regarding any potential or outstanding claims, the Company believes that such claims will not have a material impact on its consolidated financial condition or results of operations. Despite the Company’s compliance and experience, it is possible that the Company could be held liable for future charges, which might be material but are not currently known or estimable. In addition, changes in federal and state laws, regulations and requirements or discovery of currently unknown conditions could require additional expenditures by the Company.

The Company and subsidiaries are defendants in lawsuits which arose in the normal course of business. In management’s judgment (based on the opinion of counsel) the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position or results of operations of the Company.

In November 1998, the Company filed an action in the District Court of Ellis County, Texas against certain graphite electrode suppliers seeking damages for illegal restraints of trade in the sale of graphite electrodes. The Company has obtained settlements of $9.6 million in 2002, $.5 million in 2003 and $4.2 million in 2004 from all the major producers named in the action and does not anticipate any material future settlements.

8.	Retirement Plans

The Company’s employees participate in a TXI defined contribution retirement plan. The Company contributes 2% of each employee’s eligible compensation and a variable contribution based on a predetermined formula established annually. The amount of retirement expense charged to costs and expenses for this plan was $2.3 million in 2002, $2.3 million in 2003, $1.7 million in 2004, $1.8 million for the nine months ended February 29, 2004 and $1.9 million for the nine months ended February 28, 2005. It is TXI’s policy to fund the plan to the extent of charges to income.

TXI has a series of financial security plans (“FSP”) that are non-qualified defined benefit plans providing death and retirement benefits to substantially all of the Company’s executive and key managerial employees. The plans are contributory but not funded. Costs and associated assets and liabilities related to the Company’s employee participation are included in the financial information contained herein. Life insurance contracts have been purchased that may be used to fund the FSP payments. These insurance contracts, recorded at their net cash surrender value, totaled $4.3 million at May 31, 2003, $4.6 million at May 31, 2004 and $5.1 million at February 28, 2005 and are included in investments on the consolidated balance sheets. The amount of FSP benefit expense and the projected FSP benefit obligation are determined using assumptions as of the end of the year. The weighted-average discount rate used was 7% in 2004. Actuarial gains or losses are recognized when incurred, and therefore, the end of year benefit obligation is the same as the accrued benefit costs recognized in the balance sheet.

The amount of FSP benefit expense was as follows:

	Year Ended May 31,			Nine Months Ended
	2002	2003	2004	February 29, 2004	February 28, 2005
	(in thousands)
Service cost	$533	$569	$603	$452	$470
Interest cost	314	380	449	337	365
Amortization of transition cost	17	17	17	12	13
Recognized actuarial loss (gain)	(474)	358	806	605	—
Participant contributions	(228)	(220)	(206)	(158)	(159)

	$162	$1,104	$1,669	$1,248	$689

The following provides a reconciliation of the FSP benefit obligation.

	Year Ended May 31,		Nine Months Ended February 28, 2005
	2003	2004
	(in thousands)
Change in projected benefit obligation
Benefit obligation at beginning of period	$5,163	$5,986	$7,316
Service cost	569	603	470
Interest cost	380	449	365
Amortization of transition cost	17	17	13
Recognized actuarial loss	358	806	—
Benefits paid	(501)	(545)	(409)

Benefit obligation/funded status at end of period	$5,986	$7,316	$7,755

9.	Incentive Plans

All personnel employed as of May 31 and not subject to production-based incentive awards share in the pretax income of the Company for the year then ended based on predetermined formulas. The duration of the plan is one year. Certain executives are additionally covered under a three-year plan. All plans have been subject to annual review by TXI’s Board of Directors. Incentive compensation related to these plans is included in selling, general and administrative expense and was $.8 million in 2002, none in 2003 and $1.7 million in 2004.

10.	Transactions with TXI and affiliates

TXI utilizes a centralized cash management program for all of its subsidiaries, through which the Company receives payments from TXI as a result of cash received from product sales or makes payments to TXI or its subsidiaries for purchases of materials or services or for costs incurred on its behalf, including raw material procurement, payroll and capital expenditures. The current payable to or receivable from affiliates also contains transactions with TXI under the inter-company tax sharing policy. TXI, through one of its subsidiaries, provides the Company with common carrier services, transporting finished product to the Company’s customers and backhauling materials and supplies for the Company. These costs have been included in cost of products sold in the consolidated statements of operations and were $7.2 million in 2002, $6.0 million in 2003 and $5.9 million in 2004. The Company believes that the rates charged to it for transportation services approximate the rates that would be charged by third parties. TXI also allocates certain corporate expenses related primarily to shared services and facilities. Management believes that the allocations were made on a reasonable basis.

The long-term payable to parent consists of advances made by TXI to the Company for the construction of facilities. During the periods presented, the Company received or paid interest on its balances with TXI and its subsidiaries at a rate 8%. This rate would not necessarily represent the rate that the Company would be able to obtain on loans from unaffiliated third parties.

An analysis of transactions in the current inter-company account for years ended May 31, 2002, 2003 and 2004 and the nine months ended February 29, 2004 and February 28, 2005 follows:

	Year Ended May 31,			Nine Months Ended
	2002	2003	2004	February 29, 2004	February 28, 2005
	(in thousands)
Current receivable from (payable to) affiliates Beginning of period	$27,478	$72,742	$9,383	$9,383	$(35,492)
Net cash remitted to (from) affiliates	165,871	64,766	94,658	34,870	160,917
Payroll and other expenses	(85,993)	(88,271)	(100,448)	(71,904)	(87,912)
Transportation services	(7,215)	(6,042)	(5,852)	(4,362)	(4,259)
Interest	(50,425)	(50,954)	(50,031)	(37,136)	(36,100)
Income taxes	23,026	17,142	16,798	5,651	(6,369)

End of period	$72,742	$9,383	$(35,492)	$(63,498)	$(9,215)

Prior to the distribution date, TXI and the Company may enter into a series of agreements to facilitate the separation from TXI. These agreements include a separation and distribution agreement and tax sharing and indemnification agreement. However, unless released by third parties, TXI may remain liable for certain lease and other obligations and liabilities that are transferred to and assumed by the Company. The Company may be obligated by the separation and distribution agreement to indemnify TXI against liabilities related to those transferred obligations and liabilities.

In connection with, a Company’s spin-off from TXI, the Company expects to issue notes and enter into a bank credit facility in order to fund a pre spin-off dividend payment to TXI, to provide for future working capital needs and other general corporate purposes. Under this credit facility, the Company expects to become subject to various restrictions and covenants. The Company expects that any inter-company accounts to TXI that remains after such payment will be converted to capital.

The Company and its subsidiaries, as well as certain of TXI’s other subsidiaries, provide a joint and several, full and unconditional guarantee of TXI’s Senior Notes due in 2011, of which $600 million was outstanding at May 31 and February 28, 2005. In connection with the separation from TXI, management expects the Company’s guarantee will be terminated. In addition, management expects that the separation and distribution agreement will provide that TXI and the Company will each release the other from all other liabilities existing or arising from all acts and events occurring before the distribution with respect to their respective businesses. The liabilities released or discharged will not include liabilities arising under or assigned by the separation and distribution agreement or any ancillary agreement.

11.	Quarterly Financial Information (Unaudited)

2005	Aug. 31	Nov. 30	Feb. 28
	(in thousands)
Net sales	$290,781	$249,119	$259,119
Gross profit	62,466	49,269	39,308
Operating profit	55,201	44,307	34,127
Net income	28,122	21,014	14,247

2004	Aug. 31	Nov. 30	Feb. 29	May 31
	(in thousands)
Net sales	$179,666	$176,151	$241,690	$307,817
Gross profit (loss)	(6,443)	(475)	16,296	53,718
Operating profit (loss)	(10,789)	(6,773)	10,626	47,536
Earnings (loss):
Income (loss) before accounting change	(14,848)	(12,276)	(1,233)	22,559
Cumulative effect of accounting change	—	480	—	—

Net income (loss)	$(14,848)	$(11,796)	$(1,233)	$22,559

2003	Aug. 31	Nov. 30	Feb. 28	May 31
	(in thousands)
Net sales	$168,157	$162,368	$148,592	$166,874
Gross profit (loss)	1,933	(8,791)	(7,175)	(13,573)
Operating loss	(3,568)	(14,290)	(12,569)	(19,125)
Net loss	(10,262)	(17,113)	(16,160)	(20,527)